

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

27 May 2005



82-34642

Securities and
450 Fifth Stree
Washington, D
U.S.A.


SEC MAIL PROCESSING
RECEIVED
MAY 31 2005
WASH., D.C. 213 SECTION

SUPPL

Re: Beijing Enterprises Holdings Limited – Information Furnished Pursuant to Rule 12g-3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-5242)

Dear Sirs,

On behalf of Beijing Enterprises Holdings Limited, enclosed are copies of the following documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g-3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"):-

PROCESSED
JUN 09 2005
THOMSON FINANCIAL

	Date	Nature of Documents
1.	20 May 2005	Change of Registered Office
2.	05 May 2005	2004 Annual Report
3.	04 May 2005	Circular (Proposals for re-election of retiring directors, general mandates to issue and repurchase shares and notice of Annual General Meeting)
4.	27 April 2005	Notice of Annual General Meeting
5.	12 April 2005	Announcement of Results for the Year ended 31 December 2004
6.	08 January 2005	Shareholding Restructuring
7.	07 January 2005	Results of Extraordinary General Meeting
8.	29 December 2004	Resignation of Directors

.../2

9.	23 December 2004	Circular (Discloseable and Connected Transaction in relation to the disposal of the entire equity interest in Beijing Enterprises (Dairy) Limited)
10.	06 December 2004	Discloseable and Connected Transactions

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions in connection with this matter, please contact Mr. Thomas Tsang at (852)2105 6330.

Very truly yours,



Thomas Tsang



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code : 392)


SEC MAIL
RECEIVED
PROCESSING
MAY 31 2005
WASH. D.C.
213
SECTION

CHANGE OF REGISTERED OFFICE

The Board of Directors (the "Board") of Beijing Enterprises Holdings Limited (the "Company") announces that the registered office of the Company will be changed to Room 4301, 43rd Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong with effect from 23 May 2005.

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Yi Xi Qun; Zhang Hong Hai; Li Fu Cheng; Guo Ying Ming; Liu Kai; Zheng Wan He; Li Man; and Guo Pu Jin.

Independent Non-Executive Directors:
Lau Hon Chuen, Ambrose; Lee Tung Hai, Leo; Wang Xian Zhang; Wu Jie Si; and Robert A. Theleen.

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 20th May 2005

Please also refer to the published version of this announcement in South China Morning Post.



北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 392)

NOTICE OF THE ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Beijing Enterprises Holdings Limited will be held at Taishan Room, Level 5, The Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Admiralty, Hong Kong on Friday, 17 June 2005 at 2:30 p.m. for the following purposes:

1. To receive and consider the Audited Consolidated Financial Statements and the Reports of the Directors and of the Auditors for the year ended 31 December 2004;

2. To declare a final dividend;

3. To elect Directors and to authorize the Board of Directors to fix Directors' remuneration;

4. To appoint Auditors and to authorize the Board of Directors to fix their remuneration;

5. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

   "THAT

   (a) the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to purchase its shares, subject to and in accordance with the applicable laws, be and is hereby generally and unconditionally approved;

   (b) the total nominal amount of shares of the Company to be purchased pursuant to the approval in paragraph (a) above shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of passing of this resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the revocation or variation of the authority given under this resolution by ordinary resolution passed by the Company's shareholders in general meetings; and

   (iii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of the Company or any applicable laws to be held.";

6. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"THAT

(a) the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements and options which would or might require shares to be allotted, issued or dealt with during or after the end of the Relevant Period (as defined below), be and is hereby generally and unconditionally approved, provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory applicable to the Company) or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend or shares of the Company in accordance with the Articles of the Company, the total nominal amount of additional shares to be issued, allotted, dealt with or agreed conditionally or unconditionally to be issued, allotted or dealt with shall not

in total exceed 20% of the total nominal amount of the share capital of the Company in issue on the date of passing of this Resolution and the said approval shall be limited accordingly; and

(b) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this resolution by ordinary resolution passed by the Company's shareholders in general meetings; and

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of the Company or any applicable laws to be held."; and

7. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"**THAT** the general mandate granted to the Directors of the Company pursuant to resolution 6 above and for the time being in force to exercise the powers of the Company to allot shares and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby extended by the total nominal amount of shares in the capital of the Company repurchased by the Company pursuant to the exercise by the Directors of the Company of the powers of the Company to purchase such shares since the granting of such general mandate referred to the above resolution 5, provided that such amount shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of passing of this resolution."

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 27 April 2005

Notes:

1. The Register of Members will be closed from Tuesday, 14 June 2005 to Friday, 17 June 2005 (both days inclusive), during which period no transfer of shares of the Company will be registered. In order to qualify for entitlement to the proposed final dividend for the year ended 31 December 2004 and for attending the Annual General Meeting, all transfers of shares of the Company accompanied by the relevant share certificates and the appropriate transfer forms must be lodged with the Company's Share Registrar, Tengis Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Monday, 13 June 2005.

2. A Member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on his behalf. A proxy need not be a Member of the Company. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

3. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be lodged with the Company's Share Registrar, Tengis Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the Meeting.

4. A circular containing details of the proposed resolutions nos. 3 and 5 to 7 as set out in this notice will be despatched to the shareholders together with the annual report of the Company for the year ended 31 December 2004.

As at the date of this notice, the executive directors of the company are Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Guo Ying Ming, Mr. Liu Kai, Mr. Zheng Wan He, Mr. Li Man and Mr. Guo Pu Jin; the non-executive directors are Mr. Lau Hon Chuen, Ambrose, Mr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jie Si and Mr. Robert A,. Theleen.

Please also refer to the published version of this announcement in SCMP.

(5)



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 392)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004

HIGHLIGHTS

- Turnover for the year amounted to HK$9.67 billion, representing an increase of 21.3% over last year.
- Profit attributable to equity shareholders of the parent amounted to HK$503 million, representing an increase of 11.8% over last year.
- Basic earnings per share amounted to HK$0.81, representing an increase of HK$0.09 over last year.
- A final dividend of HK20 cents per share is proposed for 2004.

RESULTS

The Board of Directors of Beijing Enterprises Holdings Limited (the "Company") is pleased to present the audited consolidated results of the Company and its subsidiaries (collectively the "Group") for the year ended 31 December 2004, together with comparative figures, as restated, for the previous year as follows:

	Notes	2004 HK$'000	2003 HK$'000 (Restated)
TURNOVER	2		
Continuing operations		**8,779,956**	6,966,336
Discontinued operations		**885,684**	1,003,811
		9,665,640	7,970,147
Cost of sales		**(7,005,934)**	(5,689,268)
Gross profit		**2,659,706**	2,280,879
Interest income		**44,751**	38,598
Other revenue and gains, net		**362,779**	308,367
Selling and distribution costs		**(835,106)**	(727,046)
Administrative expenses		**(1,095,343)**	(839,675)
Other operating expenses, net		**(225,923)**	(135,511)
Revaluation surplus on investment and hotel properties		**13,785**	200
PROFIT FROM OPERATING ACTIVITIES	3	**924,649**	925,812
Finance costs	4	**(138,048)**	(150,370)
Share of profits and losses of:			
Jointly-controlled entities	5	**56,453**	12,959
Associates	5	**51,175**	33,356
Amortisation of goodwill arising on acquisition of jointly-controlled entities		**–**	(4,699)

	Notes		
PROFIT/(LOSS) BEFORE TAX			
Continuing operations		*1,018,762*	*831,653*
Discontinued operations		*(124,533)*	*(14,595)*
		894,229	817,058
TAX	6		
Continuing operations		*(233,156)*	*(196,171)*
Discontinuing operations		*3,687*	*6,810*
		(229,469)	(189,361)
PROFIT/(LOSS) FOR THE YEAR			
Continuing operations		*785,606*	*635,482*
Discontinued operations		*(120,846)*	*(7,785)*
		664,760	627,697
ATTRIBUTABLE TO:			
Equity shareholders of the parent:			
Continuing operations		*571,892*	*449,204*
Discontinued operations		*(68,704)*	*841*
		503,188	450,045
Minority interests		**161,572**	177,652
		664,760	627,697
DIVIDENDS	7		
Interim		**62,250**	62,250
Proposed final		**124,500**	112,050
		186,750	174,300
EARNINGS PER SHARE	8		
Basic for profit for the year		**HK$0.81**	HK$0.72
Basic for profit from continuing operations		**HK$0.92**	HK$0.72
Diluted for profit for the year		**HK$0.79**	HK$0.71
Diluted for profit from continuing operations		**HK$0.90**	HK$0.71

Notes:

1. **Impact of Recently Issued Hong Kong Financial Reporting Standard ("HKFRSs")**

The Hong Kong Institute of Certified Public Accountants (the "HKICPA") has issued a number of new Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("HKASs"), herein collectively referred to as the new HKFRSs, which are generally effective for accounting periods beginning on or after 1 January 2005. The Group has resolved to early adopt all HKFRSs issued up to the date of approval of these financial statements.

The HKFRSs which are relevant to these financial statements are set out below and the financial statements for the year ended 31 December 2003 have been restated in accordance with the relevant requirements.

- HKAS 1 "Presentation of Financial Statements"
- HKAS 2 "Inventories"
- HKAS 7 "Cash Flow Statements"
- HKAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors"
- HKAS 10 "Events after the Balance Sheet Date"
- HKAS 11 "Construction Contracts"

- HKAS 12 "Income Taxes"
- HKAS 14 "Segment Reporting"
- HKAS 16 "Property, Plant and Equipment"
- HKAS 17 "Leases"
- HKAS 18 "Revenue"
- HKAS 19 "Employee Benefits"
- HKAS 20 "Accounting for Government Grants and Disclosure of Government Assistance"
- HKAS 21 "The Effects of Changes in Foreign Exchange Rates"
- HKAS 23 "Borrowing Costs"
- HKAS 24 "Related Party Disclosures"
- HKAS 27 "Consolidated and Separate Financial Statements"
- HKAS 28 "Investments in Associates"
- HKAS 31 "Interests in Joint Ventures"
- HKAS 32 "Financial Instruments: Disclosure and Presentation"
- HKAS 33 "Earnings per Share"
- HKAS 34 "Interim Financial Reporting"
- HKAS 36 "Impairment of Assets"
- HKAS 37 "Provisions, Contingent Liabilities and Contingent Assets"
- HKAS 38 "Intangible Assets"
- HKAS 39 "Financial Instruments: Recognition and Measurement"
- HKAS 40 "Investment Property"
- HKFRS 2 "Share-based Payment"
- HKFRS 3 "Business Combinations"
- HKFRS 5 "Non-current Assets Held for Sale and Discontinued Operations"
- HKAS-INT 10 "Government Assistance – No Specific Relation to Operating Activities (HKAS 20)"
- HKAS-INT 13 "Jointly-controlled Entities – Non-Monetary Contributions by Venturers"
- HKAS-INT 15 "Operating Leases – Incentives"
- HKAS-INT 21 "Income Taxes – Recovery of Revalued Non-Depreciable Assets"
- HKAS-INT 27 "Evaluating the Substance of Transactions Involving the Legal Form of a Lease"
- HKAS-INT 29 "Disclosure – Service Concession Arrangements"
- HKFRS-INT 4 "Determining whether an Arrangement contains a Lease"
- SSAP-INT 23 "The Appropriate Accounting Policies for Hotel Properties"
- SSAP-INT 24 "Revenue – Pre-completion Contracts for the Sale of Development Properties"

All relevant changes in the accounting policies have been made in accordance with the provisions of the respective standards.

The major effect of early adoption of those HKFRSs are summarised as follows:

(i) The adoption of HKAS 17 has resulted in a change in accounting policy relating to leasehold land. Leasehold land and buildings were previously carried at cost less accumulated depreciation and any accumulated impairment losses. In accordance with the provisions of HKAS 17, a lease of land and building should be split into a lease of land and a lease of building in proportion to the relative fair values of the leasehold interests in the land element and the building element of the lease at the inception of the lease. The lease premium for land is stated at cost and amortised over the period of the lease whereas the leasehold building is stated at cost less accumulated depreciation and any accumulated impairment losses.

(ii) The adoption of HKAS 16, HKAS 40 and SSAP-INT 23 has resulted in a change in the accounting policy for the Group's investment and hotel properties.

Changes in valuation of the investment property were previously dealt with in an investment property revaluation reserve, on a portfolio basis. Following the adoption of HKAS 40, all changes in valuation of the investment property would be recognised in the profit and loss account. There is no impact on these financial statements as a result of this change in accounting policy because the Group's investment properties had a net revaluation deficit position as at 31 December 2004, 2003 and 2002 and the changes in valuation of the Group's investment properties during the years ended 31 December 2004 and 2003 would be recognised in the profit and loss account irrespective of whether the old policy or the new policy is applied.

(ii) (continued)

Hotel properties were previously not depreciated, except where the unexpired term of the lease is 20 years or less, in which case depreciation was provided on the then carrying amount over the remaining term of the lease, and were stated at their open market values on the basis of annual professional valuations performed at the end of each financial year. Upon the adoption of HKAS 16 and HKAS 40, hotel properties would be stated at valuation less accumulated depreciation and any accumulated impairment losses. As a consequence of this change in accounting policy for hotel properties, an aggregate amount of HK$6,797,000 was charged to the consolidated profit and loss account for the year ended 31 December 2004 in respect of the deprecation of hotel properties held by two jointly-controlled entities of the Group. In the absence of any specific transitional requirements in HKAS 16, HKAS 40 and SSAP-INT 23, the new accounting policy has been applied retrospectively. The comparative statements for the year ended 31 December 2003 have been restated to conform to the new policy. The effect of the change in this accounting policy on the consolidated financial statements in respect of the year ended 31 December 2003 is summarised below:

- retained profits and hotel property revaluation reserve as at 31 December 2003 have been decreased and increased by HK$21,267,000, respectively;
- retained profits and hotel property revaluation reserve as at 1 January 2003 have been decreased and increased by HK$18,044,000, respectively;
- a net decrease in the profit for the year attributable to equity shareholders of the parent of HK$3,223,000 and a corresponding increase in revaluation surplus credited to the hotel property revaluation reserve for the year ended 31 December 2003.

(iii) HKFRS 2 requires an expense to be recognised where the Group buys goods or services in exchange for shares or rights over shares, or in exchange for other assets equivalent in value to a given number of shares or rights over shares. HKFRS 2 requires the expensing of employees' and directors' share options and other share-based incentives by using an option-pricing model.

The Group has taken advantage of the transitional provisions of HKFRS 2 in respect of equity-settled awards and has applied HKFRS 2 only to share options granted after 7 November 2002 that had not vested on or before 31 December 2003. The expenses so calculated are not material to the financial statements for the years ended 31 December 2004 and 2003.

(iv) The early adoption of HKFRS 3, HKAS 36 and HKAS 38 has resulted in a change in the accounting policy for goodwill and negative goodwill. Prior to this:

- goodwill arising from acquisitions after 1 January 2001 was amortised on the straight-line basis over a period of not exceeding 20 years;
- goodwill was assessed for impairment at each balance sheet date;
- to the extent that negative goodwill did not relate to identifiable expected future losses and expenses as at the date of acquisition, negative goodwill arising from acquisitions after 1 January 2001 was recognised in the consolidated profit and loss account on a systematic basis over the remaining average useful life of the acquired depreciable/amortisable assets; and
- on disposal of subsidiaries, jointly-controlled entities or associates, any attributable goodwill or negative goodwill previously eliminated against or credited to the consolidated capital reserve at the time of acquisition was written back and included in the calculation of the gain or loss on disposal.

In accordance with the provisions of HKFRS 3:

- the Group ceased amortisation of goodwill from 1 January 2004;
- accumulated amortisation of goodwill arising on acquisition of subsidiaries and minority interests, and jointly-controlled entities as at 1 January 2004 have been eliminated with a corresponding decrease in the respective cost of goodwill at that date;
- from the year ended 31 December 2004 onwards, goodwill is tested annually for impairment, as well as when there are indications of impairment;
- any excess of the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired as at the date of acquisition over the cost of the business combination is recognised immediately in the consolidated profit and loss account. In addition, following the transitional provisions of HKFRS 3, the carrying amount of the negative goodwill as at 1 January 2004 was derecognised by way of a corresponding adjustment to opening retained profits as at 1 January 2004.
- on disposal of subsidiaries, jointly-controlled entities or associates, any attributable goodwill or negative goodwill previously eliminated against or credited to the consolidated capital reserve at the time of acquisition is transferred to consolidated retained profits as a movement in reserves and not included in the calculation of the gain or loss on disposal.

HKFRS 3 is prospectively applied and the effect of its adoption on these financial statements in respect of the year ended 31 December 2004 is summarised below:

- accumulated amortisation of goodwill arising on acquisition of subsidiaries and minority interests, and jointly-controlled entities as at 1 January 2004 of HK$36,822,000 and HK$10,079,000, respectively, have been eliminated with a corresponding decrease in the respective cost of goodwill at that date;

- the carrying amount of the negative goodwill recognised on the consolidated balance sheet and remained eliminated against the consolidated capital reserve as at 1 January 2004 of HK$7,547,000 and HK$657,924,000, respectively, were derecognised by way of a corresponding adjustment to opening retained profits and minority interests as at 1 January 2004 of HK$663,614,000 and HK$1,857,000, respectively;

- the excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of those companies acquired by the Group during the year over cost of acquisitions in an aggregate amount of HK$35,767,000 was fully recognised as income for the year ended 31 December 2004; and

- in respect of disposal of a jointly-controlled entity and an associate during the year, the attributable goodwill previously eliminated against the consolidated capital reserve at the respective time of their acquisition of HK$40,757,000 and HK$74,167,000, respectively, is transferred to consolidated retained profits as a movement in reserves and not included in the calculation of the gain or loss on disposal.

(v) The early adoption of HKFRS 5, which has resulted in a change in accounting policy on the recognition of a discontinued operation. Prior to the adoption of HKFRS 5, the Group would have previously recognised a discontinued operation at the earlier of when:

- the Group enters into a binding sale agreement; and

- the board of directors have approved and announced a formal disposal plan.

HKFRS 5 now requires an operation to be classified as discontinued when the criteria to be classified as held for sale have been met or the Group has disposed of the operation. Held for sale is when the carrying amount of an operation will be recovered principally through a sale transaction and not through continuing use. The result of this change in accounting policy is that a discontinued operation is recognised by the Group at a later point than the accounting policy previously adopted due to the recognition criteria being stricter under HKFRS 5.

(vi) The early adoption of HKAS 32 and HKAS 39 has resulted in a change in accounting policy for recognition, measurement, derecognition and disclosure of financial instruments.

Until 31 December 2003, investments of the Group were classified into long term investments and short term investments, which were stated in the balance sheet at cost less any impairment losses and at fair value, respectively, and any impairment losses on long term investments and changes in fair value of the short term investments were recognised in the profit and loss account in the period in which they arise.

In accordance with the provisions of HKAS 39, the investments have been classified into available-for-sale financial assets and financial assets at fair value through profit or loss. The classification depends on the purpose for which the investments were held. As a result of the adoption of HKAS 39, all the investments are now stated at fair value in the balance sheet, except for certain available-for-sale financial assets that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, when they are measured at cost less any impairment losses. In addition, all the investments as at 31 December 2003 that should be measured at fair value on adoption of HKAS 39 should be remeasured at 1 January 2004 and any adjustment of the previous carrying amount should be recognised as an adjustment of the balance of retained profits at 1 January 2004.

The effect of the changes in accounting policies on these financial statements as a result of the adoption of HKAS 32 and HKAS 39 is summarised below:

- all long term investments of the Group and the Company as at 31 December 2003 were redesignated into available-for-sale financial assets on 1 January 2004. The aggregate differences between the respective carrying value of each investment as at 31 December 2003 and the respective fair value at 1 January 2004 is insignificant and hence, no adjustment has been made against the retained profits at 1 January 2004.

- all short term investments of the Group and the Company as at 31 December 2003 were redesignated into financial assets at fair value through profit or loss on 1 January 2004. There is no effect on remeasurement as the accounting policy on measurement of the Group's short term investments as at 31 December 2003 is the same as that for the financial assets at fair value through profit or loss.

(vii) The early adoption of SSAP-INT 24 has resulted in a change in accounting policy for the recognition of revenue arising from pre-completion contracts for the sale of development properties.

Prior to the adoption of SSAP-INT 24, the estimated profit on pre-sold properties under development was recognised over the course of development of the properties after execution of the formal sale and purchase agreement. The amount of estimated profit was calculated based on the proportion of construction costs incurred over the total estimated construction costs to completion, after making due allowances for contingencies, and limited to non-refundable cash deposits received. In addition, properties under development which have been pre-sold were stated at cost plus estimated attributable profits less foreseeable losses and sales deposits received.

In accordance with the provisions of SSAP-INT 24, revenue arising from pre-completion contracts for the sale of development properties that do not fall within the scope of HKAS 11 "Construction Contracts" is recognised when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the properties under development sold. Such properties are stated at cost.

There is no impact on these financial statements on the adoption of this interpretation as the Group did not have any pre-sold properties under development during the years ended 31 December 2004 and 2003.

(viii) HKAS 24 affects the identification of related parties and the disclosure of related party transactions.

(ix) HKAS 1, 2, 7, 8, 10, 11, 12, 14, 18, 19, 20, 21, 23, 27, 28, 31, 33, 34, 37, HKAS-INT 10, 13, 15, 21, 27, 29 and HKFRS-INT 4 did not result in substantial changes to the Group's accounting policies. In summary:

- HKAS 1 affects certain presentation in the consolidated balance sheet, consolidated profit and loss account and consolidated statement of changes in equity.

- HKAS 8, 16, 21, 28 and 31 affect certain disclosure of the financial statements.

2. Turnover and segment information

Turnover represents (1) the aggregate of the invoiced value of goods sold, net of value-added tax, consumption tax and government surcharges, and after allowances for goods returned and trade discounts; (2) the aggregate of revenue from hotel operations, toll revenue and the value of services rendered, net of business and consumption taxes and government surcharges; (3) an appropriate proportion of contract revenue of construction contracts, net of value added tax, business tax and government surcharges; and (4) rental income.

(a) *Business segments*

The following tables present revenue and profit/(loss) information for the Group's business segments for 2004 and 2003:

2004 Group	Continuing operations											Discontinued operations		
	Brewery operations *HK$'000*	Retail operations *HK$'000*	Expressway and toll road operations *HK$'000*	Water treatment operations *HK$'000*	Hotel operations *HK$'000*	Tourism operations *HK$'000*	Property construction and development *HK$'000*	Telecom-munications and IT related services and products *HK$'000*	Geothermal energy systems *HK$'000*	Corporate and others *HK$'000*	Total *HK$'000*	Dairy operations *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Segment revenue:														
Sales to external customers	3,494,029	3,021,404	435,371	490,566	1,243	-	294,226	436,399	230,693	376,025	8,779,956	885,684	-	9,665,640
Intersegment sales	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other revenue	100,660	44,436	(1,815)	-	16	-	4,564	1,942	23,917	44,080	217,800	16,498	-	234,298
Total	3,594,689	3,065,840	433,556	490,566	1,259	-	298,790	438,341	254,610	420,105	8,997,756	902,182	-	9,899,938
Segment results	405,108	130,100	262,327	194,297	(523)	-	(88,666)	85,429	57,690	(136,731)	909,031	(108,744)		800,287
Interest income														44,751
Unallocated revenue and gains														128,481
Unallocated expenses														(48,870)
Profit from operating activities														924,649
Finance costs														(138,048)
Share of profits and losses of:														
Jointly-controlled entities	(5,799)	17,647	-	-	35,571	9,289	-	(116)	-	11,122	67,714	(11,261)		56,453
Associates	11,586	-	-	-	-	-	-	19,897	-	19,692	51,175	-		51,175
Amortisation of goodwill arising on acquisition of jointly-controlled entities	-	-	-	-	-	-	-	-	-	-	-	-		-
PROFIT/(LOSS) BEFORE TAX														
Continuing operations														*1,018,762*
Discontinued operations														*(124,533)*
														894,229
TAX														
Continuing operations														*(233,156)*
Discontinuing operations														*3,687*
														(229,469)
PROFIT/(LOSS) FOR THE YEAR														
Continuing operations														*785,606*
Discontinued operations														*(120,846)*
														664,760
ATTRIBUTABLE TO:														
Equity shareholders of the parent:														
Continuing operations														*571,892*
Discontinued operations														*(68,704)*
														503,188
Minority interests														161,572
														664,760
Other segment information:														
Depreciation	337,957	91,923	48,866	74	-	-	18,628	3,887	592	26,512	528,439	64,546	-	592,985
Amortisation of intangible assets	-	-	30,711	70,656	-	-	-	2,263	1,058	-	104,688	-	-	104,688
Amortisation of lease premium for land	4,506	2,484	-	-	-	-	-	-	306	880	8,176	1,517	-	9,693
Impairment losses on:														
Segment assets	-	-	-	-	-	-	1,016	-	-	28,370	29,386	17,512	-	46,898
Unallocated assets														44,300

2003 Group	Continuing operations											Discontinued operations		
	Brewery operations HK$'000 (Restated)	Retail operations HK$'000 (Restated)	Expressway and toll road operations HK$'000	Water treatment operations HK$'000	Hotel operations HK$'000 (Restated)	Tourism operations HK$'000 (Restated)	Property construction and development HK$'000	Telecom-munications and IT related services and products HK$'000 (Restated)	Geothermal energy systems HK$'000	Corporate and others HK$'000 (Restated)	Total HK$'000 (Restated)	Dairy operations HK$'000 (Restated)	Eliminations HK$'000	Consolidated HK$'000 (Restated)
Segment revenue:														
Sales to external customers	2,880,337	2,184,964	361,445	414,561	2,095	-	248,545	386,665	190,521	297,203	6,966,336	1,003,811	-	7,970,147
Intersegment sales	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other revenue	35,400	41,470	1,653	-	-	-	5,647	10,021	11,420	136,665	242,276	46,303	-	288,579
Total	2,915,737	2,226,434	363,098	414,561	2,095	-	254,192	396,686	201,941	433,868	7,208,612	1,050,114	-	8,258,726
Segment results	333,709	65,260	203,015	151,262	346	-	19,516	68,487	48,965	9,487	900,047	13,956		914,003
Interest income														38,598
Unallocated revenue and gains														19,788
Unallocated expenses														(46,577)
Profit from operating activities														925,812
Finance costs														(150,370)
Share of profits and losses of:														
Jointly-controlled entities	(60)	17,118	-	-	(12,746)	2,044	-	(230)	-	4,844	10,970	1,989		12,959
Associates	(720)	19	-	-	-	-	-	24,347	-	17,734	41,380	(8,024)		33,356
Amortisation of goodwill arising on acquisition of jointly-controlled entities	(678)	(342)	-	-	-	-	-	-	-	(3,679)	(4,699)	-		(4,699)
PROFIT/(LOSS) BEFORE TAX														
Continuing operations														*831,653*
Discontinued operations														*(14,595)*
														817,058
TAX														
Continuing operations														*(196,171)*
Discontinuing operations														*6,810*
														(189,361)
PROFIT/(LOSS) FOR THE YEAR														
Continuing operations														*635,482*
Discontinued operations														*(7,785)*
														627,697
ATTRIBUTABLE TO:														
Equity shareholders of the parent:														
Continuing operations														*449,204*
Discontinued operations														*841*
														450,045
Minority interests														177,652
														627,697
Other segment information:														
Depreciation	301,586	59,738	44,137	85	1,367	-	20,277	7,978	2,214	31,998	469,380	60,170	-	529,550
Amortisation:														
Goodwill/(negative goodwill), net	225	711	1,178	-	-	-	-	7,585	3,596	5,650	18,945	(4,264)	-	14,681
Intangible assets	-	-	30,711	70,656	-	-	-	1,917	704	-	103,988	-	-	103,988
Impairment losses on:														
Segment assets	-	-	-	-	-	-	-	-	-	18,426	18,426	9,421	-	27,847
Unallocated assets														46,577

(b) Geographical segments

The following table presents revenue information for the Group's geographical segments:

Group	Hong Kong		Mainland China		Overseas		Eliminations		Consolidated	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Segment revenue:										
Sales to external customers	**34,742**	10,720	**9,445,907**	7,799,291	**184,991**	160,136	**-**	-	**9,665,640**	7,970,147
Intersegment sales	**10,367**	12,918	**-**	-	**38,731**	27,575	**(49,098)**	(40,493)	**-**	-
Other revenue	**12,660**	7,598	**221,638**	280,287	**-**	694	**-**	-	**234,298**	288,579
Total	**57,769**	31,236	**9,667,545**	8,079,578	**223,722**	188,405	**(49,098)**	(40,493)	**9,899,938**	8,258,726

3. Profit From Operating Activities

The Group's profit from operating activities is arrived at after charging/(crediting):

	2004	2003
	HK$'000	*HK$'000*
Depreciation	**592,985**	529,550
Impairment of fixed assets	**29,386**	–
Impairment of interest in an associate	**–**	7,065
Impairment of available-for-sale financial assets	**44,300**	–
Impairment of long term investments	**–**	46,577
Impairment of goodwill	**–**	7,488
Impairment of deferred development costs	**–**	13,294
Unrealised loss on financial assets at fair value through profit or loss, net	**4,570**	–
Exchange losses, net	**1,094**	1,235
Investment income:		
Listed	**(1,116)**	–
Unlisted	**(1,937)**	(7,429)

4. Finance costs

	Group	
	2004	2003
	HK$'000	*HK$'000*
Interest on convertible bonds	**7,193**	7,913
Interest on bank loans and other loans wholly repayable within five years	**123,744**	134,153
Interest on other loans	**8,215**	9,108
Total finance costs	**139,152**	151,174
Less: Interest capitalised in fixed assets	**(1,104)**	(804)
	138,048	150,370

5. Share of profits and losses of jointly-controlled entities and associates

An analysis of share of profits and losses of jointly-controlled entities and associates is as follow:

	Group	
	2004	2003
	HK$'000	*HK$'000*
		(Restated)
i) Jointly-controlled entitles:		
Share of profits and losses before tax	**66,706**	17,365
Share of tax	**(10,253)**	(4,406)
Share of profits and losses	**56,453**	12,959
ii) Associates:		
Share of profits and losses before tax	**59,182**	41,981
Share of tax	**(8,007)**	(8,625)
Share of profits and losses	**51,175**	33,356

6. Tax

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. The income tax provision in respect of operations in Mainland China and overseas is calculated at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof.

	Group	
	2004	2003
	HK$'000	*HK$'000*
		(Restated)
Current – The PRC		
Hong Kong	**712**	571
Mainland China	**239,301**	189,875
Current – Overseas	**486**	14
Underprovision in prior years	**5**	4,499
Deferred	**(7,348)**	1,212
Total tax charge from continuing operations	**233,156**	196,171
Discontinued operations	**(3,687)**	(6,810)
	229,469	189,361

7. Dividends

	2004	2003
	HK$'000	*HK$'000*
Interim – HK$0.10 (2003: HK$0.10) per ordinary share	**62,250**	62,250
Proposed final – HK$0.20 (2003: HK$0.18) per ordinary share	**124,500**	112,050
	186,750	174,300

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

8. Earnings per share

The calculation of the basic and diluted earnings per share for the year ended 31 December 2004 is based on the following data:

Earnings:

	2004	2003
	HK$'000	*HK$'000*
		(Restated)
(i) For profit for the year:		
Profit for the year attributable to equity shareholders of the parent, used in the basic earnings per share calculation	**503,188**	450,045
Interest expense for the year relating to the liability component of the convertible bonds of a subsidiary, net of current tax	**4,819**	5,302
Decrease in share of net profit for the year of a subsidiary, as a result of the dilution of interest in that subsidiary assuming the exercise of all the outstanding convertible bonds issued by that subsidiary	**(14,077)**	(11,314)
Profit for the year attributable to equity shareholders of parent, used in the diluted earnings per share calculation	**493,930**	444,033
(ii) For profit for the year from continuing operations:		
Profit for the year from continuing operations attributable to equity shareholders of the parent, used in the basic earnings per share calculation	**571,892**	449,204
Interest expense for the year relating to the liability component of the convertible bonds of a subsidiary, net of current tax	**4,819**	5,302
Decrease in share of net profit for the year of a subsidiary, as a result of the dilution of interest in that subsidiary assuming the exercise of all the outstanding convertible bonds issued by that subsidiary	**(14,077)**	(11,314)
Profit for the year from continuing operations attributable to equity shareholders of parent, used in the diluted earnings per share calculation	**562,634**	443,192

Number of ordinary shares:

	2004	2003
Weighted average number of ordinary shares in issue during the year used in basic and diluted earnings per share calculations	**622,500,000**	622,500,000

The exercise of the outstanding share options of the Company and Beijing Development, a subsidiary of the Company, during the years ended 31 December 2004 and 2003 did not have a diluting effect on the Group's basic earnings per share for these years.

The exercise of the outstanding share options of Xteam Software International Limited, a subsidiary of the Company acquired in 2004, during the year ended 31 December 2004 did not have a diluting effect on the Group's basic earnings per share for that year.

9. Comparative Amounts

Owing to the early adoption of new HKFRSs during the current year, certain prior year adjustments have been made and certain comparative amounts have been restated and reclassified to conform to current year's presentation.

DIVIDENDS

The Directors of the Company recommended the payment of a final dividend of HK20 cents per share for the year ended 31 December 2004 payable to shareholders whose names appear on the Register of Members of the Company on Friday, 17 June 2005. Subject to the approval of shareholders at the forthcoming annual general meeting, the final dividend will be paid on or around Friday, 15 July 2005.

MANAGEMENT DISCUSSION AND ANALYSIS

Business Overview

Most of the Group's businesses recorded remarkable growth in 2004. For the year ended 31 December 2004, the Company's consolidated turnover and profit attributable to shareholders were approximately HK$9.666 billion and HK$0.503 billion respectively, representing 21.3% and 11.8% increase comparing to 2003, respectively. The business growth was mainly attributable to the significant increase in the traffic flow of Beijing Capital Expressway Development Co., Ltd. ("Capital Expressway"), the success of the nationwide acquisitions of Beijing Yanjing Brewery Company Limited ("Yanjing Brewery") and the active expansion of Beijing Wangfujing Department Store (Group) Co., Ltd. ("Wangfujing Department Store"). The growth in profit was mainly attributable to the increase in the revenue from Capital Expressway, the increase in the sales of Yanjing Brewery and the exceptional gains from the sales of assets.

Infrastructure and public facilities

Toll Roads

The annual traffic flow of Capital Expressway increased by 24% to 42.69 million vehicles, reaching a historical new height. The utilisation rate has exceeded 90% of the original designed load. Turnover and net profit attributable to the Group increased by 26.6% and 35.3% to HK$352 million and HK$180 million respectively.

The revenue of Shenzhen Shiguan Highway amounted to HK$83.24 million, which was basically the same as the previous year. Profit attributable to shareholders was HK$23.59 million, representing an increase of 3% from last year.

Water treatment concession

The operating profit contribution to the Group after amortisation derived from the Beijing No. 9 water treatment concession amounted to approximately HK$128 million. This project is one of the most important source of cashflow for the Group and will continue to provide steady cashflow to the Group in the future.

Consumer Products

Beer

The business of Yanjing Brewery continued to grow in 2004. Sales volume of Yanjing Brewery's beer reached a new high of 2.88 million tons. The nationwide turnover amounted to approximately HK$3.5 billion, representing a growth of approximately 21% over last year. During the period, the rise in the price of raw materials resulted in an increase of cost by approximately HK$151 million. However, Yanjing Brewery's successful exploration into the premium beer sector offset the additional cost brought about by the rise in the price of raw materials and contributed to the steady business growth. Operating profit contribution to the Group increased by approximately 13.3% to HK$128 million. In addition, the Group's shareholding in Beijing Yanjing Brewery Company Limited ("Beijing Yanjing") decreased due to the exercise of the convertible bonds of Beijing Yanjing by its holders, and in accounting treatment, the exercise was deemed as the Group's disposal of equity interests which generate gain. Together with the gain generated from the negative goodwill arising from the merging and acquisition of enterprises, the Group recorded an exceptional gain of total HK$37.66 million. In 2004, the share of Yanjing Brewery in the national market rose to 11%. It is expected that the sales volume will exceed 3 million tons in this year, making Yanjing Brewery to be one of the top ten beer breweries in the world in terms of production volume.

Dairy

The business of Beijing Sanyuan Foods Co. Ltd. ("Sanyuan Foods") was hard hit by a series of unfavourable factors. Accordingly, its turnover dropped 23% when compared with 2003. Loss attributable to the Group amounted to HK$66.20 million. Since the Group is adjusting its asset portfolio and business strategies, it entered into an agreement at the end of 2004 to sell the controlling interests of Sanyuan Foods at book value (including goodwill) after careful considerations. The completion of this transaction will be subject to the approvals of the PRC supervisory authorities.

Retail and Tourism Services

Retail

The expansion of Wangfujing Department Store in second-tier cities in the inland regions has begun to bear fruit. Turnover amounted to HK$3.259 billion, representing an increase of 47% when compared with last year. The number of department stores throughout the country increased to 14. Sales in most of the stores increased when compared with last year. Profit contribution from the department stores continued to grow. However, loss incurred from the sales of a real estate project in Chengdu offset the growth in profit. The management believes that Wangfujing Department Stores have come out of the doldrums and will resume its growth momentum in future.

Hotel and tourism

This business segment has completely recovered from the impact of SARS. The number of tourists traveling to Badaling and Longqingxia increased significantly, driving profit back to its normal level.

During the year, the occupancy rate of Jian Guo Hotel Joint Venture of Beijing ("Jian Guo Hotel") continued to rise. The relatively out-dated facilities of the Hotel make it difficult for the Hotel to raise the room rates. Beijing Tourism Group, the second largest shareholder of Jian Guo Hotel intends to re-develop the project. On the basis that it takes a long time for the investment in the new project to yield returns, the Group sold its 50.5% equity interest in Jian Guo Hotel at book value (including goodwill) in August 2004.

Technology

Information technology

Beijing Development (Hong Kong) Limited ("Beijing Development") is the Group's flagship in information technology business. All its business segments made progress during the year. With business volume not yet reaching economies of scale, Beijing Development cannot achieve any breakthrough in profit.

Others

The progress of its newly-developed geothermal energy system business was satisfactory with the sales and profit of Beijing Ever Source Scientific Technology Development Co., Ltd. steadily surpassing those of last year. Most of the investment in other technology business generated profit and contributed to the overall results.

Exceptional profit and loss

Since the beginning of this year, the Group has began to enter into agreements to sell various non-core assets with low yields, including the sales of 20% equity interests in Siemens Communication Networks Ltd., Beijing ("SCNB"), a former associate of the Company known as Beijing International Switching System Company Limited; 50.5% controlling interests in Jian Guo Hotel; and 55% controlling interests in Sanyuan Foods. These business and assets belong to enterprises which are either experiencing industry downturn or have problems regarding its market competitiveness. In order to centralise its management resources and reorganise its asset structure, the Group sold the above assets at its book value or above. According to the new accounting principles, the Group recorded an exceptional profit of HK$133 million in 2004 as a result of the sales of 20% equity interest in SCNB and the sales of 50.5% controlling interest in Jian Guo Hotel. The sales of these two assets brought in a cash amount of approximately HK$870 million for the Company, which will be used to fund new investment projects.

With a view to laying a solid foundation for its future development, the Group evaluated certain investment projects and assets and made appropriate provisions of approximately HK$71.93 million, in order to better reflect the actual value of those assets.

STRATEGIES AND PROSPECTS

The Company is transforming into a conglomerate that is principally engaged in investing in and developing infrastructures, public facilities and high-tech projects. Capitalising on the reforms of state-owned enterprises and catering for the market changes, the Group will implement the following measures in the coming year:

1. Stepping up efforts in internal reorganisation: Beijing Enterprises Holdings Group Company Limited ("BE Group"), under the direct administration of the State-owned Assets Supervision and Administration Commission of Beijing, will become the ultimate controlling company of the Company upon completion of shareholding reallocation, the Group will be well-positioned to embark on investment projects relating to Beijing's public facilities and infrastructure in the course of the persistent economic development of the capital. The Group is actively establishing investment platforms for expressways, water supply, environmental protection and gas supply while continuing to identify investment projects with development potential, so as to become a conglomerate with business synergy.

2. Actively implementing plans to streamline asset portfolio: to reorganise assets not in line with the overall development strategy, so as to develop a clearer positioning for the Group's core businesses.

3. Enhancing the development of the core business of Yanjing Brewery, consolidating its status as a renowned brand in the PRC beer industry and aiming at a sales volume of over 3 million tons in year 2005: developing premium products to mitigate the impact of rising cost of raw materials on production cost; maintaining a capital structure of low gearing ratio and taking full advantage of the opportunities brought about by acquisitions and mergers; expediting the development of regional business; accelerating the pace of strategic research and paving the way for the Group's sustainable development, especially in the areas of high-tech development and investment.

In 2005, the Board will lead the Company in consolidating its position as the financing window of Beijing in the international capital market and in providing financing channels and management experience for Beijing's economic development and city construction.

CAPITALISATION AND FINANCIAL POSITION

Shareholders' equity increased to approximately HK$7.88 billion while minority interests amounted to approximately HK$3.63 billion as at 31 December 2004. Total borrowings were HK$4.39 billion. Net debt (total borrowings minus cash and bank balances) was HK$197 million at year end date, representing 2.5% net debt to equity ratio. Bank borrowings were predominately in Renminbi with remaining 32% in US Dollar.

EVENT AFTER BALANCE SHEET DATE

Subsequent to the balance sheet date, the following significant events occurred:

(i) The Beijing Municipal People's Government ("Beijing Government") will reallocate its beneficial interest in the entired issued share capital of Beijing Holdings Limited ("BHL"), the then ultimate holding company of the Company, to BE Group. Upon the completion of the shareholding reallocation, BE Group will be the ultimate holding company of the Company. BE Group was established in the PRC, which is wholly-owned by Beijing Government.

(ii) on 25 March 2005, Beijing Yanjing acquired a further 14.2244% interest in Fujian Huiquan Brewery Company Limited, which is engaged in the production and sale of beer in the PRC and shares of which are listed on the Shanghai Stock Exchange, for a cash consideration of RMB131,575,700 Upon completion of the acquisition, Beijing Yanjing will be interested in 52.3724% of the shareholding in Yanjing Huiquan Brewery Company Limited.

EMPLOYEES

At the year end date, the Group employed approximately 39,600 employees for its principal business. The Group ensures that the pay levels of its employees are competitive.

CORPORATE GOVERNANCE

In the opinion of the directors, the Company complied with the Code of Best Practice (the "Code") as set out in Appendix 14 of the Listing Rules which was in force prior to 1 January 2005.

The Code was replaced by the Code on Corporate Governance Practices (the "Code on CG Practices") which has become effective for accounting periods commencing on or after 1 January 2005. Appropriate actions are being taken by the Company for complying with the Code on CG Practices.

AUDIT COMMITTEE

The Audit Committee comprises three Independent Non-executive Directors of the Company Mr. Lee Tung Hai, Leo (the Chairman of the Committee), Mr. Wang Xian Zhang and Mr. Wu Jiesi. The Audit Committee is primarily responsible for reviewing and providing supervision over the financial reporting procedure and internal controls of the Company. The annual results have been reviewed by the Audit Committee of the Company and audited by the Company's auditors, Ernst & Young. An unqualified auditors' report will be included in the Annual Report to shareholders.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Tuesday, 14 June 2005 to Friday, 17 June 2005 (both days inclusive), during which period no transfer of shares will be registered. In order to qualify for entitlement to the proposed final dividend and for attending the forthcoming annual general meeting of the Company to be held on Friday, 17 June 2005, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Share Registrar, Tengis Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Monday, 13 June 2005.

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

PUBLICATION OF THE RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

A detailed results announcement of the Company for the year 2004 containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Listing Rules in force prior to 31 March 2004, which remains applicable to results announcements in respect of accounting periods commencing before 1 July 2004 under transitional arrangement, will be published on the Company's website (www.behl.com.hk) and the website of the Stock Exchange (www.hkex.com.hk).

Executive Directors:
Yi Xi Qun; Zhang Hong Hai; Li Fu Cheng; Guo Ying Ming; Liu Kai; Zheng Wan He; Li Man; Guo Pu Jin

Independent Non-Executive Directors:
Lau Hon Chuen, Ambrose; Lee Tung Hai, Leo; Wang Xian Zhang; Wu Jiesi; Robert A. Theleen

On behalf of the Board
Yi Xi Qun
Chairman

Hong Kong, 12 April 2005

Please also refer to the published version of this announcement in South China Morning Post.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock code: 392)



北京發展(香港)有限公司
BEIJING DEVELOPMENT (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock code: 154)


team

XTEAM SOFTWARE INTERNATIONAL LIMITED
衝浪平台軟件國際有限公司

(Incorporated in Cayman Islands with limited liability)

(Stock code: 8178)

SHAREHOLDING RESTRUCTURING

The Directors understand that BE Group has been established and that the Shareholding Reallocation will be effected soon. Upon completion of the Shareholding Reallocation, BE Group will become the new ultimate holding company of Beijing Enterprises. Accordingly, BE Group would be required to make a general offer for all the remaining shares in Beijing Enterprises under Rule 26.1 of the Takeovers Code, unless a waiver is granted by the SFC. A waiver application was made to the SFC, and the SFC has granted a waiver to BE Group from the requirement to make such a general offer pursuant to Note 6 to Rule 26.1 of the Takeovers Code.

SHAREHOLDING REALLOCATION

The Directors understand that the BE Group has been established and that the Shareholding Reallocation will be effected soon.

Set out below is the simplified shareholding structure of Beijing Enterprises, Beijing Development and Xteam before and after the completion of the Shareholding Reallocation:

Before the Shareholding ReallocationAfter completion of the Shareholding Reallocation



Beijing City
100%
BHL
100%
BHL BVI
66.48%
BEIL
Public
0.044% (Note 1)
66.506% (Note 1)
33.48%
Beijing Enterprises
Public
10.09% (Note 2)
55.81% (Note 3)
34.1%
Beijing Development
Public
56.29% (Note 4)
43.71%
Xteam
Beijing City
100%
BE Group
100%
BHL
100%
BHL BVI
66.48%
BEIL
Public
0.044% (Note 1)
66.506% (Note 1)
33.48%
Beijing Enterprises
Public
10.09% (Note 2)
55.81% (Note 3)
34.1%
Beijing Development
Public
56.29% (Note 4)
43.71%
Xteam

Notes:

1. BEIL's direct and indirect shareholdings in Beijing Enterprises are as follows: BEIL directly holds about 50.434% and Modern Orient Limited (a wholly-owned subsidiary of BEIL incorporated in Hong Kong) directly holds about 16.072%. Separately, BHL directly holds about 0.044% of the shares in Beijing Enterprises. The direct and indirect aggregate shareholding of BHL as a group in Beijing Enterprises is therefore about 66.55%.

2. This represents shares held by Illumination Holdings Limited, which is a wholly-owned subsidiary of Central Developments Limited, which in turn is wholly-owned by BHL.

3. This represents shares held by Beijing Enterprises through its wholly-owned subsidiary, Idata Finance Trading Limited.

4. This represents shares held by two wholly-owned subsidiaries of Beijing Development, Prime Technology Group Limited and E-tron Limited. They hold about 50.49% and about 5.80% of the shares in Xteam, respectively.

As illustrated by the diagrams above, the ultimate control of the shareholding interest in Beijing Enterprises of about 66.55% remains with Beijing City after the completion of the Shareholding Reallocation. The Shareholding Reallocation is part of the Beijing City's restructuring plan and its plan to centralize the management of state-owned assets. There is no change to the business of Beijing Enterprises after the Shareholding Reallocation.

IMPLICATIONS UNDER THE TAKEOVERS CODE

As illustrated by the diagrams above, BHL, currently has control of (directly and through its subsidiaries) about 66.55% shareholding interest in Beijing Enterprises and is the ultimate holding company of Beijing Enterprises. Upon completion of the Shareholding Reallocation, BE Group will become the new ultimate holding company of Beijing Enterprises. Accordingly, BE Group would be required to make a general offer for all the remaining shares in Beijing Enterprises under Rule 26.1 of the Takeovers Code, unless a waiver is granted by the SFC. Since BE Group will be beneficially wholly-owned by Beijing City (as is BHL before the Shareholding Reallocation), there will not be any change in the ultimate control of the shareholding interest in Beijing Enterprises of about 66.55% as a result of the Shareholding Reallocation. A waiver application was made to the SFC, and the SFC has granted a waiver to BE Group from the requirement to make such a general offer pursuant to Note 6 to Rule 26.1 of the Takeovers Code.

DIRECTORS

The directors of Beijing Enterprises as at the date of this announcement are as follows:

Executive directors: Mr Yi Xi Qun, Mr Zhang Hong Hai, Mr Li Fu Cheng, Mr Guo Ying Ming, Mr Liu Kai, Mr Zheng Wan He, Mr Li Man and Mr Guo Pu Jin.

Independent non-executive directors: Mr Lau Hon Chuen, Ambrose, Mr Lee Tung Hai, Leo, Mr Wang Xian Zhang, Mr Wu Jiesi and Mr Robert A. Theleen.

The directors of Beijing Development as at the date of this announcement are as follows:

Executive directors: Mr Zhang Hong Hai; Mr Ng Kong Fat, Brian, Mr E Meng and Mr Zhao Jifeng.

Independent non-executive directors: Mr Liu Wei, Mr Jin Lizuo and Mr Cao Guixing.

The directors of Xteam as at the date of this announcement are as follows:

Executive directors: Mr Zhang Hong Hai; Mr Li Kang Ying, Mr Ma Gary Ming Fai, Mr Cao Wei, Mr Ng Kong Fat, Brian, Mr E Meng and Ms Chen Zhi.

Independent non-executive directors: Ms Ma Yu Hua, Ms Liang Ye Ping and Mr Jiang Qi Ping.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"BE Group"	北京控股集團有限公司 (Beijing Enterprises Group Holdings Company Limited), a company established in the PRC, which is wholly-owned by Beijing City
"Beijing City"	the Beijing Municipal People's Government
"Beijing Development"	Beijing Development (Hong Kong) Limited (北京發展(香港)有限公司), a company incorporated in Hong Kong with limited liability, whose shares are listed on the Main Board of the Hong Kong Stock Exchange
"Beijing Enterprises"	Beijing Enterprises Holdings Limited (北京控股有限公司), a company incorporated in Hong Kong with limited liability, whose shares are listed on the Main Board of the Hong Kong Stock Exchange

"BEIL"	Beijing Enterprises Investments Limited, a company incorporated in the British Virgin Islands, which is a 66.48% owned subsidiary of BHL BVI
"BHL"	Beijing Holdings Limited (京泰實業(集團)有限公司), a company incorporated in Hong Kong, which is currently beneficially wholly-owned by Beijing City
"BHL BVI"	Beijing Holdings (BVI) Limited, a company incorporated in the British Virgin Islands, which is a wholly-owned subsidiary of BHL
"Directors"	the directors of Beijing Enterprises, Beijing Development and Xteam
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"PRC"	People's Republic of China
"SFC"	Securities and Futures Commission of Hong Kong
"Shareholding Reallocation"	the proposed transfer, by way of allocation, of the beneficial interest in the entire issued share capital of BHL from Beijing City to BE Group
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Xteam"	Xteam Software International Limited (衡浪平台軟件國際有限公司) a company incorporated in Cayman Islands with limited liability, whose shares are listed on the Growth Enterprise Market of the Hong Kong Stock Exchange

By Order of the Board of Directors	By Order of the Board of Directors	By Order of the Board of Directors
Beijing Enterprises Holdings Limited	**Beijing Development (Hong Kong) Limited**	**Xteam Software International Limited**
Tam Chun Fai	**Wong Kwok Wai**	**Mak To Wai**
Company Secretary	*Company Secretary*	*Company Secretary*

Hong Kong, 8 January 2005

The Directors of Beijing Enterprises jointly and severally accept full responsibility for the accuracy of information contained in this announcement (other than that relating to Beijing Development and Xteam) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to Beijing Development and Xteam) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement (other than those relating to Beijing Development and Xteam), the omission of which would make any statement in this announcement misleading.

The Directors of Beijing Development jointly and severally accept full responsibility for the accuracy of information contained in this announcement (other than that relating to Beijing Enterprises and Xteam) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to Beijing Enterprises and Xteam) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement (other than those relating to Beijing Enterprises and Xteam), the omission of which would make any statement in this announcement misleading.

The Directors of Xteam jointly and severally accept full responsibility for the accuracy of information contained in this announcement (other than that relating to Beijing Development and Beijing Enterprises) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to Beijing Development and Beijing Enterprises) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement (other than those relating to Beijing Development and Beijing Enterprises), the omission of which would make any statement in this announcement misleading.

Please also refer to the published version of this announcement in The Standartd.

(7)



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

Stock Code : 392

RESULTS OF THE EXTRAORDINARY GENERAL MEETING HELD ON 7 JANUARY 2005 IN RELATION TO THE DISCLOSEABLE AND CONNECTED TRANSACTIONS: THE TRANSACTIONS INVOLVING THE DISPOSAL OF THE ENTIRE EQUITY INTEREST IN BEIJING ENTERPRISES (DAIRY) LIMITED

Reference is made to the circular of the Company dated 23 December 2004 (the "Circular") regarding the Transactions involving the disposal of the entire 100% equity interest in Beijing Enterprises (Dairy) Limited by the Company to San Yuan Group and Beijing Holdings pursuant to the terms of the San Yuan Group Agreement and the Beijing Holdings Agreement. Unless the context otherwise requires, terms used in this announcement shall have the same meanings as defined in the Circular.

POLL RESULTS

As required by the Listing Rules, a poll was taken in respect of all the resolutions that were proposed at the EGM of the Company held on 7 January 2005. The Board is pleased to announce that the resolutions were duly passed by way of poll at the EGM.

The poll results in respect of the resolutions that were proposed at the EGM were as follows:

ORDINARY RESOLUTIONS		
	NUMBER OF VOTES (%)	
1. Ordinary resolution number 1 (to approve the San Yuan Group Agreement)	FOR	AGAINST
	30,756,977 (99.98%)	6,000 (0.02%)
(a) The total number of the Shares entitling the Independent Shareholders to attend and vote for or against the resolution at the EGM	208,229,000	
(b) The total number of the Shares entitling the Independent Shareholders to attend and vote only against the resolution at the EGM	NIL	
(c) The total number of the Shares represented by the votes cast at the EGM	30,762,977	
As more than 50% of the votes were cast in favour of this ordinary resolution, this ordinary resolution was passed.		
	NUMBER OF VOTES (%)	
2. Ordinary resolution number 2 (to approve the Beijing Holdings Agreement)	FOR	AGAINST
	30,756,977 (99.98%)	6,000 (0.02%)
(a) The total number of the Shares entitling the Independent Shareholders to attend and vote for or against the resolution at the EGM	208,229,000	
(b) The total number of the Shares entitling the Independent Shareholders to attend and vote only against the resolution at the EGM	NIL	
(c) The total number of the Shares represented by the votes cast at the EGM	30,762,977	
As more than 50% of the votes were cast in favour of this ordinary resolution, this ordinary resolution was passed.		

Beijing Holdings Limited and its associates stated in the Circular that they intended to abstain from voting on the relevant ordinary resolutions and in fact so abstained from voting at the EGM.

Tengis Limited, the Share Registrar of the Company, acted as scrutineer for the poll at the EGM.

GENERAL

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Yi Xiqun; Zhang Honghai; Li Fu Cheng; Guo Yingming; Liu Kai; Zheng Wan He; Li Man; Guo Pu Jin

Independent Non-Executive Directors:
Lau Hon Chuen, Ambrose; Lee Tung Hai, Leo; Wang Xian Zhang; Wu Jiesi; Robert A. Theleen

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 7th January 2005

Please also refer to the published version of this announcement in The Standard.

(8)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability)

Stock Code: 392

RESIGNATION OF DIRECTORS

The Board of Directors of Beijing Enterprises Holdings Limited (the "Company") announces the resignation of Mr. Li Zhong Gen and Mr. Bao Zong Ye as executive directors of the Company effective on 29th December 2004.

The Board of Directors of Beijing Enterprises Holdings Limited (the "Company") announces that Mr. Li Zhong Gen and Mr. Bao Zong Ye resigned of their own accord as executive directors of the Company effective on 29th December 2004. The Company confirmed that there is no other matter that needs to be brought to the attention of holders of securities of the Company in relation to their resignation. The Board of Directors takes this opportunity to express our appreciation for their valuable contribution to the Company.

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Yi Xiqun; Zhang Honghai; Li Fu Cheng; Guo Yingming; Liu Kai; Zheng Wan He; Li Man; Guo Pu Jin

Independent Non-Executive Directors:
Lau Hon Chuen, Ambrose; Lee Tung Hai, Leo; Wang Xian Zhang; Wu Jiesi; Robert A. Theleen

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 29th December 2004

Please also refer to the published version of this announcement in The Standard.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Beijing Enterprises Holdings Limited, you should at once hand this circular to the purchaser or the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 392)

PROPOSALS FOR
RE-ELECTION OF RETIRING DIRECTORS
GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES
AND
NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of Beijing Enterprises Holdings Limited to be held at Taishan Room, Level 5, The Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Admiralty, Hong Kong on Friday, 17 June 2005 at 2:30 p.m. is set out on pages 15 to 18 of this circular. A form of proxy for use at the annual general meeting is also enclosed. Such form of proxy is also published on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk).

Whether or not you are able to attend the annual general meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company's Share Registrar, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the annual general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting if they so wish.

28 April 2005

CONTENTS

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"Annual General Meeting"	an annual general meeting of the Company to be held at Taishan Room, Level 5, The Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Admiralty, Hong Kong on Friday, 17 June 2005 at 2:30 p.m., to consider and, if appropriate, to approve the resolutions contained in the notice of the meeting which is set out on pages 15 to 18 of this circular, or any adjournment thereof;
"Board"	the board of Directors;
"Buyback Mandate"	as defined in paragraph 2(a) of the Letter from the Board;
"Company"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong with limited liability under the Companies Ordinance, the shares of which are listed on the main board of the Stock Exchange;
"Current Articles of Association"	the current Articles of Association of the Company including amendments up to 18 June 2004;
"Director(s)"	the director(s) of the Company;
"Group"	The Company and its subsidiaries from time to time;
"Hong Kong"	The Hong Kong Special Administrative Region of the People's Republic of China;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Issuance Mandate"	as defined in paragraph 2(b) of the Letter from the Board;
"Latest Practicable Date"	25 April 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;

"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong;
"Shares"	ordinary share(s) of HK$0.10 each in the capital of the Company and includes stock except where a distinction between stock and shares is expressed or implied;
"Shareholder(s)"	holder(s) of Share(s);
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Takeovers Code"	The Hong Kong Codes on Takeovers and Mergers issued by the Securities and Futures Commission in Hong Kong.


北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

Executive Directors:
Yi Xi Qun *(Chairman)*
Zhang Honghai *(Vice Chairman and President)*
Li Fu Cheng *(Vice Chairman)*
Guo Ying Ming
Liu Kai *(Vice President)*
Zheng Wan He
Li Man
Guo Pu Jin

Independent Non-executive Directors:
Lau Hon Chuen, Ambrose
Lee Tung Hai, Leo
Wang Xian Zhang
Wu Jie Si
Robert A. Theleen

Registered Office:
34/F., West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

28 April 2005

To the shareholders

Dear Sir/Madam,

PROPOSALS FOR
RE-ELECTION OF RETIRING DIRECTORS
GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES
AND
NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

The purpose of this circular is to provide the Shareholders with information in respect of the resolutions to be proposed at the Annual General Meeting for (i) the granting of the Buyback Mandate to the Directors; (ii) the granting of the Issuance Mandate to the Directors; and (iii) the extension of the Issuance Mandate by adding to it the aggregate number of the issued Shares repurchased by the Company under the Buyback Mandate.

2. BUYBACK AND ISSUANCE MANDATES

At the annual general meeting of the Company held on 18 June 2004, general mandates were given to the Directors to exercise the powers of the Company to repurchase shares of the Company and to issue new shares of the Company respectively. Such mandates will lapse at the conclusion of the Annual General Meeting.

Ordinary resolutions will be proposed at the Annual General Meeting to approve the granting of new general mandates to the Directors:

(a) to purchase Shares on the Stock Exchange of an aggregate nominal amount of up to 10% of the aggregate nominal amount of the issued share capital of the Company on the date of passing of such resolution (the "Buyback Mandate");

(b) to allot, issue or deal with Shares of an aggregate nominal amount of up to 20% of the aggregate nominal amount of the share capital of the Company in issue on the date of passing of such resolution (the "Issuance Mandate"); and

(c) to extend the Issuance Mandate by an amount representing the aggregate nominal amount of the Shares repurchased by the Company pursuant to and in accordance with the Buyback Mandate.

The Buyback Mandate and the Issuance Mandate will continue in force until the conclusion of the next annual general meeting of the Company held after the Annual General Meeting or any earlier date as referred to in ordinary resolutions nos. 5 and 6 set out in the notice of the Annual General Meeting. With reference to the Buyback Mandate and the Issuance Mandate, the Directors wish to state that they have no immediate plan to repurchase or issue any Shares pursuant thereto.

In accordance with the requirements of the Listing Rules, the Company is required to send to the Shareholders an explanatory statement containing all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the granting of the Buyback Mandate. The explanatory statement as required by the Listing Rules in connection with the Buyback Mandate is set out in the Appendix I to this circular.

3. ANNUAL GENERAL MEETING AND PROXY ARRANGEMENT

The notice of the Annual General Meeting is set out on pages 15 to 18 of this circular. At the Annual General Meeting, resolutions will be proposed to approve, inter alia, the granting of the Buyback Mandate, the Issuance Mandate and the extension of the Issuance Mandate by the addition thereto of the number of Shares repurchased pursuant to the Buyback Mandate.

A form of proxy for use at the Annual General Meeting is enclosed with this circular and such form of proxy is also published on the website of the Stock Exchange (www.hkex.com.hk). To be valid, the form of proxy must be completed and signed in accordance with the instructions printed thereon and deposited, together with the power of attorney or other authority (if any) under which it is signed or a certified copy of that power of attorney or authority at the Company's Share Registrar, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the Annual General Meeting or any adjournment thereof. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Annual General Meeting if you so wish.

4. RECOMMENDATION

The Directors consider that the granting of the Buyback Mandate and the granting/extension of the Issuance Mandate are in the interests of the Company, the Group and the Shareholders. Accordingly, the Directors recommend the Shareholders to vote in favour of the relevant resolutions to be proposed at the Annual General Meeting.

5. GENERAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix I (Explanatory Statement on the Buyback Mandate), Appendix II (Procedure by which the Shareholders may demand a poll at a general meeting pursuant to the Current Articles of Association) and Appendix III (Details of Directors proposed to be re-elected at the Annual General Meeting) to this circular.

Yours faithfully,
By Order of the Board
Yi Xi Qun
Chairman

The following is an explanatory statement required by the Listing Rules to be sent to the Shareholders to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the Annual General Meeting in relation to the granting of the Buyback Mandate.

1. REASONS FOR SHARE BUYBACK

Although the Directors have no present intention of repurchasing any Shares, they believe that the flexibility afforded by the Buyback Mandate would be beneficial to the Company and the Shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years. At any time in the future when Shares are trading at a discount to their underlying value, the ability of the Company to repurchase Shares will be beneficial to the Shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company and thereby resulting in an increase in net assets and/or earnings per Share of the Company. Such repurchases will only be made when the Directors believe that such repurchases will benefit the Company and the Shareholders.

2. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 622,500,000 Shares.

Subject to the passing of the ordinary resolution no. 5, the Company would be allowed under the Buyback Mandate to repurchase a maximum of 62,250,000 Shares on the basis that no further Shares will be issued or repurchased prior to the date of the Annual General Meeting.

3. FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum of association, the Current Articles of Association and the Companies Ordinance.

The Company is empowered by its memorandum of association, the Current Articles of Association and the Companies Ordinance to purchase the Shares. The Companies Ordinance provides that the amount of capital paid in connection with a share repurchase by a company may only be paid out of either the capital paid up on the relevant shares, or the funds of the company that would otherwise be available for dividend or distribution or the proceeds of a fresh issue of shares made for such purpose. The amount of premium payable on repurchase may only be paid out of funds of the company that would otherwise be available for dividend or distribution or out of the share premium account of the company before the shares are repurchased.

4. IMPACT OF REPURCHASES

There might be adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the Annual Report for the year ended 31 December 2004) in the event that the Buyback Mandate was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Buyback Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company. The number of Shares to be repurchased on any occasion and the price and other terms upon which the same are purchased will be decided by the Directors at the relevant time having regard to the circumstances then prevailing.

5. TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares pursuant to the Buyback Mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. Accordingly, a Shareholder, or group of Shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code for all the Shares not already owned by such Shareholder or group of Shareholders.

As at the Latest Practicable Date, Beijing Holdings Limited, the Company's controlling Shareholder, was interested in 414,100,000 Shares, representing approximately 66.52% of the total issued share capital of the Company. On the basis that no Shares are issued or repurchased prior to the date of the Annual General Meeting, in the event that the Directors exercise in full the power to repurchase Shares in accordance with the terms of the relevant ordinary resolution to be proposed at the Annual General Meeting, the interests of Beijing Holdings Limited in the issued Shares would be increased to approximately 73.91% of the total issued share capital of the Company. The Directors are not aware of any consequences which will arise under the Takeovers Code as a result of any repurchases to be made under the Buyback Mandate.

6. GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective associates (as defined in the Listing Rules) presently intends to sell any Shares to the Company in the event that the granting of the Buyback Mandate is approved by the Shareholders.

The Company has not been notified by any connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Buyback Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases of Shares pursuant to the Buyback Mandate in accordance with the Listing Rules and the Companies Ordinance.

7. MARKET PRICES OF SHARES

The highest and lowest prices per Share at which Shares have traded on the Stock Exchange during each of the previous 12 months were as follows:

	Highest	**Lowest**
	HK$	*HK$*
2004		
April	9.40	8.00
May	9.05	7.55
June	9.50	8.80
July	9.40	9.00
August	9.95	9.20
September	9.95	9.30
October	9.60	8.85
November	9.60	9.00
December	11.75	9.35
2005		
January	12.30	10.20
February	12.10	11.10
March	12.50	10.90

8. REPURCHASES OF SHARES MADE BY THE COMPANY

No purchase of Shares has been made by the Company during the last six months (whether on the Stock Exchange or otherwise).

The following paragraphs set out the procedure by which the Shareholders may demand a poll at a general meeting of the Company (including the Annual General Meeting) pursuant to the Current Articles of Association.

According to Article 75 of the Current Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:–

(a) the chairman of such meeting; or

(b) at least three Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) a Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or

(d) a Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and holding Shares in the Company conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

Pursuant to the Listing Rules, the details of the Directors who will retire at the Annual General Meeting according to the Current Articles of Association and will be proposed to be re-elected at the Annual General Meeting are provided below.

(1) Mr LI Fu Cheng, aged 50, an executive director

Experience

Mr Li is the vice chariman and executive director of the Company and presently serving as the chairman and general manager of Yanjing Group. Mr Li has over 25 years' experience in the brewery industry. Mr Li joined the Group in April 1997.

Length of service

Mr Li does not have any service contract with the Company.

Relationships

Other than the relationship arising from his being an executive director of the Company, Mr Li does not have any relationships with any other Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

Mr Li has personal interest in share options to subscribe for 2,000,000 Shares of the Company within the meaning of Part XV of the SFO. He is also holding 20,419 Ordinary Shares in Beijing Yanjing Brewery Company Limited, an associated corporation of the Company.

Director's emoluments

Mr Li is entitled to receive an annual fee of HK$80,000 payable by lump sum (subject to annual review by the Board). His emolument is determined by the Board in accordance with his duties and market conditions.

(2) **Mr ZHENG Wan He, aged 53, an executive Director**

Experience

Mr Zheng is the executive director of the Company and presently serving as vice chairman and general manager of Wangfujing Group. He has more than 15 years of experience in economics, retail business and enterprise management. Mr. Zheng joined the Group in April 1997.

Length of service

Mr Zheng does not have any service contract with the Company.

Relationships

Other than the relationship arising from his being an executive director of the Company, Mr Zheng does not have any relationships with any other Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

Mr Zheng has personal interest in share options to subscribe for 2,000,000 Shares of the Company within the meaning of Part XV of the SFO. He is also holding 45,738 Ordinary Shares in Beijing Wangfujing Department Store (Group) Co., Ltd., an associated corporation of the Company.

Director's emoluments

Mr Zheng is entitled to receive an annual fee of HK$80,000 payable by lump sum (subject to annual review by the Board). His emolument is determined by the Board in accordance with his duties and market conditions.

(3) Mr LAU Hon Chuen, Ambrose, aged 57, an independent non-executive Director

Experience

Mr Lau is the independent non-executive director of the Company. Mr Lau is a Solicitor of the Supreme Court of Hong Kong, a China-Appointed Attesting Officer and a Notary Public. Mr. Lau is also a member of the National Committee of the Chinese People's Political Consultative Conference and the Selection Committee For the First Government of the Hong Kong Special Administrative Region and a Nonoffical Justice of the Peace. Mr Lau joined the Group in April 1997.

Length of service

Mr Lau does not have any service contract with the Company.

Relationships

Other than the relationship arising from his being an independent non-executive director of the Company, Mr Lau does not have any relationships with any other Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Mr Lau was not interested or deemed to be interested in any Shares or underlying Shares pursuant to Part XV of the SFO.

Director's emoluments

Mr Lau is entitled to receive an annual fee of HK$100,000 payable by two equal payments (subject to annual review by the Board). His emolument is determined by the Board in accordance with his duties and market conditions.

(4) Mr WU Jie Si, aged 53, an independent non-executive Director

Experience

Mr Wu is the independent non-executive director of the Company. He is the Chairman of Guangdong Yue Gang Investment Holdings Company Limited and GDH Limited, the Honorary President of Guangdong Investment Limited and Guangdong Tannery Limited and an independent non-executive director of China Insurance International Holdings Company Limited. He has extensive experience in finance and management. Mr. Wu joined the Group in July 2004.

Length of service

Mr Wu does not have any service contract with the Company.

Relationships

Other than the relationship arising from his being an independent non-executive director of the Company, Mr Wu does not have any relationships with any other Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Mr Wu was not interested or deemed to be interested in any Shares or underlying Shares pursuant to Part XV of the SFO.

Director's emoluments

Mr Wu is entitled to receive an annual fee of HK$100,000 payable by two equal payments (subject to annual review by the Board). His emolument is determined by the Board in accordance with his duties and market conditions.

(5) Mr Robert A. THELEEN, aged 59, an independent non-executive director

Experience

Mr Theleen is the independent non-executive director of the Company. Mr. Theleen was a pioneer in the private equity investment industry in China where, in 1982, he launched one of the first venture capital funds investing in China. Mr. Theleen is also a Trustee of the Asia Foundation and an active member of the business community in Shanghai where he resides. He is also a member of the Advisory Board of the Hopkins-Nanjing Center in Nanjing, China. Mr Theleen joined the Group in July 2004.

Length of service

Mr Theleen does not have any service contract with the Company.

Relationships

Other than the relationship arising from his being an independent non-executive director of the Company, Mr Theleen does not have any relationships with any other Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Mr Theleen was not interested or deemed to be interested in any Shares or underlying Shares pursuant to Part XV of the SFO.

Director's emoluments

Mr Theleen is entitled to receive an annual fee of HK$100,000 payable by two equal payments (subject to annual review by the Board). His emolument is determined by the Board in accordance with his duties and market conditions.



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 392)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Beijing Enterprises Holdings Limited will be held at Taishan Room, Level 5, The Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Admiralty, Hong Kong on Friday, 17 June 2005 at 2:30 p.m. for the following purposes:

1. To receive and consider the Audited Consolidated Financial Statements and the Reports of the Directors and of the Auditors for the year ended 31 December 2004;

2. To declare a final dividend;

3. To elect Directors and to authorize the Board of Directors to fix Directors' remuneration;

4. To appoint Auditors and to authorize the Board of Directors to fix their remuneration;

5. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

   "**THAT**

   (a) the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to purchase its shares, subject to and in accordance with the applicable laws, be and is hereby generally and unconditionally approved;

   (b) the total nominal amount of shares of the Company to be purchased pursuant to the approval in paragraph (a) above shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of passing of this resolution and the said approval shall be limited accordingly; and

   (c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

      (i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this resolution by ordinary resolution passed by the Company's shareholders in general meetings; and

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of the Company or any applicable laws to be held.";

6. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"**THAT**

(a) the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements and options which would or might require shares to be allotted, issued or dealt with during or after the end of the Relevant Period (as defined below), be and is hereby generally and unconditionally approved, provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory applicable to the Company) or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend or shares of the Company in accordance with the Articles of the Company, the total nominal amount of additional shares to be issued, allotted, dealt with or agreed conditionally or unconditionally to be issued, allotted or dealt with shall not in total exceed 20% of the total nominal amount of the share capital of the Company in issue on the date of passing of this Resolution and the said approval shall be limited accordingly; and

(b) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this resolution by ordinary resolution passed by the Company's shareholders in general meetings; and

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of the Company or any applicable laws to be held."; and

7. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"**THAT** the general mandate granted to the Directors of the Company pursuant to resolution 6 above and for the time being in force to exercise the powers of the Company to allot shares and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby extended by the total nominal amount of shares in the capital of the Company repurchased by the Company pursuant to the exercise by the Directors of the Company of the powers of the Company to purchase such shares since the granting of such general mandate referred to the above resolution 5, provided that such amount shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of passing of this resolution."

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 27 April 2005

Notes:

1. The Register of Members will be closed from Tuesday, 14 June 2005 to Friday, 17 June 2005 (both days inclusive), during which period no transfer of shares of the Company will be registered. In order to qualify for entitlement to the proposed final dividend for the year ended 31 December 2004 and for attending the Annual General Meeting, all transfers of shares of the Company accompanied by the relevant share certificates and the appropriate transfer forms must be lodged with the Company's Share Registrar, Tengis Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Monday, 13 June 2005.

2. A Member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on his behalf. A proxy need not be a Member of the Company. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

3. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be lodged with the Company's Share Registrar, Tengis Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the Meeting.

4. A circular containing details of the proposed resolutions nos. 3 and 5 to 7 as set out in this notice will be despatched to the shareholders together with the annual report of the Company for the year ended 31 December 2004.

As at the date of this notice, the executive directors of the company are Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Guo Ying Ming, Mr. Liu Kai, Mr. Zheng Wan He, Mr. Li Man and Mr. Guo Pu Jin; the non-executive directors are Mr. Lau Hon Chuen, Ambrose, Mr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jie Si and Mr. Robert A,. Theleen.

附註：

1. 本公司將由二零零五年六月十四日（星期二）至二零零五年六月十七日（星期五）（首尾兩天包括在內）暫停辦理本公司股份過戶登記手續。為確定合資格獲派發建議之截至二零零四年十二月三十一日止年度末期股息及出席股東週年大會，所有過戶文件連同有關之股票及過戶表格，務須於二零零五年六月十三日（星期一）下午四時三十分前送達本公司之股份過戶登記處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，辦理股份過戶登記手續。

2. 凡有資格出席上述大會並於會上投票之股東，均有權委派一位或以上代表出席，並於票選時代其投票。受委代表毋須為本公司股東。惟若委派超過一名受委代表，則委任書上須列明每位受委代表所代表股份數目及類別。

3. 代表委任表格連同經簽署之授權書或其他授權文件（如有）或該等授權書或授權文件經由公證人簽署證明之副本，最遲須於大會指定舉行時間48小時前一併交回香港灣仔告士打道56號東亞銀行港灣中心地下本公司之股份過戶登記處登捷時有限公司，方為有效。

4. 詳列有關本通告內第3項及第5項至第7項決議案的資料，將連同本公司截至二零零四年十二月三十一日止年報一併寄予股東。

於本通告日期，本公司執行董事為衣錫群先生、張虹海先生、李福成先生、郭迎明先生、劉凱先生、鄭萬河先生、李滿先生及郭普金先生。非執行董事則為劉漢銓先生、李東海先生、王憲章先生、武捷思先生及白德能先生。

(b) 就本決議案而言,「有關期間」乃指本決議案通過之日至下列任何一項最早發生之日期:

(i) 本公司下屆股東週年大會結束時;

(ii) 本決議案授出之權力經由股東在股東大會通過普通決議案予以撤銷或修訂之日;及

(iii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會期限屆滿之日。」;及

7. 作為特別事項考慮並酌情通過(無論有否修訂)下列決議案為普通決議案:

「**動議**擴大根據上文第6項決議案授予本公司董事會之一般性權力,於當時可行使本公司之權力,以配發股份及訂立或授予或需行使該項權力之售股建議、協議及購股權,所擴大數額包括自根據本公司董事會行使本公司權力以購回該等股份而授出之一般性權力(見上文第5項決議案所述)以來,本公司所購回之本公司股本中股份面值總額;惟該數額須不超過本公司於本決議案通過日期已發行股本面值總額之10%。」

承董事會命
公司秘書
譚振輝

香港,二零零五年四月二十七日

(ii) 本決議案授出之權力經由本公司股東在股東大會通過普通決議案予以撤銷或修訂之日；及

(iii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會期限屆滿之日。」；

6. 作為特別事項考慮並酌情通過（無論有否修訂）下列決議案為普通決議案：

「**動議**

(a) 無條件授予董事會一般性權力，於有關期間（定義見下文）行使本公司之一切權力，以發行、配發及處理本公司之額外股份、並訂立或授予或需在有關期間（定義見下文）內或結束後配發、發行或處理股份之售股建議、協議及購股權；惟除根據(i)配售新股（指本公司向於指定記錄日期之股東按其當時持股比例提出售股建議（惟董事會可按適用於本公司之任何地區之法律，或任何認可管制機構或任何證券交易所之規定而產生之限制或責任，就零碎股份作出認為必須或權宜之豁免或其他安排））或(ii)當時所採納之任何購股權計劃或類似安排，向本公司及／或其任何附屬公司之行政人員及／或僱員授出或發行股份或可認購本公司股份之權利或(iii)依照本公司細則實行之任何以股代息計劃或類似安排，以配發股份代替本公司股份之全部或部份股息外，所發行、配發、處理或同意有條件或無條件發行、配發或處理之額外股份面值總額，須不超過於本決議案通過日期本公司已發行股本面值總額之20%，而上述批准亦須受此數額限制；及


北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(根據公司條例在香港註冊成立之有限公司)

(股份代號：392)

茲通告北京控股有限公司(「本公司」)謹訂於二零零五年六月十七日(星期五)下午二時三十分假座香港金鐘法院道太古廣場港島香格里拉大酒店五樓泰山廳召開本公司股東週年大會以討論下列事項：

1. 省覽截至二零零四年十二月三十一日止年度之經審核綜合財務報表及董事會報告及核數師報告；

2. 宣派末期股息；

3. 選舉董事，並授權董事會釐定董事之酬金；

4. 委任核數師，並授權董事會釐定其酬金；

5. 作為特別事項考慮並酌情通過(無論有否修訂)下列決議案為普通決議案：

「**動議**

(a) 無條件授予董事會一般性權力，在符合適用法例之情況下，於有關期間(定義見下文)行使本公司之一切權力，以購回其股份；

(b) 根據上文(a)段之批准所購回之本公司股份面值總額，須不超過本公司於本決議案通過日期之已發行股本面值總額之10%，而上述批准須以此數額為限；及

(c) 就本決議案而言，「有關期間」乃指本決議案通過之日至下列任何一項最早發生之日期：

(i) 本公司下屆股東週年大會結束時；

(5) 白德能先生，現年59歲，獨立非執行董事

經驗

白先生為本公司獨立非執行董事，亦為中國創業投資有限公司主席、創辦人兼首席執行官。彼在一九八二年推出中國其中第一個創業基金，是中國私營企業投資之先驅。白先生近年旅居上海，在當地商界活躍，為亞洲基金信託人及南京Hopkins-Nanjing Center之諮詢委員會成員。白先生於二零零四年七月加入本集團。

服務年期

白先生並沒有與本公司訂立任何服務合約。

關係

除因作為本公司獨立非執行董事而產生之關係外，白先生與任何其他董事、本公司之高級管理層、主要股東（定義見上市規則）或控股股東（定義見上市規則）概無任何關係。

股份權益

根據根據證券及期貨條例第XV部，於最後實際可行日期，白先生並無擁有或被視為擁有任何股份或相關股份之權益。

董事酬金

白先生有權收取分兩期以等額支付之100,000港元年度袍金（董事會可每年作出檢討）。董事會根據彼之職責及市場情況釐定彼之袍金。

(4) **武捷思先生，現年53歲，獨立非執行董事**

經驗

武先生為本公司獨立非執行董事，亦為廣東粵港投資控股有限公司及廣東控股有限公司董事長、粵海投資有限公司及粵海制革有限公司名譽董事長及中保國際控股有限公司獨立非執行董事。彼於金融及管理工作具有豐富經驗。武先生於二零零四年七月加入本集團。

服務年期

武先生並沒有與本公司訂立任何服務合約。

關係

除因作為本公司獨立非執行董事而產生之關係外，武先生與任何其他董事、本公司之高級管理層、主要股東（定義見上市規則）或控股股東（定義見上市規則）概無任何關係。

股份權益

根據證券及期貨條例第XV部，於最後實際可行日期，武先生並無擁有或被視為擁有任何股份或相關股份之權益。

董事酬金

武先生有權收取分兩期以等額支付之100,000港元年度袍金（董事會可每年作出檢討）。董事會根據彼之職責及市場情況釐定彼之袍金。

(3) 劉漢銓先生，現年57歲，獨立非執行董事

經驗

劉先生為本公司獨立非執行董事，亦為香港最高法院律師、中國司法部委托公證人、國際公證人、中國人民政治協商會議全國委員會委員、香港特別行政區首屆政府推選委員會成員及非官守太平紳士。劉先生於一九九七年四月加入本集團。

服務年期

劉先生並沒有與本公司訂立任何服務合約。

關係

除因作為本公司獨立非執行董事而產生之關係外，劉先生與任何其他董事、本公司之高級管理層、主要股東（定義見上市規則）或控股股東（定義見上市規則）概無任何關係。

股份權益

根據證券及期貨條例第XV部，於最後實際可行日期，劉先生並無擁有或被視為擁有任何股份或相關股份之權益。

董事酬金

劉先生有權收取分兩期以等額支付之100,000港元年度袍金（董事會可每年作出檢討）。董事會根據彼之職責及市場情況釐定彼之袍金。

(2) 鄭萬河先生，現年53歲，執行董事

經驗

鄭先生為本公司執行董事，亦為王府井百貨集團副主席兼總經理。彼於經濟、零售業及企業管理方面積逾15年經驗。鄭先生於一九九七年四月加入本集團。

服務年期

鄭先生並沒有與本公司訂立任何服務合約。

關係

除因作為本公司執行董事而產生之關係外，鄭先生與任何其他董事、本公司之高級管理層、主要股東（定義見上市規則）或控股股東（定義見上市規則）概無任何關係。

股份權益

根據證券及期貨條例第XV部，鄭先生於購股權中擁有個人權益以認購本公司2,000,000股股份。彼亦持有王府井百貨（集團）有限公司（本公司相聯法團）共45,738股普通股。

董事酬金

鄭先生有權一筆過收取80,000港元之年度袍金（董事會可每年作出檢討）。董事會根據彼之職責及市場情況釐定彼之袍金。

為符合上市規則之規定，以下所載為根據現行章程細則將於股東週年大會上告退及獲提名重選連任之董事之詳情：

(1) 李福成先生，現年50歲，執行董事

經驗

李先生為本公司副主席及執行董事，亦為燕京集團主席兼總經理，於釀酒業積逾25年經驗。李先生於一九九七年四月加入本集團。

服務年期

李先生並沒有與本公司訂立任何服務合約。

關係

除因作為本公司執行董事而產生之關係外，李先生與任何其他董事、本公司之高級管理層、主要股東（定義見上市規則）或控股股東（定義見上市規則）概無任何關係。

股份權益

根據證券及期貨條例第XV部，李先生於購股權中擁有個人權益以認購本公司2,000,000股股份。彼亦持北京燕京啤酒股份有限公司（本公司相聯法團）共20,419股普通股。

董事酬金

李先生有權一筆過收取80,000港元之年度袍金（董事會可每年作出檢討）。董事會根據彼之職責及市場情況釐定彼之袍金。

以下為根據現行章程細則股東可於股東大會（包括股東週年大會）上要求以一股一票點票方式進行投票表決之程序。

根據現行章程細則第75條，於任何股東大會上提呈以於會上表決的決議案，須以舉手方式表決，除非（於宣佈以舉手方式表決之結果前或於宣佈結果時或於撤回以一股一票點票方式進行投票表決的任何其他要求時）下列人士要求以一股一票點票方式進行投票表決：

(a) 大會主席；或

(b) 最少三名親身出席之股東（或如屬法團之股東，則其正式授權代表）或彼等所委任之代表，並於當時有權於會上投票；或

(c) 任何親身出席之一名或多名股東（或如屬法團之股東，則其正式授權代表）或其／彼等所委任之代表，而其／彼等須佔不少於所有有權於會上投票之股東之總投票權十分一；或

(d) 任何親身出席之一名或多名股東（或如屬法團之股東，則其正式授權代表）或其／彼等所委任之代表，而其／彼等須持有賦予權利可於會上投票之股份，而該等股份之繳足股款總額不少於獲賦予該項權利之所有股份繳足股款總額十分一。

6.　一般事項

各董事或（在彼等作出一切合理查詢後所知）彼等各自之任何聯繫人（定義見上市規則）現時概無意在購回授權獲股東批准後按購回授權將股份售予本公司。

本公司概未獲任何關連人士（定義見上市規則）知會，謂彼等現時有意在購回授權獲股東批准後將彼等所持任何本公司股份售予本公司或已承諾不會將之售予本公司。

董事已向聯交所承諾，將根據上市規則及公司法例按購回授權行使本公司購回股份之權力。

7.　股份市價

股份在過去十二個月內在聯交所進行買賣之每月每股最高價及最低價如下：

	最高價	**最低價**
	港元	*港元*
二零零四年		
四月	9.40	8.00
五月	9.05	7.55
六月	9.50	8.80
七月	9.40	9.00
八月	9.95	9.20
九月	9.95	9.30
十月	9.60	8.85
十一月	9.60	9.00
十二月	11.75	9.35
二零零五年		
一月	12.30	10.20
二月	12.10	11.10
三月	12.50	10.90

8.　本公司購回股份之行動

過去六個月內，本公司概無在聯交所或以其他方式購回任何股份。

4. 購回股份之影響

倘購回授權於建議中購回期間任何時間全部行使，本公司之營運資金或資本負債情況（與截至二零零四年十二月三十一日止年度之年報所載經審核賬目內披露之狀況比較）或會受到不利影響。然而，倘董事會認為行使購回授權會對本公司所需之營運資金或本公司資本負債水平構成重大不利影響，則董事會不擬在該等情況下行使購回授權。而每次購回之股份之數目、價格及其他條款均會由董事會在有關時間經考慮當時情況後作出決定。

5. 收購守則

如因根據購回授權行使購回股份之權力而導致一位股東佔本公司之投票權比例增加，則就收購守則而言，該項增加將被視作一項收購。因此，一位股東或一致行動之一組股東可獲得或鞏固其對本公司之控制權，而遵照收購守則第26條之規定，須提出強制收購建議，以收購上述股東或一組股東尚未擁有之全部股份。

於最後實際可行日期，本公司控權股東京泰實業（集團）有限公司擁有414,100,000股股份之權益（佔本公司總發行股份之約66.52%）。倘於股東週年大會舉行之日前並無發行或購回股份，則在董事全面行使根據將於股東週年大會上提呈之有關普通決議案之條文所賦予之購回股份權力之情況下，京泰實業（集團）有限公司之股份權益將增加至本公司已發行股份總額之約73.91%。董事並不知悉根據收購守則任何按購回授權進行之購回行動所會引致之後果。

以下為上市規則規定須送呈股東之說明函件，旨在使股東可就決定投票贊成或反對擬於股東週年大會上提呈有關授予購回授權之普通決議案，作出知情的決定。

1. 購回股份之理由

儘管董事現時無意購回任何股份，但彼等均相信購回授權所具備之靈活性對本公司及股東有利。近年聯交所之交投情況一直波動不定，若於日後任何時間內股份之買賣價較其基本價值出現折讓，而本公司能夠購回股份，則會有利於保留其投資於本公司之股東，因為彼等在本公司資產中所佔權益之百分比會按本公司所購回股份數目提高，而本公司每股淨資產及／或盈利亦會因而增加。再者，董事亦只在其認為購回股份對本公司及其股東均屬有利之情況下，方會購回股份。

2. 股本

於最後實際可行日期，本公司之已發行股本為622,500,000股股份。

倘第5項普通決議案獲通過，並假設本公司不會在股東週年大會舉行日期前發行或購回其他股份，則本公司可按購回授權購回最多62,250,000 股股份。

3. 購回股份之資金

購回股份時，本公司只可動用根據其公司組織章程大綱、現行章程細則以及公司條例之規定可合法作此用途之資金。

本公司根據其公司組織章程大綱、現行章程細則及公司法例規定，就公司購回股份事宜而償還之股本只可從有關股份之已繳股本，或原可供派息或派送之款項、或就股份購回事宜而發行新股之所得款項中撥付。購回股份時，任何超逾將被購回股份面值之溢價，只可從購回股份前原可供派息或派送之款項或公司之股份溢價賬中撥付。

3. 股東週年大會及委任代表之安排

股東週年大會通告載於本通函第15至18頁。股東週年大會上將提呈決議案，以批准（其中包括）授出購回授權、發行授權與及擴大發行授權以加上根據購回授權所購回之股份數目。

隨函附奉股東週年大會適用之代表委任表格，而此代表委任表格亦載於聯交所網頁內(www.hkex.com.hk)。代表委任表格必須按其上印列之指示填妥及簽署，並連同經簽署之授權書或其他授權文件（如有）或經簽署證明之該等授權書或授權文件副本，最遲須於股東週年大會（或其續會）指定舉行時間前48小時送達本公司之股份過戶登記處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。填妥及交回代表委任表格後， 閣下仍可親身出席股東週年大會，並於會上投票。

4. 推薦建議

董事認為，授出購回授權及授出／擴大發行授權乃符合本公司、本集團及股東之利益。因此，董事建議股東投票贊成將於股東週年大會上提呈之有關決議案。

5. 一般資料

謹請 閣下注意本通函附錄一（購回授權之説明函件）、附錄二（根據現行章程細則股東可於股東大會上要求以一股一票點票方式進行投票表決之程序）及附錄三（建議於股東週年大會上重選之董事之詳情）所載之其他資料。

此 致

列位股東 台照

承董事會命
主席
衣錫群
謹啟

二零零五年四月二十八日

2. 購回及發行授權

於二零零四年六月十八日舉行之本公司股東週年大會,董事獲授一般性授權以行使本公司權力購回本公司股份及發行本公司新股份。該等授權將於股東週年大會結束時失效。

本公司將於股東週年大會上提呈普通決議案,以批准授予董事新一般性授權以使彼等可:

(a) 於聯交所購回總面值不超過本公司於通過該決議案當日已發行股本總面值10%之股份(「購回授權」);

(b) 配發、發行或處置總面值不超過本公司於通過該決議案當日已發行股本總面值20%之股份(「發行授權」);及

(c) 擴大發行授權,所擴大數額為本公司根據購回授權所購回股份之總面值。

在股東週年大會後之本公司下屆股東週年大會結束前或股東週年大會通告所載第5及第6項普通決議案所述之任何較早日期前,購回授權及發行授權將一直有效。就購回授權及發行授權而言,董事謹此表明彼等並無即時計劃據此購回或發行任何股份。

根據上市規則之規定,本公司須向股東寄發一份說明函件,其載有一切合理需要之資料,以便股東能就投票贊成或反對授予購回授權作出知情決定。上市規則就有關購回授權所規定之說明函件,載於本通函附錄一。



北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED
（根據公司條例在香港註冊成立之有限公司）

執行董事：
衣錫群*（主席）*
張虹海*（副主席及總裁）*
李福成*（副主席）*
郭迎明
劉　凱*（副總裁）*
鄭萬河
李　滿
郭普金

獨立非執行董事：
劉漢銓
李東海
王憲章
武捷思
白德能

註冊辦事處：
香港
干諾道中200號
信德中心西座
34樓

敬啟者：

建議
重選退任董事
授予購回及發行股份的一般授權
及
股東週年大會通告

1. 緒言

本通函旨在向股東提供將於股東週年大會上提呈之決議案，該些決議案涉及(i)授出購回授權予董事；(ii)授出發行授權予董事；及(iii)擴大發行授權，所擴大數額為本公司根據購回授權所購回之發行股份之總數。

釋　義

「證券及期貨條例」	指	香港法例第571章之證券及期貨條例；
「股份」	指	本公司股本中每股面值0.10港元之普通股，亦指股票，除非指明或暗示股票與股份有別；
「股東」	指	股份持有人；
「聯交所」	指	香港聯合交易所有限公司；
「收購守則」	指	香港證券及期貨事務監察委員會頒佈之香港公司收購及合併守則。

釋　義

在本通函內，除文義另有所指外，下列詞彙具有下列涵義：

「股東週年大會」	指	本公司將於二零零五年六月十七日（星期五）下午二時三十分假座香港金鐘法院道太古廣場港島香格里拉大酒店五樓泰山廳召開之股東週年大會（或其任何續會），以考慮及酌情通過載於本通函第15頁至第18頁之大會通告內所載之決議案；
「董事會」	指	本公司董事會；
「購回授權」	指	董事會函件第2(a)段所定義者；
「本公司」	指	北京控股有限公司，根據公司條例在香港註冊成立之有限公司，其股份於聯交所主板上市；
「現行章程細則」	指	本公司現行章程細則（包括截至二零零四年六月十八日之修訂）；
「董事」	指	本公司董事；
「本集團」	指	本公司及其不時之附屬公司；
「香港」	指	中華人民共和國香港特別行政區；
「港元」	指	港幣，香港之法定貨幣；
「發行授權」	指	董事會函件第2(b)段所定義者；
「最後實際可行日期」	指	二零零五年四月二十五日，即本通函付印前可確定其中所載若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；

目　錄

頁次

此乃要件　請即處理

閣下如對本通函或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下所有之北京控股有限公司股份，應立即將本通函交予買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(根據公司條例在香港註冊成立之有限公司)

(股份代號：392)

建議
重選退任董事
授予購回及發行股份的一般授權
及
股東週年大會通告

北京控股有限公司謹訂於二零零五年六月十七日(星期五)下午二時三十分假座香港金鐘法院道太古廣場港島香格里拉大酒店五樓泰山廳召開股東週年大會，大會通告載於本通函第15至18頁。隨函附奉股東週年大會適用之代表委任表格，此代表委任表格亦刊載於香港聯合交易所有限公司之網頁內(www.hkex.com.hk)。

無論　閣下能否出席該股東週年大會，務請將隨附之代表委任表格按其上印列之指示填妥，並盡早交回本公司之股份過戶登記處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，該表格無論如何最遲須於大會(或其任何續會)指定舉行時間48小時前交回。填妥及交回代表委任表格後，股東仍可親身出席大會，並於會上投票。

二零零五年四月二十八日

(9)

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Beijing Enterprises Holdings Limited, you should at once hand this circular to the purchaser or transferee or, to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.


北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 392)

DISCLOSEABLE AND CONNECTED TRANSACTIONS IN RELATION TO THE DISPOSAL OF THE ENTIRE EQUITY INTEREST IN BEIJING ENTERPRISES (DAIRY) LIMITED

Independent financial adviser to the Independent Board Committee and the Independent Shareholders


KINGSTON CORPORATE FINANCE LIMITED

A letter from the Board (as defined herein) is set out on pages 4 to 14 of this circular. A letter from the Independent Board Committee (as defined herein) is set out on page 15 of this circular. A letter from Kingston Corporate Finance Limited, the independent financial adviser, containing its advice to the Independent Board Committee and the Independent Shareholders (as defined herein) is set out on pages 16 to 25 of this circular.

A notice convening an extraordinary general meeting of Beijing Enterprises Holdings Limited to be held at 34th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong on Friday, 7th January 2005 at 10:00 a.m., is set out on pages 33 to 35 of this circular. Whether or not you are able to attend the meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed hereon and return it to Beijing Enterprises Holdings Limited's share registrar, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

23rd December 2004

CONTENTS

In this circular, the following expressions have the following meaning unless the context requires otherwise.

"associate(s)"	has the meaning ascribed thereto in the Listing Rules
"Beijing Enterprises (Dairy)"	北京企業(食品)有限公司 (Beijing Enterprises (Dairy) Limited), a company incorporated in the British Virgin Islands with limited liability. It is a wholly-owned subsidiary of the Company and is a substantial shareholder of San Yuan
"Beijing Holdings"	京泰實業(集團)有限公司 (Beijing Holdings Limited), a company incorporated in Hong Kong and is effectively owned by the Beijing Municipal Government
"Beijing Holdings Agreement"	an agreement dated 3rd December 2004 entered into between the Company (as vendor) and Beijing Holdings (as purchaser) in respect of the Transactions
"Beijing Holdings Consideration"	the amount of RMB237,392,000 (equivalent to approximately HK$223,638,200) payable by Beijing Holdings for the purchase of 34.54% equity interest in Beijing Enterprises (Dairy) pursuant to the Beijing Holdings Agreement
"BEIL"	Beijing Enterprises Investments Limited, a company incorporated in the British Virgin Islands
"Board"	the board of Directors
"Company"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Completion"	completion of the Transactions
"Director(s)"	the director(s) of the Company
"EGM"	the extraordinary general meeting to be convened by the Company for the Shareholders to consider and pass, if thought fit, resolutions proposed for the approving and implementing the Transactions

"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"HK GAAP"	Hong Kong Generally Accepted Accounting Principles
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Board Committee"	the independent committee of the Board consisting the independent non-executive Directors, Mr. Lau Hon Chuen, Ambrose, Mr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen, established for the purpose of advising the Independent Shareholders as to the fairness and reasonableness of the terms of the San Yuan Group Agreement and the Beijing Holdings Agreement
"Independent Shareholder(s)"	the Shareholder(s) who are not involved in or have any interest in the San Yuan Group Agreement and/or the Beijing Holdings Agreement
"Kingston"	Kingston Corporate Finance Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Transactions, which is a licensed corporation to carry out type 6 regulated activity under the SFO
"Latest Practicable Date"	20th December 2004, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining and collation of relevant information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China, excluding Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan for the purpose of this circular
"PRC GAAP"	PRC Enterprise Accounting Principle and Enterprise Accounting System

"RMB"	Renminbi, the lawful currency of the PRC
"San Yuan"	北京三元食品股份有限公司 (Beijing Sanyuan Foods Company Limited), a company incorporated in the PRC with limited liability and a 55% owned subsidiary of Beijing Enterprises (Dairy), the shares of which are listed in the Shanghai Stock Exchange A Share Market
"San Yuan Group"	北京三元集團有限責任公司 (Beijing San Yuan Group Company), a state-owned enterprise incorporated in the PRC and a substantial shareholder of San Yuan
"San Yuan Group Agreement"	an agreement dated 3rd December 2004 entered into between the Company (as vendor) and San Yuan Group (as purchaser) in respect of the Transactions
"San Yuan Group Consideration"	the amount of RMB323,621,000 (equivalent to approximately HK$304,871,400) payable by San Yuan Group for the purchase of 65.46% equity interest in Beijing Enterprises (Dairy) pursuant to the San Yuan Group Agreement
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholder(s)"	the shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder(s)"	has the meaning thereto ascribed in the Listing Rules
"SY Share(s)"	ordinary share(s) in the existing share capital of San Yuan
"Transactions"	the disposal of the entire 100% equity interest in Beijing Enterprises (Dairy) by the Company to San Yuan Group and Beijing Holdings pursuant to the terms of the San Yuan Group Agreement and the Beijing Holdings Agreement
"%"	per cent.

Unless otherwise specified in this circular, amounts denominated in RMB has been translated, for the purpose of illustration only, into HK$ at an exchange rate of HK$1.00 = RMB1.0615.


北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 392)

Executive Directors:
Mr. Yi Xi Qun *(Chairman)*
Mr. Zhang Hong Hai *(Vice Chairman and President)*
Mr. Li Fu Cheng *(Vice Chairman)*
Mr. Guo Ying Ming
Mr. Liu Kai *(Vice President)*
Mr. Bao Zong Ye
Mr. Zheng Wan He
Mr. Li Man
Mr. Li Zong Gen
Mr. Guo Pu Jin

Independent non-executive Directors:
Mr. Lau Hon Chuen, Ambrose
Mr. Lee Tung Hai, Leo
Mr. Wang Xian Zhang
Mr. Wu Jiesi
Mr. Robert A. Theleen

Registered Office:
34/F, West Tower, Shun Tak Centre
200 Connaught Road Central
Hong Kong

23rd December 2004

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTIONS IN RELATION TO THE DISPOSAL OF THE ENTIRE EQUITY INTEREST IN BEIJING ENTERPRISES (DAIRY) LIMITED

INTRODUCTION

On 6th December 2004, the Company announced, inter alia, that the Company had entered into two separate agreements, namely the San Yuan Group Agreement and the Beijing Holdings Agreement, on 3rd December 2004 pursuant to which, the Company had conditionally agreed to sell its entire 100% equity interest in Beijing Enterprises (Dairy) (whose sole asset is its 55% equity interest in San Yuan) to San Yuan Group and Beijing Holdings, as to 65.46% to San Yuan Group

and as to 34.54% to Beijing Holdings, for an aggregate consideration of RMB561,013,000 (equivalent to approximately HK$528,509,700). The San Yuan Group Consideration and the Beijing Holdings Consideration is RMB323,621,000 (equivalent to approximately HK$304,871,400) and RMB237,392,000 (equivalent to approximately HK$223,638,200) respectively and will be settled in cash by instalments by San Yuan Group and Beijing Holdings in accordance with the terms of the San Yuan Group Agreement and the Beijing Holdings Agreement.

As San Yuan Group is a substantial shareholder of San Yuan which is a 55% subsidiary of the Company, San Yuan Group is a connected person of the Company as defined under the Listing Rules. Beijing Holdings being a substantial Shareholder, as a result, Beijing Holdings is also a connected person of the Company as defined under the Listing Rules. Hence, the Transactions constitute connected transactions for the Company under Rule 14A.16(5) of the Listing Rules and shall be subject to the Independent Shareholders' approval at the EGM. As Beijing Holdings is a substantial Shareholder and has a material interest in the Transactions, Beijing Holdings and its associates will abstain from voting on the Transactions.

As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules exceed 5% but less than 25%, the entering into of the San Yuan Group Agreement and the Beijing Holdings Agreement also constitutes discloseable transactions for the Company for the purpose of Chapter 14 of the Listing Rules.

The purpose of this circular is to provide you (i) with further information regarding the Transactions and the terms of the San Yuan Group Agreement and the Beijing Holdings Agreement; (ii) the recommendation of the Independent Board Committee to the Independent Shareholders and the advice of Kingston to the Independent Board Committee and the Independent Shareholders in respect of the terms of the San Yuan Group Agreement and the Beijing Holdings Agreement; and (iii) a notice for convening the EGM to approve the San Yuan Group Agreement and the Beijing Holdings Agreement.

THE TRANSACTIONS

(1) San Yuan Group Agreement, dated 3rd December 2004

Parties

Vendor : the Company

Purchaser : San Yuan Group, a substantial shareholder of San Yuan

Assets to be disposed of

65.46% equity interest in Beijing Enterprises (Dairy) whose sole asset is its 55% equity interest in San Yuan, is currently 100% owned by the Company

Consideration

The San Yuan Group Consideration is RMB323,621,000 (equivalent to approximately HK$304,871,400) or approximately RMB1.42 (equivalent to approximately HK$1.34) per SY Share.

The San Yuan Group Consideration has been arrived at after arm's length negotiations between the parties to the San Yuan Group Agreement with reference to Beijing Enterprises (Dairy)'s attributable 55% equity interest in San Yuan's unaudited net asset value as at 31st July 2004 according to PRC GAAP. San Yuan's unaudited net asset value as at 31st July 2004 according to PRC GAAP attributable to Beijing Enterprises (Dairy)'s 55% equity interest amounted to approximately RMB470.17 million (equivalent to approximately HK$442.93 million) or approximately RMB1.35 (equivalent to approximately HK$1.27) per SY Share.

Payment terms

The San Yuan Group Consideration shall be satisfied in cash in equivalent amount in HK$ by three instalments in the manner set out below:

(i) RMB258,896,800 (equivalent to approximately HK$243,897,100), representing 80% of the San Yuan Group Consideration shall be paid within five days after the condition (ii) as listed below is satisfied;

(ii) RMB32,362,100 (equivalent to approximately HK$30,487,100), representing 10% of the San Yuan Group Consideration shall be paid no later than 31st January 2006; and

(iii) RMB32,362,100 (equivalent to approximately HK$30,487,100), representing the remaining 10% of the San Yuan Group Consideration shall be paid no later than 31st December 2006.

Conditions precedent

Completion of the San Yuan Group Agreement is conditional upon:–

(i) all consents, waivers, approvals, authorisations and clearances (if any) of any relevant PRC governmental or regulatory authority necessary for the parties to enter into and perform the San Yuan Group Agreement having been obtained; and

(ii) the Independent Shareholders approving the San Yuan Group Agreement at the EGM.

There is no provision for any of the conditions set out above to be waived in the San Yuan Group Agreement and the Company has no intention to waive any of the conditions stated therein.

The parties hereto will terminate the Transactions if no viable solution can be reached in the event that the conditions precedent are not satisfied.

Completion

Completion is to take place on the day after all the conditions precedent have been satisfied.

(2) Beijing Holdings Agreement, dated 3rd December 2004

Parties

Vendor	:	the Company
Purchaser	:	Beijing Holdings, a substantial Shareholder

Assets to be disposed of

34.54% equity interest in Beijing Enterprises (Dairy) whose sole asset is its 55% equity interest in San Yuan, is currently 100% owned by the Company

Consideration

The Beijing Holdings Consideration is RMB237,392,000 (equivalent to approximately HK$223,638,200) or approximately RMB1.97 (equivalent to approximately HK$1.86) per SY Share.

The Beijing Holdings Consideration has been arrived at after arm's length negotiations between the parties to the Beijing Holdings Agreement with reference to Beijing Enterprises (Dairy)'s attributable 55% equity interest in San Yuan's unaudited net asset value as at 31st July 2004 according to PRC GAAP. San Yuan's unaudited net asset value as at 31st July 2004 according to PRC GAAP attributable to Beijing Enterprises (Dairy)'s 55% equity interest amounted to approximately RMB470.17 million (equivalent to approximately HK$442.93 million) or approximately RMB1.35 (equivalent to approximately HK$1.27) per SY Share.

Payment terms

The Beijing Holdings Consideration shall be satisfied in cash in equivalent amount in HK$ by four instalments in the manner set out below:

(i) RMB23,739,200 (equivalent to approximately HK$22,363,800), representing 10% of the Beijing Holdings Consideration shall be paid within five days after the condition (ii) as listed below is satisfied;

(ii) RMB71,217,600 (equivalent to approximately HK$67,091,500), representing 30% of the Beijing Holdings Consideration shall be paid within one year from the effective date of Beijing Holdings Agreement;

(iii) RMB71,217,600 (equivalent to approximately HK$67,091,500), representing 30% of the Beijing Holdings Consideration shall be paid within two years from the effective date of Beijing Holdings Agreement; and

(iv) RMB71,217,600 (equivalent to approximately HK$67,091,500), representing 30% of the Beijing Holdings Consideration shall be paid within three years from the effective date of Beijing Holdings Agreement.

Conditions precedent

Completion of the Beijing Holdings Agreement is conditional upon:–

(i) all consents, waivers, approvals, authorisations and clearances (if any) of any relevant PRC governmental or regulatory authority necessary for the parties to enter into and perform the Beijing Holdings Agreement having been obtained; and

(ii) the Independent Shareholders approving the Beijing Holdings Agreement at the EGM.

There is no provision for any of the conditions set out above to be waived in the Beijing Holdings Agreement and the Company has no intention to waive any of the conditions stated therein.

The parties hereto will terminate the Transactions if no viable solution can be reached in the event that the conditions precedent are not satisfied.

Completion

Completion is to take place on the day after all the conditions precedent have been satisfied.

INFORMATION ON THE GROUP

The Group is principally engaged in four major sectors of business: infrastructure, consumer products, tourism and retail services and technology. Consumer products sector includes manufacture, distribution and sale of beer, wine, dairy products and processed meat and seafood products.

INFORMATION ON BEIJING ENTERPRISES (DAIRY)

Beijing Enterprises (Dairy) is a company incorporated in the British Virgin Islands with limited liability and is a wholly owned subsidiary of the Company. The principal business of Beijing Enterprises (Dairy) is investment holding and its sole asset is its 55% equity interest in San Yuan.

Upon Completion, the Group will not have any interest in Beijing Enterprises (Dairy) and Beijing Enterprises (Dairy) will no longer be a subsidiary of the Company.

INFORMATION ON SAN YUAN

San Yuan is a company incorporated in the PRC with limited liability, the shares of which are listed on the Shanghai Stock Exchange A Share Market with a market capitalisation of approximately RMB2,336.80 million (equivalent to approximately HK$2,201.41 million) based on 635 million SY Shares in issue and closing price per SY Share of RMB3.68 (equivalent to approximately HK$3.47) on 3rd December 2004, being the date of the San Yuan Group Agreement and the Beijing Holdings Agreement. San Yuan has registered capital of RMB635,000,000 (equivalent to approximately HK$598,210,100) and is owned as to 55% by Beijing Enterprises (Dairy) and as to 15.28% by San Yuan Group.

San Yuan is principally engaged in production, distribution and sale of a variety of dairy products, primarily in Beijing and owns a 50% interest in Beijing McDonald's Food Co., Ltd., which in turn is engaged in the operation of McDonald's franchise stores in Beijing and Guangdong.

The audited and unaudited consolidated financial information according to PRC GAAP of San Yuan for the two years ended 31st December 2002, 31st December 2003 and the seven months ended 31st July 2004 are set out below:

	Seven months ended 31st July		Year ended 31st December			
	2004 (unaudited)		**2003 (audited)**		**2002 (audited)**	
	RMB'000	*HK$'000*	*RMB'000*	*HK$'000*	*RMB'000*	*HK$'000*
Turnover	620,348	584,407	1,307,034	1,231,309	1,116,370	1,051,691
Profit/(loss) before taxation and minority interest	(50,008)	(47,111)	26,666	25,121	74,174	69,877
Net profit/(loss) attributable to shareholders	(51,232)	(48,264)	12,819	12,076	60,174	56,688

	As at 31st July		As at 31st December			
	2004 (unaudited)		**2003 (audited)**		**2002 (audited)**	
	RMB'000	*HK$'000*	*RMB'000*	*HK$'000*	*RMB'000*	*HK$'000*
Net asset value	854,861	805,333	916,907	863,784	572,850	539,661

As at the Latest Practicable Date, there is no inter-company loan, advance or any other financial arrangement between the Group and Beijing Enterprises (Dairy) and San Yuan. Furthermore, upon Completion, the Group will not have any indirect interest in San Yuan and San Yuan will no longer be an indirect subsidiary of the Company.

REASONS FOR ENTERING INTO THE TRANSACTIONS

For the year ended 31st December 2003, the Group recorded audited turnover for the dairy operations according to HK GAAP of approximately HK$1,003.81 million representing approximately 12.59% of the Group's total turnover. For the six months ended 30th June 2004, the Group recorded unaudited turnover for the dairy operations according to HK GAAP of approximately HK$456.27 million representing approximately 10.19% of the Group's total unaudited turnover.

As extracted from the interim report of the Company for the six months ended 30th June 2004, San Yuan was adversely affected by the keen market competition. The loss attributable from San Yuan to the Group according to HK GAAP was approximately HK$24.31 million and had imposed a negative impact on the overall performance of consumer products business of the Group. The Directors consider that the Transactions represent a good opportunity to effect the Group's business restructuring plan as stated in the interim report of the Company for the six months ended 30th June 2004.

According to San Yuan's third quarter results as announced by San Yuan, San Yuan reported a net loss before tax of approximately RMB52.69 million (equivalent to approximately HK$49.64 million) for the nine months ended 30th September 2004 according to PRC GAAP.

No gain or loss is expected to be recorded in relation to the Transactions as Beijing Enterprises (Dairy) was disposed at its carrying book cost as at 31st July 2004. The Directors are of the view that the disposal of Beijing Enterprises (Dairy) and the Group's indirect interest in San Yuan will better enhance the financial performance of the Group since the results of the loss making San Yuan will no longer be consolidated with those of the Group upon Completion.

The net proceeds from the Transactions of RMB561,013,000 (equivalent to approximately HK$528,509,700) will be applied towards general working capital of the Company and no specific investment has been identified by the Company at this stage for the utilisation of the proceeds.

The shareholding structure prior and subsequent to the Transactions is set out below:–

PRIOR TO THE TRANSACTIONS


San Yuan Group
Beijing Holdings
15.28%
66.48%
0.04%
BEIL
66.51%
the Company
100%
Beijing Enterprises (Dairy)
55%
San Yuan

SUBSEQUENT TO THE TRANSACTIONS


San Yuan Group
Beijing Holdings
15.28%
65.46%
34.54%
66.48%
BEIL
0.04%
Beijing Enterprises (Dairy)
66.51%
55%
the Company
San Yuan

LISTING RULES IMPLICATIONS

As San Yuan Group is a substantial shareholder of San Yuan which is a 55% subsidiary of the Company, San Yuan Group is a connected person of the Company as defined under the Listing Rules. Beijing Holdings being a substantial Shareholder, as a result, Beijing Holdings is also a connected person of the Company as defined under the Listing Rules. Hence, the Transactions constitute connected transactions for the Company under Rule 14A.16(5) of the Listing Rules and shall be subject to the Independent Shareholders' approval at the EGM. As Beijing Holdings is a substantial Shareholder and has a material interest in the Transactions, Beijing Holdings and its associates will abstain from voting on the Transactions at the EGM.

As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules exceed 5% but less than 25%, the entering into of the San Yuan Group Agreement and the Beijing Holdings Agreement also constitutes discloseable transactions for the Company for the purpose of Chapter 14 of the Listing Rules.

THE EGM

Set out on pages 33 to 35 of this circular is a notice convening the EGM to be held at 34th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong on Friday, 7th January 2005 at 10:00 a.m.. The EGM will be held for the purpose of considering, and, if thought fit, approving the Transactions. Only the Independent Shareholders will be entitled to vote on the proposed resolution relating to the Transactions at the EGM.

A form of proxy for use at the EGM is enclosed. If you are able to attend the EGM, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the Company's share registrar, Tengis Limited, Ground Floor, Bank of East Asia Habour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time of the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or at any adjourned meeting should you so wish.

Pursuant to the articles of association of the Company, a resolution put to vote at general meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on withdrawal of any other demand for a poll) duly demanded. A poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

In accordance with Rule 13.39(4) of the Listing Rules, the chairman of the EGM will demand a poll in relation to the ordinary resolution for approving the Transactions at the EGM.

RECOMMENDATION

Your attention is drawn to (i) the letter from the Independent Board Committee set out on page 15 of this circular which contains its recommendation to the Independent Shareholders concerning the Transactions; and (ii) the letter from Kingston set out on pages 16 to 25 to this circular, which contains its advice to the Independent Board Committee and the Independent Shareholders in relation to the Transactions and the principal factors and reasons considered by it in arriving at its advice.

The Independent Board Committee having taken into account the advice of Kingston and the principal factors and reasons considered by Kingston, considers that the terms of the San Yuan Group Agreement and the Beijing Holdings Agreement are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends that the Independent Shareholders should vote in favour of the Transactions.

The Directors consider that the terms of the San Yuan Group Agreement and the Beijing Holdings Agreement including, without limitation, the San Yuan Group Consideration and the Beijing Holdings Consideration payable thereunder and the manner in which such considerations will be settled, are on normal commercial terms, fair and reasonable and are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
By order of the Board
Zhang Hong Hai
President



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 392)

23rd December 2004

To the Independent Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTIONS IN RELATION TO THE DISPOSAL OF THE ENTIRE EQUITY INTEREST IN BEIJING ENTERPRISES (DAIRY) LIMITED

We refer to the circular dated 23rd December 2004 issued by the Company (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context requires otherwise.

We have been appointed by the Board as the members of the Independent Board Committee to give our advice on the Transactions, details of which are set out in the letter from the Board included in the Circular.

Kingston has been appointed as the independent financial adviser to advise the Independent Board Committee and Independent Shareholders regarding the Transactions. Details of its advice, together with the principal factors taken into consideration in arriving at such advice, are set out on pages 16 to 25 of the Circular.

Having taking into account the advice of Kingston, we consider that the terms of the San Yuan Group Agreement and the Beijing Holdings Agreement are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the resolution as set out in the notice of the EGM in respect of the Transactions on pages 33 to 35 of the Circular.

Yours faithfully,

The Independent Board Committee

Mr. Lau Hon Chuen, Ambrose   Mr. Lee Tung Hai, Leo   Mr. Wang Xian Zhang   Mr. Wu Jiesi

Mr. Robert A. Theleen

Independent non-executive Directors

Set out below is the text of a letter received from Kingston, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, regarding the Transactions prepared for the purpose of inclusion of this circular.



Kingston Corporate Finance Limited
Suite 2801, 28th Floor
One International Finance Centre
1 Harbour View Street
Central
Hong Kong

23rd December 2004

To: The Independent Board Committee and the Independent Shareholders of Beijing Enterprises Holdings Limited

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTIONS IN RELATION TO THE DISPOSAL OF THE ENTIRE EQUITY INTEREST IN BEIJING ENTERPRISES (DAIRY) LIMITED

INTRODUCTION

We refer to our appointment by the Company as the Independent Financial Advisor to advise the Independent Board Committee and the Independent Shareholders in relation to the Transactions, details of which are set out in the letter from the Board (the "Board Letter") contained in the circular dated 23rd December 2004 issued by the Company to its Shareholders (the "Circular"), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise.

On 3rd December 2004, the Company has entered into two separate agreements namely the San Yuan Group Agreement and Beijing Holdings Agreement with San Yuan Group and Beijing Holdings, respectively for the disposal of the Company's entire 100% equity interest in Beijing Enterprises (Dairy) (whose sole asset is its 55% equity interest in San Yuan), and hence its indirect 55% equity interest in San Yuan. The San Yuan Consideration and the Beijing Holdings Consideration is RMB323,621,000 (equivalent to approximately HK$304,871,400) and RMB237,392,000 (equivalent to approximately HK$223,638,200) respectively and will be settled in cash by instalments by San Yuan Group and Beijing Holdings in accordance with the terms of the San Yuan Group Agreement and the Beijing Holdings Agreement.

As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules exceed 5% but less than 25%, the entering into of the San Yuan Group Agreement and the Beijing Holdings Agreement constitutes discloseable transactions for the Company for the purpose of Chapter 14 of the Listing Rules. In addition, San Yuan Group and Beijing Holdings are regarded as connected persons under Chapter 14A by virtue of San Yuan Group being a substantial shareholder of San Yuan which is a 55% held subsidiary of the Company and Beijing Holdings being a substantial Shareholder. Accordingly, the entering into of the San Yuan Group Agreement and the Beijing Holdings Agreement also constitutes connected transactions for the Company under Rule 14A.16(5) of the Listing Rules and will be subject to the approval of the Independent Shareholders at the EGM as voted by poll. As Beijing Holdings has a material interest in the Transactions, Beijing Holdings and its associates shall abstain from voting on the resolution in respect of the Transactions at the EGM.

The Board has appointed the Independent Board Committee to consider whether the terms of the San Yuan Group Agreement and the Beijing Holdings Agreement are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole and to give a recommendation to the Independent Shareholders in relation to the voting of the relevant resolution at the EGM in respect to the Transactions. Kingston has been appointed to advise the Independent Board Committee and the Independent Shareholders in this respect.

BASIS OF OUR OPINION

In formulating our opinion to the Independent Board Committee and the Shareholders, we have relied on the statements, information, opinions and representations contained or referred to in the Circular and the information and representations as provided to us by the Directors. We have assumed that all information and representations which have been provided by the Directors, for which they are solely and wholly responsible, are true and accurate at the time when they were made and continue to be so as at the date hereof. We have also assumed that all statements of belief, opinion, expectation and intention made by the Directors in the Circular were reasonably made after due enquiry and careful consideration. We have no reason to suspect that any material facts or information have been withheld or to doubt the truth, accuracy and completeness of the information and facts contained in the Circular, or the reasonableness of the opinions expressed by the Company, its advisors and/or the Directors, which have been provided to us.

The Directors have collectively and individually accepted full responsibility for the accuracy of the information contained in the Circular and have confirmed, having made all reasonable enquiries, which to the best of their knowledge and belief, there are no other facts the omission of which would make any statement in the Circular misleading. We consider that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted any independent in-depth investigation into the business and affairs of the Company, or their respective subsidiaries or associated companies.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the Transactions, we have taken into consideration the following principal factors and reasons:

I. Background of and reasons for the Transactions

The San Yuan Group Agreement and the Beijing Holdings Agreement were entered on 3rd December 2004, pursuant to which the Company had agreed to dispose its entire 100% equity interest in Beijing Enterprises (Dairy) (including its sole asset, the Company's indirect 55% interest in San Yuan) as to 65.46% to San Yuan Group and 34.54% to Beijing Holdings, respectively. As a result, the Group will not have any interest in both Beijing Enterprises (Dairy) and San Yuan and both Beijing Enterprises (Dairy) and San Yuan will no longer be subsidiaries of the Company upon Completion.

The Group's principal business activities

The Group is principally engaged in four major sectors of business: infrastructure, consumer products, tourism and retail services and technology. Consumer products sector includes manufacture, distribution and sale of beer, wine, dairy products and processed meat and seafood products.

Information on Beijing Enterprises (Dairy)

As referred to in the Board Letter, Beijing Enterprises (Dairy) is an investment holding company whose sole asset is a 55% interest in San Yuan and is a wholly-owned subsidiary of the Company. Beijing Enterprises (Dairy) was incorporated in the British Virgin Islands with limited liability. Based on Beijing Enterprises (Dairy)'s management accounts for the period ended 31st July 2004 as provided by the Company, Beijing Enterprises (Dairy) had unaudited net asset value ("NAV") of approximately HK$528.51 million as at 31st July 2004.

Information on San Yuan

San Yuan is a limited liability company incorporated in the PRC, the shares of which are listed on the Shanghai Stock Exchange A Share Market since 5th September 2003. Based on 635 million SY Shares in issue, San Yuan's market capitalization as at 3rd December 2004, being the date of the San Yuan Group Agreement and the Beijing Holdings Agreement was approximately RMB2,336.80 million (equivalent to approximately HK$2,201.41 million). As at the Latest Practicable Date, San Yuan was owned as to 55% by Beijing Enterprises (Dairy) and 15.28% by San Yuan Group.

San Yuan is principally engaged in production, distribution and sale of a variety of dairy products, primarily in Beijing, the PRC, and owns a 50% interest in Beijing McDonald's Food Co., Ltd., which in turn is engaged in the operation of McDonald's franchise stores in Beijing and Guangdong.

Tabularised below is a summary of the audited and unaudited consolidated financial information according to PRC GAAP of San Yuan for the two years ended 31st December 2003 and the seven months ended 31st July 2004 as provided by the Company:

	Seven months ended 31st July	Year ended 31st December		Percentage change between the two years ended 31st December
	2004	2003	2002	2002 and 2003
	(unaudited)	(audited)	(audited)	
	RMB million	*RMB million*	*RMB million*	%
Turnover	620.35	1,307.03	1,116.37	17.08
Profit/ (loss) before tax	(50.01)	26.67	74.17	(64.05)
Net profit/ (loss)	(51.23)	12.82	60.17	(78.69)
Net profit/ (loss) margin (%)	(8.26)	0.98	5.39	(81.82)

	As at 31st July	As at 31st December		Percentage change as at 31st December
	2004	2003	2002	2002 and 31st December 2003
	(unaudited)	(audited)	(audited)	
	RMB million	*RMB million*	*RMB million*	%
NAV	854.86	916.91	572.85	60.06

As depicted above, San Yuan's profit before tax and net profit had recorded significant decrease by approximately 64.05% and 78.69% respectively from the year ended 31st December 2002 to the year ended 31st December 2003 despite turnover increase by approximately 17.08% during the same period under review. As a result, net profit margin also showed a significant drop by approximately 81.82% from approximately 5.39% to 0.98% from the year ended 31st December 2002 to the year ended 31st December 2003. San Yuan's results further worsen for the seven months ended 31st July 2004 by incurring net loss of approximately RMB51.23 million (equivalent to approximately HK$48.26 million).

As extracted from the Company's annual report for the year ended 31st December 2003 (the "Annual Report"), the core business of San Yuan deteriorated due to keen competition in the PRC market and loss arising from overseas operations. In addition, the business of Beijing and Guangdong McDonald's were adversely affected by the outbreak of SARS in the second quarter of 2003.

Reasons for entering into of the San Yuan Group Agreement and the Beijing Holdings Agreement

As set out in the Annual Report, the overall profit from the consumer products segment dropped due to the deteriorating operating environment faced by San Yuan such as keen competition in the PRC and loss arising from overseas operations. Profit contribution from San Yuan to the Group declined by approximately 69% for the year ended 31st December 2003 to approximately HK$22 million comparing to the year ended 31st December 2002. Moreover, as set out in the interim report of the Company for the six months ended 30th June 2004 (the "Interim Report"), San Yuan had imposed a negative impact on the overall performance of the consumer products business of the Group with loss attributable to the Group of approximately HK$24.31 million for the six months ended 30th June 2004 as compared to San Yuan's attributable profit to the Group of approximately HK$25.92 million in the last corresponding period. As stated in the Interim Report, the Group would review its existing business with the objective of restructuring lower return assets and the Group had recognised the tough situation confronted by San Yuan and had begun the implementation of business restructuring plan.

In view of the significant drop in profit in San Yuan for the two years ended 31st December 2003 and the further deteriorating financial performance of San Yuan during the seven months ended 31st July 2004 resulting in loss attributable to the Group from the dairy operations and imposing a negative impact on the overall performance of the consumer products business of the Group and the Directors' expectation that the dairy operations will not be profitable in the foreseeable near future due to keen market competition, we concur with the Directors' view that the

Transactions represent a good opportunity to effect the Group's business restructuring plan. In addition, we are of the view that the Transactions will not only enable the Group to focus on higher return assets such as infrastructure and utilities areas as advised by the Directors but also to exit from a loss making business and better enhance the financial performance of the Group since the results of the loss making division, i.e. dairy operations, will no longer be consolidated with those of the Group upon Completion.

In light of the above, we consider that there are sound commercial and strategic reasons for the entering into of the San Yuan Group Agreement and the Beijing Holdings Agreement and the Transactions are in the interest of the Company and the Shareholders as a whole.

II. Basis of the consideration

Pursuant to the San Yuan Group Agreement, the Company has conditionally agreed to dispose its 65.46% equity interest in Beijing Enterprises (Dairy) for a consideration of RMB323,621,000 (equivalent to approximately HK$304,871,400) to San Yuan Group and shall be satisfied in cash in three instalments, details of which are set out in the Board Letter. As to the Beijing Holdings Agreement, the Company has conditionally agreed to dispose its 34.54% equity interest in Beijing Enterprises (Dairy) for a consideration of RMB237,392,000 (equivalent to approximately HK$223,638,200) to Beijing Holdings and shall be satisfied in cash in four instalments, details of which are set out in the Board Letter.

The Directors have confirmed that the San Yuan Group Consideration and the Beijing Holdings Consideration were arrived at after arm's length negotiations between the parties to the San Yuan Group Agreement and the Beijing Holdings Agreement respectively, and with reference to Beijing Enterprises (Dairy)'s attributable 55% equity interest in San Yuan's unaudited NAV. Beijing Enterprises (Dairy)'s attributable 55% equity interest in San Yuan's unaudited NAV as at 31st July 2004 amounted to approximately RMB470.17 million (equivalent to approximately HK$442.93 million) and approximately RMB492.76 million (equivalent to approximately HK$464.21 million) according to PRC GAAP and HK GAAP respectively.

According to the San Yuan Group Agreement, the disposal of 65.46% interest in Beijing Enterprises (Dairy) would represent approximately 36% indirect equity interest in San Yuan while according to the Beijing Holdings Agreement, the disposal of 34.54% interest in Beijing Enterprises (Dairy) would represent approximately 19% indirect equity interest in San Yuan.

The most commonly used reference for assessing fairness of the consideration of the Transactions is price/earnings multiple. Given that San Yuan has been making losses for the seven months ended 31st July 2004, the price/earnings multiple is impracticable to be derived for assessing the consideration of the Transactions. Although San Yuan is a listed company, we have been advised by the Directors that the SY Shares held by Beijing Enterprises (Dairy) are promoter shares and are not freely tradable on the Shanghai Stock Exchange A Share Market, as such, we consider that it is also impracticable to use San Yuan's share price or its market capitalisation to assess the fairness of the consideration of the Transactions. Alternatively, the NAV approach is used to assess the fairness of the consideration of the Transactions. On the above basis, we are of the view that the basis for determining the consideration with reference to the NAV is appropriate.

The considerations for the Transactions in respect to the San Yuan Group Agreement and the Beijing Holdings Agreement and NAV of San Yuan as at 31st July 2004 are set out as follows (unless otherwise specified, the following will be based on HK GAAP):

	San Yuan Group Agreement		**Beijing Holdings Agreement**	
	RMB million	*RMB million*	*RMB million*	*RMB million*
San Yuan Group Consideration		323.62		
Beijing Holdings Consideration				237.39
55% of San Yuan NAV	492.76		492.76	
Disposal of 65.46% interest in Beijing Enterprises (Dairy) equivalent to approximately 36% of San Yuan NAV (the "San Yuan Group Basis")		322.56		
Disposal of 34.54% interest in Beijing Enterprises (Dairy) equivalent to approximately 19% of San Yuan NAV (the "Beijing Holdings Basis")				170.20
Difference (in value)		1.06 *(Note 1)*		67.19 *(Note 2)*
Difference (%)		0.33% *(Note 3)*		39.48% *(Note 4)*

Note:

1. The figure represents the difference between the San Yuan Group Consideration and the San Yuan Group Basis.

2. The figure represents the difference between the Beijing Holdings Consideration and the Beijing Holdings Basis.

3. The figure represents the premium of the San Yuan Group Consideration over the San Yuan Group Basis.

4. The figure represents the premium of the Beijing Holdings Consideration over the Beijing Holdings Basis.

In the process of our evaluation, we note that the Beijing Holdings Consideration represents a larger premium over the Beijing Holdings Basis than that of the San Yuan Group Consideration over the San Yuan Group Basis. We have enquired of the Directors and they have advised us that as the full settlement for the Beijing Holdings Consideration has a longer period than that of the San Yuan Group Consideration, the Beijing Holdings Consideration Company has a larger premium of approximately 39.15% against the San Yuan Group Consideration according to HK GAAP. We are of the view that the difference in premiums shall not affect the fairness and reasonableness of the consideration of the Transactions as the payment for the San Yuan Group Consideration has a more immediate cash inlay for the Company as compared to the payment for the Beijing Holdings Consideration.

Taking into account that (i) the premium of the San Yuan Group Consideration over the San Yuan Group Basis is approximately 0.33% according to HK GAAP; and (ii) the Beijing Holdings Consideration over the Beijing Holdings Basis is approximately 39.48% according to HK GAAP, we are of the opinion that the terms of the San Yuan Group Agreement and the Beijing Holdings Agreement are fair and reasonable so far as the Independent Shareholders are concerned and the San Yuan Group Agreement and the Beijing Holdings Agreement are in the interests of the Company and the Shareholders as a whole.

III. Financial effects of the Transactions

Upon Completion, Beijing Enterprises (Dairy) and San Yuan will no longer be the subsidiaries of the Company. The financial effects of the Transactions are analysed as follows (unless otherwise specified, the following will be based on HK GAAP):

Effect on earnings

As advised by the Directors, the Group is not expected to realize any profit or record any loss from the Transactions. As advised by the Directors, the aggregate consideration of the Transactions of approximately RMB561.01 million (equivalent to approximately HK$528.51 million) is equivalent to the net asset value of Beijing Enterprises (Dairy) which amounted to approximately HK$528.51 million as at 31st July 2004.

More importantly, it is noted that upon Completion, as San Yuan will cease to be the Company's indirect subsidiary, the Group will no longer be required to bear any possible loss of San Yuan in the future since the results of the loss making San Yuan will not be consolidated with those of the Group.

Effect on net asset value

As aforementioned above, the Transactions will not generate any gain or record any loss to the Group. As a result, the Transactions will have no material effect on the Group's consolidated NAV.

Effect on working capital

The aggregate proceeds of the Transactions is RMB561,013,000 (equivalent to approximately HK$528,509,700), being the sum of the San Yuan Group Consideration and Beijing Holdings Consideration. Accordingly, the Transactions will generate a cash inflow of approximately RMB561,013,000 (equivalent to approximately HK$528,509,700) to the Group over a period of three years commencing from Completion, assuming that the expenses related to the Transactions are negligible. As referred to the Board Letter, it is the current intention of the Directors to apply the aggregate proceeds from the Transactions towards general working capital of the Company due to the reason that no specific investment has been identified by the Company at this stage for the utilisation of the said proceeds.

Overall

Having taken into account the above mentioned financial effects of the Transactions on the Group, we are of the opinion that the entering into of the San Yuan Group Agreement and the Beijing Holdings Agreement is in the interests of the Company and the Shareholders as a whole.

RECOMMENDATION

Having considered the above factors and reasons, we are of the opinion that the terms of the San Yuan Group Agreement and the Beijing Holdings Agreement are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. Accordingly, we therefore advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the relevant resolution to be proposed at the EGM.

Yours faithfully,
For and on behalf of
Kingston Corporate Finance Limited
Graham Lam
Executive Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts, the omission of which would make any statement contained herein misleading.

2. DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests and short positions of Directors and the chief executive of the Company in the Shares, underlying shares and debentures of the Company or any of its associated corporation (within the meaning of Part XV of the SFO), which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, to be notified to the Company and the Stock Exchange were as follows:

(a) Interests in the Company

I. Long positions in associated corporations of the Company

Name of Director	Name of associated corporation	Number of ordinary shares held	Percentage of the associated corporation's issued share capital
Mr. Li Fu Cheng	Beijing Yanjing Brewery Company Limited@	20,419#	0.0031%
Mr. Zheng Wan He	Beijing Wangfujing Department Store (Group) Co., Ltd.@	45,738#	0.0116%

@ All these associated corporations are indirectly held subsidiaries of the Company

All interests are directly beneficially owned by the Directors

II. Long positions in share options of the Company

Name of Director	*Notes*	Number of options held as at the Latest Practicable Date
Mr. Li Fu Cheng	*(a)*	200,000
	(b)	1,800,000
		2,000,000
Mr. Zheng Wan He	*(a)*	200,000
	(b)	1,800,000
		2,000,000
Mr. Li Zhong Gen	*(a)*	200,000
	(b)	1,800,000
		2,000,000

Notes:

(a) These options were granted on 3rd March 1998, at an exercise price per Share of HK$17.03. The cash consideration paid for the options was HK$1 per grant of options. The options may be exercised at any time in the next 10 years commencing on 1st September 1998.

(b) These options were granted on 23rd June 1998 at an exercise price per Share of HK$17.03. The consideration paid for the options granted was HK$1 per grant of options. The options may be exercised in 9 equal portions. The first portion is exercisable at any time commencing on 1st January 1999, and one additional portion becomes exercisable on 1st January in each of the following years. All of the options (to the extent not exercised) will become exercisable on 1st January 2007, and if not exercised, will lapse on 1st January 2009.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had or was deemed to have any interests or short positions in the Shares, underlying shares and debentures of the Company or any of its associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or which required, pursuant to section 352 of the SFO to be entered in the register referred to therein or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, to be notified to the Company and the Stock Exchange.

(b) Interests in assets of the Group

Up to the Latest Practicable Date, none of the Directors had any direct or indirect material interest in any assets which have been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any members of the Group since 31st December 2003, being the date to which the latest published audited financial statements of the Company were prepared.

(c) Interests in contracts of the Company

None of the Directors was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date which was significant in relation to the business of the Group taken as a whole

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to the Directors or chief executive of the Company, the following persons (not being a Director or chief executive of the Company) had an interest or short position in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group, or in any options in respect of such capital:

Long positions:

		Number of ordinary shares held, capacity and nature of interest			
Name	*Notes*	**Directly beneficially owned**	**Through controlled corporations**	**Total**	**Percentage of the Company's issued share capital**
Modern Orient Limited		100,050,000	–	100,050,000	16.07%
BEIL	*(a)*	313,949,900	100,050,000	413,999,900	66.51%
Beijing Holdings	*(b)*	271,100	413,999,900	414,271,000	66.55%

Notes:

(a) The interest disclosed includes the shares owned by Modern Orient Limited. Modern Orient Limited is held directly as to 100% by BEIL. Accordingly, BEIL is deemed to be interested in the shares owned by Modern Orient Limited.

(b) The interest disclosed includes the shares owned by BEIL and Modern Orient Limited. BEIL, the holding company of Modern Orient Limited, is held indirectly as to 66.48% by Beijing Holdings. Accordingly, Beijing Holdings is deemed to be interested in the shares owned by BEIL and Modern Orient Limited.

Save as disclosed above, the Directors and the chief executive of the Company are not aware of any person (other than a Director, chief executive or any member of the Group) who, as at the Latest Practicable Date, had, or were deemed to have, interests or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such capital.

4. SERVICE CONTRACTS

On 1st June 2003, Mr. Yi Xi Qun renewed his service contract with the Company for a period of five years, resulting in an unexpired period of 41 months as of the Latest Practicable Date. Mr. Zhang Hong Hai entered into a service contract with the Company for a period of three years commencing on 3rd December 2003, with an unexpired period of 23 months as of the Latest Practicable Date.

Mr. Liu Kai renewed his service contract with the Company on 16th January 2004 for a further period of three years commencing on the same date.

Save as disclosed above as at the Latest Practicable Date, no other Directors had any existing or proposed service contracts with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

5. LITIGATION

As at the Latest Practicable Date, no member of the Group was a party to any legal proceedings or, claim which are of material importance. The Directors do not know of any legal proceedings or claims pending or threatened against the Company or any other member of the Group.

6. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Group since 31st December 2003, the date to which the latest published audited financial statements of the Group were made up.

7. QUALIFICATION OF EXPERT

The following is the qualification of the expert who has given opinion or advice, which are contained or referred to in this circular:

Name	Qualification
Kingston	Licensed corporation under the SFO to conduct type 6 (advising on corporate finance) regulated activity

8. EXPERT'S INTEREST IN ASSETS

As at the Latest Practicable Date, Kingston had no shareholding interest in any member of the Group or the right whether, legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities of any member of the Group.

As at the Latest Practicable Date, Kingston had no direct or indirect interests in any assets which had since 31st December 2003 (being the date to which the latest published audited financial statements of the Group were made up) been acquired or disposed of by, or leased to, any member of the Group.

9. CONSENTS OF THE EXPERT

As at the Latest Practicable Date, Kingston has given and has not withdrawn its written consent to the issue of this circular with the inclusion therein of its letter and references to its name in the form and context in which they appear.

10. GENERAL

(a) The registered office of the Company is situated at 34th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong.

(b) The share registrar and transfer office of the Company is Tengis Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(c) The secretary and the qualified accountant of the Company is Mr. Tam Chun Fai who is a member of the Hong Kong Institute of Certified Public Accountants and a regular member of the Chartered Financial Analyst.

(d) The English text of this circular and the form of proxy shall prevail over the Chinese text.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours on any weekday (except public holidays) at the registered office of the Company at 34th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong, from the date of the circular up to and including 6th January 2005:

(a) the memorandum of association and bye-laws of the Company;

(b) the annual reports of the Company for the two financial years ended 31st December 2003;

(c) all circulars issued by the Company since the date of the latest published audited accounts;

(d) the San Yuan Group Agreement;

(e) the Beijing Holdings Agreement;

(f) the letter from the Independent Board Committee as set out on page 15 of this circular;

(g) the letter from Kingston as set out from pages 16 to 25 of this circular;

(h) the written consent from Kingston referred to in paragraph 9 of this Appendix;

(i) the service contracts referred to in paragraph 4 of this Appendix; and

(j) this circular.



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 392)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "Meeting") of the shareholders of Beijing Enterprises Holdings Limited (the "Company") will be held at 34th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong on Friday, 7th January 2005 at 10:00 a.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution which will be proposed as ordinary resolution of the Company:

ORDINARY RESOLUTION

"THAT

(a) the agreement entered into between the Company as the vendor and 北京三元集團有限責任公司 (Beijing San Yuan Group Company) ("San Yuan Group") as the purchaser on 3rd December 2004 (the "San Yuan Group Agreement"), pursuant to which the Company has conditionally agreed to sell the Company's 65.46% equity interest of 北京企業(食品)有限公司 (Beijing Enterprises (Dairy) Limited) ("Beijing Enterprises (Dairy)") to San Yuan Group (a copy of the San Yuan Group Agreement has been produced to the meeting marked "A" and has been initialled by the chairman of the meeting for the purpose of identification), the terms, performance and implementation of the transactions contemplated thereunder be and are hereby confirmed and approved;

(b) the agreement entered into between the Company as the vendor and 京泰實業(集團)有限公司 (Beijing Holdings Limited) ("Beijing Holdings") as the purchaser on 3rd December 2004 (the "Beijing Holdings Agreement"), pursuant to which the Company has conditionally agreed to sell the Company's 34.54% equity interest of Beijing Enterprises (Dairy) to Beijing Holdings (a copy of the Beijing Holdings Agreement has been produced to the meeting marked "B" and has been initialled by the chairman of the meeting for the purpose of identification) , the terms, performance and implementation of the transactions contemplated thereunder be and are hereby confirmed and approved;

(c) any one director of the Company be and is hereby authorised for and on behalf of the Company to do all such further acts and things and execute all such further documents and take all steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of, and all transactions contemplated under, the San Yuan Group Agreement and the Beijing Holdings Agreement; and

(d) the affixing of the common seal of the Company to any instrument or document in the presence of any one director of the Company as may be required for any of the above purposes be and is hereby confirmed and approved."

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 23rd December 2004

Registered office:
34th Floor
West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint a proxy (or at most two proxies) to attend and, on a poll, vote on his/her behalf. A proxy need not be a member of the Company.

2. A form of proxy for use at the Meeting is enclosed herewith.

3. To be valid, the form of proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be lodged with the Company's share registrar, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, as soon as possible and in any event not less than 48 hours before either the time appointed for holding the Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude a shareholder from attending and voting in person at the Meeting or any adjournment thereof if the shareholder so desires.

4. Pursuant to the articles of association of the Company, a resolution put to vote at general meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on withdrawal of any other demand for a poll) duly demanded. A poll may be demanded by:

   (a) the chairman of the meeting; or

   (b) at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

   (c) any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

In accordance with Rule 13.39(4) of the Listing Rules, the chairman of the EGM will demand a poll in relation to the ordinary resolution for approving the Transactions at the EGM.

As at the date of this notice, the executive directors of the Company (the "Directors") are Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Guo Ying Ming, Mr. Liu Kai, Mr. Bao Zong Ye, Mr. Zheng Wan He, Mr. Li Man, Mr. Li Zong Gen and Mr. Guo Pu Jin. The non-executive Directors are Mr. Lau Hon Chuen, Ambrose, Mr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen.

(d) 持有獲授予權利可於大會上投票之本公司股份之一名或多名親身出席之股東（或如股東為公司，則為其正式法定代表）或代表，而該等股份合計之已繳足股本須不少於全部授予投票權股份之已繳足股本總額之十分之一。

根據上市規則第13.39(4)條之規定，股東特別大會主席將於股東特別大會上就批准交易事項之普通決議案要求投票表決。

於本通告日期，本公司執行董事（「董事」）為衣錫群先生、張虹海先生、李福成先生、郭迎明先生、劉凱先生、包宗業先生、鄭萬河先生、李滿先生、李中根先生及郭普金先生。非執行董事則為劉漢銓先生、李東海先生、王憲章先生、武捷思先生及白德能先生。

(d) 確認及批准本公司任何一位董事在場見證下就任何上述目的而可能需要在任何文據或文件上蓋上本公司之公司印鑑。」

承董事會命
公司秘書
譚振輝

香港，二零零四年十二月二十三日

註冊辦事處：
香港
中環
干諾道中200號
信德中心西座34樓

附註：

1. 凡有權出席大會並於會上投票之股東，均有權委任一位（或最多兩位）代表代其出席大會及於投票表決時代其投票。受委代表毋須為本公司股東。

2. 隨函附奉大會適用之代表委任表格。

3. 代表委任表格連同妥為簽署之授權書或其他授權文件（如有）或由公證人簽署證明之授權書或授權文件副本須盡快交回，惟無論如何最遲須於大會或其任何續會之指定舉行時間四十八小時前交回本公司之股份過戶登記處登捷時有限公司（地址為香港灣仔告士打道56號東亞銀行港灣中心地下），方為有效。股東填妥及交回代表委任表格後，屆時仍可按本身之意願親身出席大會或其任何續會，並於會上投票。

4. 根據本公司組織章程細則，於股東大會上提呈投票通過之決議案須以舉手方式投票表決，惟於公佈舉手結果之前或之際或其他進行表決之要求已被撤銷，下列人士則可要求以表決形式決定：

   (a) 大會主席；或

   (b) 不少於三名親身出席之股東（或如股東為公司，則為其正式法定代表）或當時有權在會上投票之代表；或

   (c) 代表有權在會上投票之全部股東之中不少於十分之一投票權之一名或多名親身出席之股東（或如股東為公司，則為其正式法定代表）或代表；或



北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(根據公司條例於香港註冊成立之有限公司)

(股份代號:392)

茲通告北京控股有限公司(「本公司」)謹訂於二零零五年一月七日(星期五)上午十時,假座香港干諾道中200號信德中心西座34樓舉行股東特別大會(「大會」),藉以考慮及酌情通過(不論有否修訂)下列將予提呈之決議案為本公司普通決議案:

普通決議案

「**動議**

(a) 本公司(作為賣方)與北京三元集團有限責任公司(「三元集團」,作為買方)於二零零四年十二月三日訂立之協議(「三元集團協議」),據此,本公司有條件同意向三元集團出售本公司於北京企業(食品)有限公司(「北京企業食品」)之65.46%股本權益(該三元集團協議註有「A」字樣之副本已送呈大會,並由大會主席簡簽以資識別),並確認及批准該協議下之條款,以及履行和實行該協議下擬進行之交易。

(b) 本公司(作為賣方)與京泰實業(集團)有限公司(「京泰實業」,作為買方)於二零零四年十二月三日訂立之協議(「京泰實業協議」),據此,本公司有條件同意向京泰實業出售本公司於北京企業食品之34.54%股本權益(該京泰實業協議註有「B」字樣之副本已送呈大會,並由大會主席簡簽以資識別),並確認及批准該協議下之條款,以及履行和實行該協議下擬進行之交易。

(c) 授權本公司任何一位董事代表本公司作出一切有關行動、事宜及訂立所有其他文件,以及據董事之意見認為就實行三元集團協議及京泰實業協議之條款及三元集團協議及京泰實業協議下擬進行之一切交易及/或致令上述各項生效而採取全部必要、權宜或適宜之步驟;及

11. 備查文件

下列文件由本通函刊發日期起至二零零五年一月六日(包括當日)止任何週日(公眾假期除外)之一般營業時間內,在本公司之註冊辦事處(地址為香港干諾道中200號信德中心西座34樓)可供查閱:

(a) 本公司之組織章程大綱及細則;

(b) 本公司截至二零零三年十二月三十一日止兩個財政年度之年報;

(c) 本公司自最近期刊發之經審核賬目刊發當日後發出之全部通函;

(d) 三元集團協議;

(e) 京泰實業協議;

(f) 本通函第15頁所載獨立董事委員會之函件;

(g) 本通函第16至第25頁所載金利豐函件;

(h) 本附錄第9段所述之金利豐同意書;

(i) 本附錄第4段所述之服務合約;及

(j) 本通函。

8. 專家於資產之權益

於最後實際可行日期，金利豐既無擁有本集團任何成員公司之股權，亦無擁有任何權利（不論在法律上可否強制執行）認購或指派他人認購本集團任何成員公司之證券。

於最後實際可行日期，金利豐概無於本集團任何成員公司自二零零三年十二月三十一日（即本集團最近期公佈之經審核財務報表之編製日期）以來所購入或出售或租賃之任何資產中直接或間接擁有任何權益。

9. 專家之同意書

於最後實際可行日期，金利豐已就刊發本通函而發出書面同意書，表示同意按本通函所載形式及涵義轉載其函件並引述其名稱，且迄今並無撤回同意書。

10. 一般事項

(a) 本公司之註冊辦事處為香港干諾道中200號信德中心西座34樓。

(b) 本公司之股份過戶登記處為登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

(c) 本公司之秘書及合資格會計師為譚振輝先生，彼為香港會計師公會之會員，亦為特許財經分析師(Chartered Financial Analyst)之普通會員。

(d) 本通函及代表委任表格之中英文版本如有歧義，概以英文版本為準。

4. 服務合約

於二零零三年六月一日，衣錫群先生與本公司更新其服務合約延長五年，該合約於最後實際可行日期尚餘41個月屆滿。張虹海先生已與本公司訂立服務合約，由二零零三年十二月三日起計為期三年，於最後實際可行日期尚餘23個月屆滿。

劉凱先生於二零零四年一月十六日與本公司簽訂更新之服務合約，自該日起計延長三年。

除上文所披露者外，於最後實際可行日期，其他董事與本集團任何成員公司概無訂立任何現有或擬訂立服務合約（不包括一年內屆滿或僱主無需支付賠償（法定賠償除外）而可予終止之合約）。

5. 訴訟

於最後實際可行日期，本集團任何成員公司概無涉及任何屬重大性質之法律程序或訴訟。董事並不知悉本公司或本集團任何其他成員公司正面臨或對其提出但尚未解決之任何法律程序或訴訟。

6. 重大不利變動

於最後實際可行日期，就董事所知，自二零零三年十二月三十一日（即本集團最近期公佈之經審核財務報表之編製日期）以來，本集團之財務或貿易狀況概無出現任何重大不利變動。

7. 專家資格

於本通函提供所載或所述意見或建議之專家之資格如下：

名稱	資格
金利豐	根據證券及期貨條例獲准進行第6類（就機構融資提供意見）受規管活動之持牌法團

3. 主要股東

於最後實際可行日期，據董事或本公司主要行政人員所知，下列人士（非董事或本公司主要行政人員）於股份或本公司相關股份中擁有根據證券及期貨條例第XV部第2及3分部之條文規定須向本公司披露之權益或淡倉，或於有權在本集團任何成員公司之股東大會上在任何情況下投票之任何類別股本或與該等股本有關之任何購股權中直接或間接擁有10%或以上之權益：

好倉：

		持有之普通股數目、身分及權益性質			
名稱	*附註*	**直接實益擁有**	**透過受控制法團**	**合計**	**佔本公司已發行股本百份比**
Modern Orient Limited		100,050,000	–	100,050,000	16.07%
BEIL	*(a)*	313,949,900	100,050,000	413,999,900	66.51%
京泰實業	*(b)*	271,100	413,999,900	414,271,000	66.55%

附註：

(a) 所披露之權益包括由Modern Orient Limited擁有之股份。Modern Orient Limited由BEIL直接持有100%權益，因此，BEIL被視為擁有Modern Orient Limited所擁有股份之權益。

(b) 所披露之權益包括由BEIL及Modern Orient Limited擁有之股份。Modern Orient Limited之控股公司BEIL為一間由京泰實業間接持有66.48%權益之公司，因此，京泰實業被視為擁有BEIL及Modern Orient Limited所擁有股份之權益。

除上文所披露者外，據董事及本公司主要行政人員所知，於最後實際可行日期，概無任何人士（董事、主要行政人員或本集團任何成員公司以外）於本公司股份及相關股份中擁有或被視為擁有根據證券及期貨條例第XV部第2及3分部之條文規定須向本公司及聯交所披露之權益或淡倉，或於有權在本集團任何成員公司之股東大會上在任何情況下投票之任何類別股本或與該等股本有關之任何購股權中直接或間接擁有10%或以上之權益。

除上文所披露者外，於最後實際可行日期，董事或本公司主要行政人員於本公司或其任何相聯法團（按證券及期貨條例第XV部之涵義）之股份、相關股份及債券中，概無或被視作擁有任何根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益或淡倉（包括根據證券及期貨條例該等條文規定彼等被當作或被視為擁有之權益或淡倉）；或根據證券及期貨條例第352條須記錄於該條所指登記冊內之權益或淡倉；或根據上市規則上市公司董事進行證券交易之標準守則規定須知會本公司及聯交所之權益及淡倉。

(b) 於本集團資產之權益

於最後實際可行日期，董事概無於本集團任何成員公司自二零零三年十二月三十一日（即本公司最近期公佈之經審核財務報表之編製日期）以來所購入或出售或租賃或擬購入或出售或租賃之任何資產中直接或間接擁有任何重大權益。

(c) 於本公司合約之權益

於最後實際可行日期，董事概無於對本集團整體業務而言屬重要且仍然有效之任何合約或安排中擁有重大權益。

II.　於本公司購股權之好倉

董事姓名	*附註*	**於最後實際可行日期所持購股權數目**
李福成先生	*(a)*	200,000
	(b)	1,800,000
		2,000,000
鄭萬河先生	*(a)*	200,000
	(b)	1,800,000
		2,000,000
李中根先生	*(a)*	200,000
	(b)	1,800,000
		2,000,000

附註:

(a)　該等購股權於一九九八年三月三日授出，行使價為每股17.03港元。就獲授購股權支付之現金代價為1港元。該等購股權可於一九九八年九月一日起計其後十年內隨時行使。

(b)　該等購股權於一九九八年六月二十三日授出，行使價為每股17.03港元。就獲授購股權支付之代價為1港元。該等購股權可分成九個等份行使。首部份可於一九九九年一月一日起隨時行使，而其餘每一部份可於其後年度每年一月一日起行使。所有(以尚未行使者為限)購股權均可於二零零七年一月一日行使，而其餘仍未被行使者將於二零零九年一月一日失效。

1. 責任聲明

本通函所載資料乃遵照上市規則而刊載，旨在提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就其所深知及確信，本通函所載者並無遺漏任何其他事實，致使當中所載任何聲明產生誤導。

2. 權益披露

於最後實際可行日期，董事及本公司主要行政人員於本公司或其任何相聯法團（按證券及期貨條例第XV部之涵義）之股份、相關股份及債券中擁有根據證券及期貨條例第XV部第7及8分部須予知會本公司及聯交所之權益及淡倉（包括根據證券及期貨條例該等條文規定彼等被當作或被視為擁有之權益及淡倉）；或根據證券及期貨條例第352條須記錄於該條所指登記冊內之權益及淡倉；或根據上市規則上市公司董事進行證券交易之標準守則規定須知會本公司及聯交所之權益及淡倉如下：

(a) 於本公司之權益

I. 於本公司相聯法團之好倉

董事姓名	相聯法團名稱	持有之普通股數目	佔相聯法團已發行股本百份比
李福成先生	北京燕京啤酒股份有限公司@	20,419#	0.0031%
鄭萬河先生	北京王府井百貨（集團）股份有限公司@	45,738#	0.0116%

@ 上述所有相聯法團均為本公司之間接附屬公司

所有權益均由董事直接實益擁有

整體意見

經考慮交易事項對　貴集團帶來之財務影響，吾等認為訂立三元集團協議及京泰實業協議乃符合　貴公司及股東之整體利益。

推薦意見

經考慮上述各項因素及原因，吾等認為三元集團協議及京泰實業協議之條款就獨立股東而言實屬公平合理，亦符合　貴公司及股東之整體利益。因此，吾等建議獨立董事委員會推薦獨立股東投票贊成將於股東特別大會上提呈之有關決議案。

此　致

北京控股有限公司
獨立董事委員會及獨立股東　台照

代表
金利豐財務顧問有限公司
執行董事
林家威
謹啟

二零零四年十二月二十三日

III. 交易事項之財務影響

於完成時，北京企業食品及三元食品將不再為 貴公司之附屬公司。交易事項之財務影響現分析如下（除非文義另有所指，否則下文乃根據香港公認會計準則計算）：

對盈利之影響

誠如董事知會， 貴集團並不預期交易事項將產生任何溢利或帶來任何虧損。誠如董事知會，交易事項之總代價約人民幣561,010,000元（相等於約528,510,000港元）相等於北京企業食品於二零零四年七月三十一日之資產淨值約528,510,000港元。

務請注意，於完成後，三元食品將不再為 貴公司之間接附屬公司，故產生虧蝕之三元食品之業績不會再併入 貴集團之業績，因此， 貴集團對三元食品未來可能產生之任何虧損毋須再承擔任何責任。

對資產淨值之影響

誠如上文所述，交易事項不會為 貴集團產生任何收益或帶來任何虧損，因此交易事項對 貴集團之綜合資產淨值並不會造成任何重大影響。

對營運資金之影響

交易事項之收益總額為人民幣561,013,000元（相等於約528,509,700港元），即為三元集團代價與京泰實業代價之總和。因此，假設交易事項所產生之開支微不足道，交易事項將自完成後起計三年期間，向 貴集團產生約人民幣561,013,000元（相等於約528,509,700港元）之現金流入。誠如董事會函件所述，由於 貴公司現階段尚未確定將交易事項之收益總額用於任何特定投資項目，故董事現擬將上述收益撥作 貴公司之一般營運資金。

附註：

1. 此數字相當於三元集團代價與三元集團基準之差額。

2. 此數字相當於京泰實業代價與京泰實業基準之差額。

3. 此數字相當於三元集團代價較三元集團基準之溢價。

4. 此數字相當於京泰實業代價較京泰實業基準之溢價。

在吾等估值之過程中，吾等注意到京泰實業代價較京泰實業基準之溢價，遠高於三元集團代價較三元集團基準之溢價。吾等已向董事查詢，而董事亦已回覆，由於悉數償還京泰實業代價所需之時間遠較悉數償還三元集團代價之所需時間長，故此根據香港公認會計準則，京泰實業代價之溢價較三元集團代價之溢價高出約39.15%。吾等認為由於三元集團代價能較京泰實業代價迅速為貴公司帶來現金進賬，故兩項溢價之差額對交易事項之代價是否公平合理而言不具任何影響。

考慮到(i)根據香港公認會計準則計算，三元集團代價較三元集團基準之溢價約0.33%；及(ii)根據香港公認會計準則計算，京泰實業代價較京泰實業基準之溢價約39.48%，吾等認為三元集團協議及京泰實業協議所載之條款就獨立股東而言乃屬公平合理，而三元集團協議及京泰實業協議亦符合　貴公司及股東之整體利益。

在評估交易事項之代價是否合理時，最普遍採用之參考資料為市盈率。由於三元食品於截至二零零四年七月三十一日止七個月一直虧蝕，使用市盈率來評估交易事項之代價乃並不實際可行。雖然三元食品乃一家上市公司，惟董事知會吾等，北京企業食品持有之三元食品股份為創辦人股份，並不可於上海交易所A股市場自由交易。因此，吾等認為，使用三元食品之股價或市值來評估交易事項之代價是否合理亦屬不切實際。有見及此，吾等使用資產淨值來評估交易事項之代價是否合理。根據上述基準，吾等認為參照資產淨值作為釐定代價之基準乃適當之舉。

下文載列與三元集團協議及京泰實業協議有關之交易事項之代價及三元食品於二零零四年七月三十一日之資產淨值（除非文義另有所指，否則以下款項乃根據香港公認會計準則計算）：

	三元集團協議		**京泰實業協議**	
	人民幣百萬元	*人民幣百萬元*	*人民幣百萬元*	*人民幣百萬元*
三元集團代價		323.62		
京泰實業代價				237.39
三元食品55%資產淨值	492.76		492.76	
出售於北京企業食品之65.46%權益，相等於三元食品資產淨值約36%（「三元集團基準」）		322.56		
出售於北京企業食品之34.54%權益，相等於三元食品資產淨值約19%（「京泰實業基準」）				170.20
差額（面值）		1.06		67.19
		（附註1）		*（附註2）*
差額（百分比）		0.33%		39.48%
		（附註3）		*（附註4）*

項乃 貴集團實行業務重組計劃之良機。此外，吾等認為交易事項不僅有助 貴集團專注回報較高之資產，例如董事所示意之基礎設施及公共設施方面，亦可擺脱錄得虧損之業務，更有效提升 貴集團之財務表現，蓋因錄得虧損業務（即奶類業務）之業績於完成後將不再與 貴集團之業績綜合計算。

基於以上原因，吾等認為 貴集團擁有合理之商業及策略性原因訂立三元集團協議及京泰實業協議，而交易事項符合 貴公司及其股東之整體利益。

II. 代價基準

根據三元集團協議， 貴公司有條件同意向三元集團出售於北京企業食品65.46%之股本權益，代價為人民幣323,621,000元（相等於約304,871,400港元），以現金分三期支付，詳情載於董事會函件。根據京泰實業協議， 貴公司有條件同意向京泰實業出售於北京企業食品34.54%之股本權益，代價為人民幣237,392,000元（相等於約223,638,200港元），以現金分四期支付，詳情載於董事會函件。

董事確認，三元集團代價及京泰實業代價乃三元集團協議及京泰實業協議各自之訂約方按公平原則磋商後釐定，並已考慮北京企業食品應佔三元食品未經審核資產淨值之55%股本權益。根據中國會計準則及香港公認會計準則計算，北京企業食品之55%股本權益應佔三元食品於二零零四年七月三十一日之未經審核資產淨值分別約為人民幣470,170,000元（相等於約442,930,000港元）及約人民幣492,760,000元（相等於約464,210,000港元）。

根據三元集團協議，出售北京企業食品65.46%之權益，乃相當於在三元食品約36%之間接股本權益；而根據京泰實業協議，出售北京企業食品34.54%權益，乃相當於在三元食品約19%間接股本權益。

如上文描述，儘管營業額於截至二零零二年十二月三十一日止年度至截至二零零三年十二月三十一日止年度上升約17.08%，惟三元食品於同一個回顧期間之除稅前溢利及溢利淨額卻分別大幅下跌約64.05%及78.69%。因此，邊際溢利淨額亦由截至二零零二年十二月三十一日止年度約5.39%大幅下跌約81.82%，至截至二零零三年十二月三十一日止年度之0.98%。三元食品截至二零零四年七月三十一日止七個月之業績進一步轉壞，錄得虧損淨額約人民幣51,230,000元（相等於約48,260,000港元）。

如摘錄自　貴公司截至二零零三年十二月三十一日止年度之年報（「年報」），由於中國市場競爭激烈，加上海外業務出現虧損，故三元食品之核心業務有所轉壞。此外，北京及廣東之麥當勞業務亦受二零零三年第二季爆發非典型肺炎所影響。

訂立三元集團協議及京泰實業協議之原因

誠如年報所載，由於中國市場競爭激烈，加上海外業務出現虧損，三元食品之經營環境惡化，消費品業務之整體溢利亦隨之而下跌。截至二零零三年十二月三十一日止年度，三元食品對　貴集團之溢利貢獻較截至二零零二年十二月三十一日止年度下跌約69%至約22,000,000港元。此外，誠如　貴公司截至二零零四年六月三十日止六個月之中期報告（「中期報告」）所載，三元食品對　貴集團消費品業務之整體表現造成負面影響，截至二零零四年六月三十日止六個月之　貴集團應佔虧損約24,310,000港元，而對上一個期間三元食品卻錄得　貴集團應佔溢利約25,920,000港元。誠如中期報告所載，　貴集團將檢討現有業務，旨在重組回報較低之資產，而　貴集團已清楚認識到三元食品之嚴峻形勢，並已開始實施業務重整計劃。

鑑於三元食品截至二零零三年十二月三十一日止兩個年度之溢利大幅下跌，加上三元食品於截至二零零四年七月三十一日止七個月之財務表現進一步惡化，導致　貴集團奶類業務錄得應佔虧損，對　貴集團消費品業務之整體表現造成負面影響，基於市場競爭激烈，董事預期奶類業務於可見之不久將來亦無法取得溢利，故吾等贊同董事之見解，認為交易事

三元食品之主要業務為在中國北京生產、分銷及銷售一系列奶類產品，並擁有北京麥當勞食品有限公司50%權益，而北京麥當勞食品有限公司之業務為經營位於北京及廣東之麥當勞特許經營店。

下表載列　貴公司所提供截至二零零三年十二月三十一日止兩個年度，以及截至二零零四年七月三十一日止七個月，三元食品按中國會計準則編製之經審核及未經審核綜合財務資料概要：

	截至二零零四年七月三十一日止七個月	截至十二月三十一日止年度		截至二零零二年及二零零三年十二月三十一日止兩個年度之間之百分比變動
		二零零三年	二零零二年	
	(未經審核)	(經審核)	(經審核)	
	人民幣百萬元	*人民幣百萬元*	*人民幣百萬元*	*%*
營業額	620.35	1,307.03	1,116.37	17.08
除稅前溢利／(虧損)	(50.01)	26.67	74.17	(64.05)
溢利／(虧損)淨額	(51.23)	12.82	60.17	(78.69)
邊際溢利／(虧損)淨額(百份比)	(8.26)	0.98	5.39	(81.82)

	於二零零四年七月三十一日	於十二月三十一日		於二零零二年十二月三十一日及二零零三年十二月三十一日之間之百分比變動
		二零零三年	二零零二年	
	(未經審核)	(經審核)	(經審核)	
	人民幣百萬元	*人民幣百萬元*	*人民幣百萬元*	*%*
資產淨值	854.86	916.91	572.85	60.06

所考慮之主要因素及原因

吾等就交易事項達致意見時，已考慮下列主要因素及原因：

I. 交易事項之背景及原因

三元集團協議及京泰實業協議於二零零四年十二月三日訂立，據此， 貴公司同意出售其於北京企業食品之全部100%股本權益（包括其唯一資產，即 貴公司於三元食品之55%間接權益），其中65.46%出售予三元集團，另34.54%出售予京泰實業。因此， 貴集團於北京企業食品及三元食品中將不再擁有任何權益，而北京企業食品及三元食品於完成後將不再為 貴公司之附屬公司。

貴集團之主要業務

貴集團主要從事四大業務範疇：基礎設施、消費品、旅遊和零售服務業及科技業。消費品業務包括製造、分銷及銷售啤酒、洋酒、奶類產品及加工肉類及海產。

有關北京企業食品之資料

誠如董事會函件所述，北京企業食品乃一家投資控股公司，其唯一資產為於三元食品之55%權益，屬 貴公司之全資附屬公司。北京企業食品於英屬處女群島註冊成立為有限公司。根據 貴公司提供之北京企業食品截至二零零四年七月三十一日止期間之管理賬目，北京企業食品於二零零四年七月三十一日之未經審核資產淨值（「資產淨值」）約為528,510,000港元。

有關三元食品之資料

三元食品乃於中國註冊成立之有限公司，其股份自二零零三年九月五日起在上海證券交易所A股市場上市。按已發行635,000,000股三元食品股份計算，三元食品於二零零四年十二月三日（即三元集團協議及京泰實業協議之訂立日期）之市值約為人民幣2,336,800,000元（相等於約2,201,410,000港元）。於最後實際可行日期，北京企業食品及三元集團分別擁有三元食品之55%及15.28%權益。

由於上市規則第14.07條所載之適用百份比率超過5%但少於25%，就上市規則第14章而言，訂立三元集團協議及京泰實業協議構成　貴公司之須予披露交易。此外，由於三元集團乃三元食品之主要股東，而三元食品屬　貴公司擁有55%權益之附屬公司，另京泰實業亦身為主要股東，故三元集團及京泰實業均被視為上市規則第14A章項下之關連人士。因此，根據上市規則第14A.16(5)條，訂立三元集團協議及京泰實業協議亦構成　貴公司之關連交易，須於股東特別大會上獲獨立股東以投票表決方式批准。由於京泰實業於交易事項中擁有重大利益，故京泰實業及其聯繫人士須於股東特別大會上放棄就有關交易事項之決議案投票。

董事會已委任獨立董事委員會考慮三元集團協議及京泰實業協議之條款對獨立股東而言是否公平合理，以及是否符合　貴公司及股東之整體利益，並就於股東特別大會上為交易事項之有關決議案投票向獨立股東提供意見。金利豐已獲委任就此向獨立董事委員會及獨立股東提供意見。

吾等意見之基準

達致為獨立董事委員會及股東提供之意見時，吾等依賴該通函所載述之聲明、資料、意見及陳述，以及董事向吾等提供之資料及陳述。吾等假設董事向吾等提供之全部資料及陳述（董事須單獨對此負上全責）於作出時均屬真確，且於本函件發出日期時亦繼續屬真確。吾等亦假設董事於該通函所作有關相信、意見、預期及意向之全部聲明一概於進行合適查詢及仔細考慮後合理作出。吾等並無理由懷疑有任何重大事實或資料被隱瞞，亦無理由懷疑該通函所載資料及事實之真確性及完整性或　貴公司、其顧問及／或董事所表達而吾等獲提供之意見之合理程度。

董事對該通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，該通函並無遺漏任何其他事項，致使當中所載之任何聲明有誤導成份。吾等認為已獲提供足夠資料以達致知情意見，並為吾等之意見提供合理基礎。然而，吾等並無就　貴公司或其各自附屬公司或聯營公司之業務及事務進行任何獨立深入調查。

下文載列獨立財務顧問金利豐就交易事項致獨立董事委員會及獨立股東之函件全文，該函件乃為載入本通函而編製。



金利豐財務顧問有限公司
香港
中環
港景街1號
國際金融中心一期
28樓2801室

敬啟者：

**須予披露交易和關連交易
關於出售北京企業(食品)有限公司
之全部股本權益**

緒言

謹此提述吾等獲　貴公司委任為獨立財務顧問，就交易事項向獨立董事委員會及獨立股東提供意見。有關交易事項之詳情載於　貴公司在二零零四年十二月二十三日向股東刊發之通函(「該通函」)董事會函件(「董事會函件」)內，而本函件構成該通函之一部份。除文義另有所指，否則本函件所用之詞彙與該通函所界定者具有相同涵義。

於二零零四年十二月三日，　貴公司分別與三元集團及京泰實業訂立三元集團協議及京泰實業協議兩份獨立協議，出售　貴公司於北京企業食品之全部100%股本權益(其唯一資產為於三元食品之55%股本權益)，繼而同時出售其於三元食品之55%間接股本權益。三元集團代價及京泰實業代價分別為人民幣323,621,000元(相等於約304,871,400港元)及人民幣237,392,000元(相等於約223,638,200港元)，並將按照三元集團協議及京泰實業協議之條款分別由三元集團及京泰實業分期以現金支付。



北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(根據公司條例於香港註冊成立之有限公司)

(股份代號:392)

敬啟者:

須予披露交易和關連交易
關於出售北京企業(食品)有限公司
之全部股本權益

吾等謹提述本公司於二零零四年十二月二十三日發佈之通函(「本通函」),本函件為其中一部份。除文義另有所指外,本函件所用詞彙與本通函所界定者具有相同涵義。

吾等已獲董事會委任為獨立董事委員會之成員,就交易事項提供意見,有關詳情載於本通函之「董事會函件」中。

金利豐已獲委任為獨立財務顧問,就交易事項向獨立董事委員會及獨立股東提供意見。有關其意見之詳情,連同達致其意見所考慮之主要因素,載於本通函第16至第25頁。

吾等已考慮金利豐之意見,認為三元集團協議及京泰實業協議之條款對獨立股東而言屬公平合理,且符合本公司及股東之整體利益。因此,吾等建議獨立股東投票贊成本通函第33至第35頁所載股東特別大會通告有關交易事項之決議案。

此　致

列位獨立股東　台照

代表
獨立董事委員會
獨立非執行董事
劉漢銓先生　李東海先生　王憲章先生　武捷思先生　白德能先生
謹啟

二零零四年十二月二十三日

獨立董事委員會經考慮金利豐之意見以及金利豐所考慮之主要因素及理由後，認為三元集團協議及京泰實業協議之條款就獨立股東而言屬公平合理，且符合本公司及股東之整體利益。因此，獨立董事委員會建議獨立股東投票贊成交易事項。

董事認為，三元集團協議及京泰實業協議之條款（包括但不限於據此應付之三元集團代價及京泰實業代價以及該等代價之結算方式）乃按照一般商業條款而訂立，就本公司及股東整體而言屬公平合理，且符合本公司及股東之整體利益。因此，董事推薦股東投票贊成將於股東特別大會提呈之普通決議案。

其他資料

此外，亦請　閣下留意本通函附錄所載之其他資料。

此　致

列位股東　台照

承董事會命
總裁
張虹海
謹啟

二零零四年十二月二十三日

隨函附奉股東特別大會適用之代表委任表格。如　閣下能出席股東特別大會，務請將隨附之代表委任表格按其印備之指示填妥及盡快交回本公司之股份過戶登記處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，惟無論如何不得遲於該股東特別大會指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可按本身意願親身出席股東特別大會（或其任何續會），並於會上投票。

根據本公司組織章程細則，於股東大會上提呈投票通過之決議案須以舉手方式投票表決，惟於公佈舉手結果之前或之際或其他進行表決之要求已被撤銷，下列人士則可要求以表決形式決定：

(i) 大會主席；或

(ii) 不少於三名親身出席之股東（或如股東為公司，則為其正式法定代表）或當時有權在會上投票之代表；或

(iii) 代表有權在會上投票之全部股東之中不少於十分之一投票權之一名或多名親身出席之股東（或如股東為公司，則為其正式法定代表）或代表；或

(iv) 持有獲授予權利可於大會上投票之本公司股份之一名或多名親身出席之股東（或如股東為公司，則為其正式法定代表）或代表，而該等股份合計之已繳足股本須不少於全部授予投票權股份之已繳足股本總額之十分之一。

根據上市規則第13.39(4)條之規定，股東特別大會主席將於股東特別大會上就批准交易事項之普通決議案要求投票表決。

推薦建議

務請　閣下留意(i)本通函第15頁所載之獨立董事委員會函件，當中載列其就交易事項致獨立股東之推薦建議；及(ii)本通函第16至第25頁所載之金利豐函件，當中載列其就交易事項致獨立董事委員會及獨立股東之意見，以及達致有關意見時所考慮之主要因素及理由。

交易事項後


三元集團
京泰實業
15.28%
65.46%
34.54%
66.48%
0.04%
BEIL
北京企業食品
66.51%
55%
本公司
三元食品

上市規則之影響

由於三元集團乃三元食品之主要股東，而三元食品屬本公司擁有55%權益之附屬公司，根據上市規則之定義，三元集團屬本公司之關連人士。身為主要股東之京泰實業亦根據上市規則之定義屬本公司之關連人士。根據上市規則第14A.16(5)條，交易事項因而構成本公司之關連交易，須於股東特別大會上取得獨立股東批准。由於京泰實業乃一名主要股東，並於交易事項中擁有重大利益，故京泰實業及其聯繫人士須於股東特別大會上放棄就交易事項投票。

由於上市規則第14.07條所載之適用百份比率超過5%但少於25%，就上市規則第14章而言，訂立三元集團協議及京泰實業協議亦構成本公司之須予披露交易。

股東特別大會

本公司謹訂於二零零五年一月七日（星期五）上午十時，假座香港干諾道中200號信德中心西座34樓舉行股東特別大會，以考慮及酌情批准交易事項，召開大會之通告載於本通函第33至第35頁。於股東特別大會上，僅獨立股東有權就交易事項提呈之有關決議案進行投票。

根據三元食品公佈之三元食品第三季業績，截至二零零四年九月三十日止九個月，三元食品錄得之除稅前虧損淨額約人民幣52,690,000元（相當於約49,640,000港元）（按中國會計準則計算）。

由於北京企業食品乃按其於二零零四年七月三十一日之賬面成本值出售，故預計交易事項不會錄得收益或虧損。於完成後，三元食品之虧損之業績毋須再與本集團業績綜合計算，故董事認為出售北京企業食品及本集團於三元食品之間接權益將更有效提升本集團之財務表現。

交易事項之收益淨額人民幣561,013,000元（相等於約528,509,700港元）將撥作本公司之一般營運資金，現階段本公司尚未確定將有關收益用於特定投資項目。

交易事項前後之股權架構載列如下：

交易事項前


三元集團
15.28%
京泰實業
66.48%
BEIL
0.04%
66.51%
本公司
100%
北京企業食品
55%
三元食品

截至二零零二年十二月三十一日及二零零三年十二月三十一日止兩個年度，以及截至二零零四年七月三十一日止七個月，三元食品按中國會計準則編製之經審核及未經審核綜合財務資料載列如下：

	截至二零零四年七月三十一日止七個月（未經審核）		截至十二月三十一日止年度 二零零三年（經審核）		二零零二年（經審核）	
	千元人民幣	千港元	千元人民幣	千港元	千元人民幣	千港元
營業額	620,348	584,407	1,307,034	1,231,309	1,116,370	1,051,691
除稅及未計少數股東權益前溢利／（虧損）	(50,008)	(47,111)	26,666	25,121	74,174	69,877
股東應佔溢利／（虧損）淨額	(51,232)	(48,264)	12,819	12,076	60,174	56,688

	於二零零四年七月三十一日（未經審核）		於十二月三十一日 二零零三年（經審核）		二零零二年（經審核）	
	千元人民幣	千港元	千元人民幣	千港元	千元人民幣	千港元
資產淨值	854,861	805,333	916,907	863,784	572,850	539,661

於最後實際可行日期，本集團與北京企業食品及三元食品並無任何公司之間的貸款、墊款或任何其他財務安排。此外，交易事項完成後，本集團於三元食品中將不會擁有任何間接權益；三元食品亦將不再是本公司的間接附屬公司。

訂立交易事項之原因

截至二零零三年十二月三十一日止年度，本集團按照香港公認會計準則錄得之經審核奶類產品營業額約為1,003,810,000港元，佔本集團總營業額約12.59%。截至二零零四年六月三十日止六個月，本集團按照香港公認會計準則錄得之未經審核奶類產品營業額則約為456,270,000港元，佔本集團未經審核總營業額約10.19%。

摘錄自本公司截至二零零四年六月三十日止六個月之中期報告，三元食品受市場惡性競爭影響。本集團按照香港公認會計準則編製之應佔三元食品虧損約為24,310,000港元，拖累了本集團整體消費品業務之表現。董事認為，交易事項乃一次良機讓本集團執行本公司截至二零零四年六月三十日止六個月中期報告所述之業務重整計劃。

京泰實業協議並無訂立任何條文豁免上述任何條件，而本公司亦無意豁免京泰實業協議中之任何條件。

倘先決條件未能達成且無法達成任何可行之解決方法，訂約各方將終止交易事項。

完成

京泰實業協議將於所有先決條件達成後當日完成。

有關本集團之資料

本集團主要從事四大業務範疇：基礎設施、消費品、旅遊和零售服務業及科技業。消費品業務包括製造、分銷及銷售啤酒、洋酒、奶類產品及加工肉類及海產。

有關北京企業食品之資料

北京企業食品乃於英屬處女群島註冊成立之有限公司，屬本公司之全資附屬公司，其主要業務為投資控股。北京企業食品之唯一資產為於三元食品之55%股本權益。

於完成時，本集團將不會持有北京企業食品之任何權益，而北京企業食品亦不再為本公司之附屬公司。

有關三元食品之資料

三元食品乃於中國註冊成立之有限公司，其股份在上海證券交易所A股市場上市。按已發行635,000,000股三元食品股份及二零零四年十二月三日（即三元集團協議及京泰實業協議之訂立日期）每股三元食品股份之收市價人民幣3.68元（相等於約3.47港元）之基準計算，其市值約人民幣2,336,800,000元（相等於約2,201,410,000港元）。三元食品之註冊資本為人民幣635,000,000元（相等於約598,210,100港元），由北京企業食品及三元集團分別擁有55%及15.28%權益。

三元食品之主要業務為在北京生產、分銷及銷售一系列奶類產品，並擁有北京麥當勞食品有限公司50%權益，而北京麥當勞食品有限公司之業務則為經營位於北京及廣東之麥當勞特許經營店。

京泰實業代價乃京泰實業協議訂約各方按公平原則磋商釐定，並已參考北京企業食品於三元食品二零零四年七月三十一日未經審核資產淨值（按照中國會計準則編製）應佔之55%股本權益。北京企業食品之55%股本權益應佔三元食品二零零四年七月三十一日未經審核資產淨值（按中國會計準則計算）約人民幣470,170,000元（相等於約442,930,000港元）或約每股三元食品股份人民幣1.35元（相等於約1.27港元）。

支付條款

京泰實業代價須按以下方式分四期以相等於港元金額之現金支付：

(i) 人民幣23,739,200元（相等於約22,363,800港元，佔京泰實業代價之10%）須於下文第(ii)項條件達成後五日內支付；

(ii) 人民幣71,217,600元（相等於約67,091,500港元，佔京泰實業代價之30%）須於京泰實業協議生效日期起計一年內支付；

(iii) 人民幣71,217,600元（相等於約67,091,500港元，佔京泰實業代價之30%）須於京泰實業協議生效日期起計兩年內支付；及

(iv) 人民幣71,217,600元（相等於約67,091,500港元，佔京泰實業代價之30%）須於京泰實業協議生效日期起計三年內支付。

先決條件

京泰實業協議須待下列條件達成後，方為完成：－

(i) 已取得訂約各方訂立及履行京泰實業協議所需之一切有關中國政府或監管機關同意、豁免、批准、授權及審批（如有）；及

(ii) 獨立股東於股東特別大會上批准京泰實業協議。

先決條件

三元集團協議須待下列條件達成後，方為完成：

(i) 已取得訂約各方訂立及履行三元集團協議所需之一切有關中國政府或監管機關同意、豁免、批准、授權及審批（如有）；及

(ii) 獨立股東於股東特別大會上批准三元集團協議。

三元集團協議並無訂立任何條文豁免上述任何條件，而本公司亦無意豁免三元集團協議中之任何條件。

倘先決條件未能達成且無法達成任何可行之解決方法，訂約各方將終止交易事項。

完成

三元集團協議將於所有先決條件達成後當日完成。

(2) 於二零零四年十二月三日訂立之京泰實業協議

訂約各方

賣方 : 本公司

買方 : 京泰實業，屬主要股東

將予出售之資產

北京企業食品之34.54%股本權益，北京企業食品現時由本公司擁有100%權益，其唯一資產為於三元食品之55%股本權益

代價

京泰實業代價為人民幣237,392,000元（相等於約223,638,200港元）或約每股三元食品股份人民幣1.97元（相等於約1.86港元）。

將予出售之資產

北京企業食品之65.46%股本權益，北京企業食品現時由本公司擁有100%權益，其唯一資產為於三元食品之55%股本權益

代價

三元集團代價為人民幣323,621,000元(相等於約304,871,400港元)或約每股三元食品股份人民幣1.42元(相等於約1.34港元)。

三元集團代價乃三元集團協議訂約各方按公平原則磋商釐定，並已參考北京企業食品於三元食品二零零四年七月三十一日未經審核資產淨值(按照中國會計準則編製)應佔之55%股本權益。北京企業食品之55%股本權益應佔三元食品二零零四年七月三十一日未經審核資產淨值(按中國會計準則計算)約人民幣470,170,000元(相等於約442,930,000港元)或約每股三元食品股份人民幣1.35元(相等於約1.27港元)。

支付條款

三元集團代價須按以下方式分三期以相等於港元金額之現金支付：

(i) 人民幣258,896,800元(相等於約243,897,100港元，佔三元集團代價之80%)須於下文第(ii)項條件達成後五日內支付；

(ii) 人民幣32,362,100元(相等於約30,487,100港元，佔三元集團代價之10%)須於二零零六年一月三十一日前支付；及

(iii) 人民幣32,362,100元(相等於約30,487,100港元，佔三元集團代價餘下之10%)須於二零零六年十二月三十一日前支付。

股本權益）之全部100%股本權益，其中65.46%出售予三元集團，另34.54%出售予京泰實業，總代價為人民幣561,013,000元（相等於約528,509,700港元）。三元集團代價及京泰實業代價分別為人民幣323,621,000元（相等於約304,871,400港元）及人民幣237,392,000元（相等於約223,638,200港元），三元集團及京泰實業將會按三元集團協議及京泰實業協議之條款分期以現金方式支付。

由於三元集團乃三元食品之主要股東，而三元食品屬本公司擁有55%權益之附屬公司，根據上市規則之定義，三元集團屬本公司之關連人士。身為主要股東之京泰實業亦根據上市規則之定義屬本公司之關連人士。根據上市規則第14A.16(5)條，交易事項因而構成本公司之關連交易，須於股東特別大會取得獨立股東批准。由於京泰實業乃一名主要股東，並於交易事項中擁有重大利益，故京泰實業及其聯繫人士須放棄就交易事項投票。

由於上市規則第14.07條所載之適用百份比率超過5%但少於25%，就上市規則第14章而言，訂立三元集團協議及京泰實業協議亦構成本公司之須予披露交易。

本通函旨在向 閣下提供(i)關於交易事項以及三元集團協議及京泰實業協議條款之進一步資料；(ii)獨立董事委員會致獨立股東之推薦建議及金利豐就三元集團協議及京泰實業協議之條款致獨立董事委員會及獨立股東之意見；及(iii)召開股東特別大會藉以批准三元集團協議及京泰實業協議之通告。

交易事項

(1) 於二零零四年十二月三日訂立之三元集團協議

訂約各方

賣方 : 本公司

買方 : 三元集團，三元食品之主要股東


北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(根據公司條例於香港註冊成立之有限公司)

(股份代號:392)

執行董事:
衣錫群先生*(主席)*
張虹海先生*(副主席兼總裁)*
李福成先生*(副主席)*
郭迎明先生
劉　凱先生*(副總裁)*
包宗業先生
鄭萬河先生
李　滿先生
李中根先生
郭普金先生

獨立非執行董事:
劉漢銓先生
李東海先生
王憲章先生
武捷思先生
白德能先生

註冊辦事處:
香港
中環
干諾道中200號
信德中心西座
34樓

敬啟者:

須予披露交易和關連交易
關於出售北京企業(食品)有限公司
之全部股本權益

緒言

本公司於二零零四年十二月六日宣佈(其中包括)本公司於二零零四年十二月三日訂立兩份獨立協議,分別為三元集團協議及京泰實業協議,據此,本公司有條件同意向三元集團及京泰實業出售其於北京企業食品(其唯一資產為於三元食品之55%

「人民幣」	指	人民幣，中國之法定貨幣
「三元食品」	指	北京三元食品股份有限公司，於中國註冊成立之有限公司，為北京企業食品擁有55%權益之附屬公司，其股份在上海證券交易所A股市場上市
「三元集團」	指	北京三元集團有限責任公司，於中國註冊成立之國營企業，為三元食品之主要股東
「三元集團協議」	指	本公司（作為賣方）與三元集團（作為買方）於二零零四年十二月三日就交易事項訂立之協議
「三元集團代價」	指	三元集團根據三元集團協議購買北京企業食品65.46%股本權益而應付之金額人民幣323,621,000元（相等於約304,871,400港元）
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東」	指	本公司股東
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	具上市規則賦予之涵義
「三元食品股份」	指	三元食品現有股本中之普通股
「交易事項」	指	本公司根據三元集團協議及京泰實業協議之條款向三元集團及京泰實業出售北京企業食品之全部100%股本權益
「%」	指	百份比

除本通函另有指明外，以人民幣列示之款項乃按1.00港元兑人民幣1.0615元之匯率兑換為港元，僅作説明用途。

「本集團」	指	本公司及其附屬公司
「港元」	指	港元,香港之法定貨幣
「香港公認會計準則」	指	香港公認會計準則
「香港」	指	中華人民共和國香港特別行政區
「獨立董事委員會」	指	董事會之獨立委員會,成員包括獨立非執行董事劉漢銓先生、李東海先生、王憲章先生、武捷思先生及白德能先生,乃就三元集團協議及京泰實業協議之條款是否公平合理向獨立股東提供意見而成立
「獨立股東」	指	不涉及三元集團協議及/或京泰實業協議或於三元集團協議及/或京泰實業協議中並無擁有任何利益之股東
「金利豐」	指	金利豐財務顧問有限公司,為獨立董事委員會及獨立股東有關交易事項之獨立財務顧問及根據證券及期貨條例獲准從事第6類受規管活動之持牌法團
「最後實際可行日期」	指	二零零四年十二月二十日,為本通函付印前就確定及核對其中所載有關資料而言之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「中國」	指	中華人民共和國,就本通函而言,不包括香港、中華人民共和國澳門特別行政區及台灣
「中國會計準則」	指	中國《企業會計準則》和《企業會計制度》

於本通函內，除非文義另有所指，否則以下詞彙具有下列涵義：

「聯繫人士」	指	具上市規則賦予之涵義
「北京企業食品」	指	北京企業（食品）有限公司，於英屬處女群島註冊成立之有限公司，為本公司之全資附屬公司兼三元食品之主要股東
「京泰實業」	指	京泰實業（集團）有限公司，於香港註冊成立之公司，其實際權益由北京市政府擁有
「京泰實業協議」	指	本公司（作為賣方）與京泰實業（作為買方）於二零零四年十二月三日就交易事項訂立之協議
「京泰實業代價」	指	京泰實業根據京泰實業協議購買北京企業食品34.54%股本權益而應付之金額人民幣237,392,000元（相等於約223,638,200港元）
「BEIL」	指	Beijing Enterprises Investments Limited，於英屬處女群島成立之公司
「董事會」	指	董事會
「本公司」	指	北京控股有限公司，於香港註冊成立之有限公司，其股份在聯交所上市
「完成」	指	交易事項完成
「董事」	指	本公司董事
「股東特別大會」	指	本公司即將召開之股東特別大會，以供股東考慮並酌情通過為批准及實行交易事項而提呈之決議案

目　錄

頁次

此乃要件　請即處理

閣下如對本通函之內容或應採取之行動**有任何疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之北京控股有限公司股份全部**售出或轉讓**，應立即將本通函送交買主、承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

（根據公司條例於香港註冊成立之有限公司）

（股份代號：392）

須予披露交易和關連交易
關於出售北京企業（食品）有限公司
之全部股本權益

獨立董事委員會及獨立股東之獨立財務顧問



金利豐財務顧問有限公司

董事會（定義見本通函）函件載於本通函第4至第14頁。獨立董事委員會（定義見本通函）函件載於本通函第15頁。獨立財務顧問金利豐財務顧問有限公司函件載於本通函第16至25頁，當中載列其致獨立董事委員會及獨立股東（定義見本通函）之意見。

北京控股有限公司謹訂於二零零五年一月七日（星期五）上午十時，假座香港干諾道中200號信德中心西座34樓舉行股東特別大會，有關大會通告載於本通函第33至第35頁。無論　閣下能否出席大會，務請將隨附之代表委任表格按其印備之指示填妥及盡快交回北京控股有限公司之股份過戶登記處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，惟無論如何不得遲於大會指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可按本身意願親身出席大會（或其任何續會），並於會上投票。

二零零四年十二月二十三日



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies)

(Stock Code: 392)

DISCLOSEABLE AND CONNECTED TRANSACTIONS IN RELATION TO THE DISPOSAL OF THE ENTIRE EQUITY INTEREST IN BEIJING ENTERPRISES (DAIRY) LIMITED

The Company announces that on 3rd December 2004 the Company has entered into two separate agreements namely the San Yuan Group Agreement and the Beijing Holdings Agreement, pursuant to which, the Company has conditionally agreed to sell its entire 100% equity interest in Beijing Enterprises (Dairy) (whose sole asset is its 55% equity interest in San Yuan) to San Yuan Group and Beijing Holdings, as to 65.46% to San Yuan Group and as to 34.54% to Beijing Holdings, for the aggregate consideration of RMB561,013,000 (equivalent to approximately HK$528,509,700). The San Yuan Group Consideration and the Beijing Holdings Consideration is RMB323,621,000 (equivalent to approximately HK$304,871,400) and RMB237,392,000 (equivalent to approximately HK$223,638,200) respectively and will be settled in cash by instalments by San Yuan Group and Beijing Holdings in accordance with the terms of the San Yuan Group Agreement and the Beijing Holdings Agreement.

Upon completion of the Transactions, the Group will not have any interest in both Beijing Enterprises (Dairy) and San Yuan. Hence, Beijing Enterprises (Dairy) and San Yuan will no longer be subsidiaries of the Company upon completion of the Transactions.

As San Yuan Group is a substantial shareholder of San Yuan which is a 55% subsidiary of the Company, San Yuan Group is a connected person of the Company as defined under the Listing Rules. Beijing Holdings being a substantial Shareholder, as a result, Beijing Holdings is also a connected person of the Company as defined under the Listing Rules. Hence, the Transactions constitute connected transactions for the Company under Rule 14A.16(5) of the Listing Rules and are subject to the reporting, announcement and independent shareholders' approval requirements.

As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules exceed 5% but less than 25%, the entering into of the San Yuan Group Agreement and the Beijing Holdings Agreement also constitutes discloseable transactions for the Company for the purpose of Chapter 14 of the Listing Rules.

An independent board committee will be formed to advise the Independent Shareholders in relation to the fairness and reasonableness of the terms of the Transactions. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders in this regard. As Beijing Holdings is a Shareholder and has a material interest in the Transactions, Beijing Holdings and its associates will abstain from voting on the Transactions.

A circular containing, inter alias, details of the Transactions, including the advice from the Independent Board Committee and the independent financial adviser as required under the Listing Rules, together with a notice to convene the EGM , will be despatched to the Shareholders as soon as practicable.

On 3rd December 2004, the Company has entered into two separate agreements with San Yuan Group and Beijing Holdings for the disposal of the Company's entire 100% equity interest in Beijing Enterprises (Dairy) and its indirect 55% equity interest in San Yuan.

THE TRANSACTIONS

(1) San Yuan Group Agreement, dated 3rd December 2004

Parties

Vendor: the Company

Purchaser: San Yuan Group, a substantial shareholder of San Yuan

Assets to be disposed of

65.46% equity interest in Beijing Enterprises (Dairy) whose sole asset is its 55% equity interest in San Yuan, is currently 100% owned by the Company

Consideration

The San Yuan Group Consideration is RMB323,621,000 (equivalent to approximately HK$304,871,400) or approximately RMB1.42 (equivalent to approximately HK$1.34) per SY Share.

The San Yuan Group Consideration has been arrived at after arm's length negotiations between the parties to the San Yuan Group Agreement with reference to Beijing Enterprises (Dairy)'s attributable 55% equity interest in San Yuan's unaudited net asset value as at 31st July 2004 according to PRC Enterprise Accounting Principle and Enterprise Accounting System ("PRC GAAP"). San Yuan's unaudited net asset value as at 31st July 2004 according to PRC GAAP attributable to Beijing Enterprises (Dairy)'s 55% equity interest amounted to approximately RMB470.17 million (equivalent to approximately HK$442.93 million) or approximately RMB1.35 (equivalent to approximately HK$1.27) per SY Share.

Payment terms

The San Yuan Group Consideration shall be satisfied in cash in equivalent amount in HK$ by three instalments in the manner set out below:

(i) RMB258,896,800 (equivalent to approximately HK$243,897,100), representing 80% of the San Yuan Group Consideration shall be paid within five days after the condition (ii) as listed below is satisfied;

(ii) RMB32,362,100 (equivalent to approximately HK$30,487,100), representing 10% of the San Yuan Group Consideration shall be paid no later than 31st January 2006; and

(iii) RMB32,362,100 (equivalent to approximately HK$30,487,100), representing the remaining 10% of the San Yuan Group Consideration shall be paid no later than 31st December 2006.

Conditions precedent

Completion of the San Yuan Group Agreement is conditional upon:–

(i) all consents, waivers, approvals, authorisations and clearances (if any) of any relevant PRC governmental or regulatory authority necessary for the parties to enter into and perform the San Yuan Group Agreement having been obtained; and

(ii) the Independent Shareholders approving the San Yuan Group Agreement at the EGM.

There is no provision for any of the conditions set out above to be waived in the San Yuan Group Agreement and the Company has no intention to waive any of the conditions stated therein.

The parties hereto will terminate the Transactions if no viable solution can be reached in the event that the conditions precedent are not satisfied.

Completion

Completion is to take place on the day after all the conditions precedent have been satisfied.

(2) Beijing Holdings Agreement, dated 3rd December 2004

Parties

Vendor: the Company

Purchaser: Beijing Holdings, a substantial Shareholder

Assets to be disposed of

34.54% equity interest in Beijing Enterprises (Dairy) whose sole asset is its 55% equity interest in San Yuan, is currently 100% owned by the Company

Consideration

The Beijing Holdings Consideration is RMB237,392,000 (equivalent to approximately HK$223,638,200) or approximately RMB1.97 (equivalent to approximately HK$1.86) per SY Share.

The Beijing Holdings Consideration has been arrived at after arm's length negotiations between the parties to the Beijing Holdings Agreement with reference to Beijing Enterprises (Dairy)'s attributable 55% equity interest in San Yuan's unaudited net asset value as at 31st July 2004 according to PRC GAAP. San Yuan's unaudited net asset value as at 31st July 2004 according to PRC GAAP attributable to Beijing Enterprises (Dairy)'s 55% equity interest amounted to approximately RMB470.17 million (equivalent to approximately HK$442.93 million) or approximately RMB1.35 (equivalent to approximately HK$1.27) per SY Share.

Payment terms

The Beijing Holdings Consideration shall be satisfied in cash in equivalent amount in HK$ by four instalments in the manner set out below:

(i) RMB23,739,200 (equivalent to approximately HK$22,363,800), representing 10% of the Beijing Holdings Consideration shall be paid within five days after the condition (ii) as listed below is satisfied;

(ii) RMB71,217,600 (equivalent to approximately HK$67,091,500), representing 30% of the Beijing Holdings Consideration shall be paid within one year from the effective date of Beijing Holdings Agreement;

(iii) RMB71,217,600 (equivalent to approximately HK$67,091,500), representing 30% of the Beijing Holdings Consideration shall be paid within two years from the effective date of Beijing Holdings Agreement; and

(iv) RMB71,217,600 (equivalent to approximately HK$67,091,500), representing 30% of the Beijing Holdings Consideration shall be paid within three years from the effective date of Beijing Holdings Agreement.

Conditions precedent

Completion of the Beijing Holdings Agreement is conditional upon:-

(i) all consents, waivers, approvals, authorisations and clearances (if any) of any relevant PRC governmental or regulatory authority necessary for the parties to enter into and perform the Beijing Holdings Agreement having been obtained; and

(ii) the Independent Shareholders approving the Beijing Holdings Agreement at the EGM.

There is no provision for any of the conditions set out above to be waived in the Beijing Holdings Agreement and the Company has no intention to waive any of the conditions stated therein.

The parties hereto will terminate the Transactions if no viable solution can be reached in the event that the conditions precedent are not satisfied.

Completion

Completion is to take place on the day after all the conditions precedent have been satisfied.

INFORMATION ON BEIJING ENTERPRISES (DAIRY)

Beijing Enterprises (Dairy) is a company incorporated in the British Virgin Islands with limited liability and is a wholly owned subsidiary of the Company. The principal business of Beijing Enterprises (Dairy) is investment holding. As at the date of this announcement, Beijing Enterprises (Dairy)'s sole asset is its 55% equity interest in San Yuan.

INFORMATION ON SAN YUAN

San Yuan is a company incorporated in the PRC with limited liability, the shares of which are listed on the Shanghai Stock Exchange A Share Market with a market capitalisation of approximately RMB2,336.80 million (equivalent to approximaltey HK$2,201.41 million) based on 635 million SY Shares in issue and closing price per SY Share of RMB3.68 (equivalent to approximatley HK$3.47) on 3rd December 2004. San Yuan has registered capital of RMB635,200,000 and is owned as to 55% by Beijing Enterprises (Dairy) and as to 15.28% by San Yuan Group.

San Yuan is principally engaged in production, distribution and sale of a variety of dairy products, primarily in Beijing and owns a 50% interest in Beijing McDonald's Food Co., Ltd., which in turn is engaged in the operation of McDonald's franchise stores in Beijing and Guangdong.

The audited and unaudited consolidated financial information according to PRC GAAP of San Yuan for the two years ended 31st December 2002, 31st December 2003 and the seven months ended 31st July 2004 are set out below:

	Year ended 31st December				Seven months ended 31st July	
	2002 (audited)		2003 (audited)		2004 (unaudited)	
	RMB'000	*HK$'000*	*RMB'000*	*HK$'000*	*RMB'000*	*HK$'000*
Turnover	1,116,370	1,051,691	1,307,034	1,231,309	620,348	584,407
Profit/ (loss) before taxation and minority interest	74,174	69,877	26,666	25,121	(50,008)	(47,111)
Net profit/(loss) attributable to shareholders	60,174	57,196	12,819	12,076	(51,232)	(48,264)

	As at 31st December				As at 31st July	
	2002 (audited)		2003 (audited)		2004 (unaudited)	
	RMB'000	*HK$'000*	*RMB'000*	*HK$'000*	*RMB'000*	*HK$'000*
Net asset value	572,850	539,661	916,907	863,784	854,861	805,333

As at the date of this announcement, there is no inter-company loan, advance or any other financial arrangement between the Group and Beijing Enterprises (Dairy) and San Yuan.

REASONS FOR ENTERING INTO THE TRANSACTIONS

The Group is principally engaged in four major sectors of business: infrastructure, consumer products, tourism and retail services and technology. Consumer products sector includes manufacture, distribution and sale of beer, wine, dairy products and processed meat and seafood products.

For the year ended 31st December 2003, the Group recorded audited turnover for the dairy operations according to Hong Kong Generally Accepted Accounting Principles ("HK GAAP") of approximately HK$1,003.81 million representing approximately 12.59% of the Group's total turnover. For the six months ended 30th June 2004, the Group recorded unaudited turnover for the dairy operations according to HK GAAP of approximately HK$456.27 million representing approximately 10.19% of the Group's total unaudited turnover.

As extracted in the interim report of the Company for the six months ended 30th June 2004, San Yuan was adversely affected by the keen market competition. The loss attributable from San Yuan to the Group according to HK GAAP was HK$24.31 million and had imposed a negative impact on the overall performance of consumer products business of the Group. The Directors consider that the Transactions represent a good opportunity to effect the Group's business restructuring plan as stated in the interim report of the Company for the six months ended 30th June 2004.

According to San Yuan's third quarter results as announced by San Yuan, San Yuan reported a net loss of approximately RMB52.69 million (equivalent to approximately HK$49.64 million) for the nine months ended 30th September 2004 according to PRC GAAP. The Directors are of the view that the disposal of Beijing Enterprises (Dairy) and the Group's indirect interest in San Yuan will better enhance the financial performance of the Group since the results of the loss making San Yuan will no longer be consolidated with those of the Group upon completion of the Transactions.

The net proceeds from the Transactions of RMB 561,013,000 (equivalent to approximately HK$528,509,700) will be applied towards general working capital of the Company and no specific investment has been identified by the Company at this stage for the utilisation of the proceeds.

The Board considers that the terms of the San Yuan Group Agreement and the Beijing Holdings Agreement including, without limitation, the San Yuan Group Consideration and the Beijing Holdings Consideration payable thereunder and the manner in which such considerations will be settled, are on normal commercial terms, fair and reasonable and are in the interests of the Shareholders as a whole.

The shareholding structure prior and subsequent to the Transactions is set out below:–

PRIOR TO THE TRANSACTIONS


San Yuan Group
Beijing Holdings
15.28%
66.48%
0.04%
BEIL
66.51%
the Company
100%
Beijing Enterprises (Dairy)
55%
San Yuan

SUBSEQUENT TO THE TRANSACTIONS


San Yuan Group
Beijing Holdings
15.28%
65.46%
34.54%
66.48%
0.04%
BEIL
Beijing Enterpriss (Dairy)
66.51%
55%
the Company
San Yuen

GENERAL

Upon completion of the Transactions, the Group will not have any interest in both Beijing Enterprises (Dairy) and San Yuan. Hence, Beijing Enterprises (Dairy) and San Yuan will no longer be subsidiaries of the Company upon completion of the Transactions.

As San Yuan Group is a substantial shareholder of San Yuan which is a 55% subsidiary of the Company, San Yuan Group is a connected person of the Company as defined under the Listing Rules. Beijing Holdings being a substantial shareholder of the Company, as a result, Beijing Holdings is also a connected person of the Company as defined under the Listing Rules. Hence, the Transactions constitute connected transaction for the Company under Rule 14A.16(5) of the Listing Rules and are subject to the reporting, announcement and independent shareholders' approval requirements.

As the applicable percentage ratios set out in Rule 14.07 of the Listing Rules exceed 5% but less than 25%, the entering into of the San Yuan Group Agreement and the Beijing Holdings Agreement also constitutes discloseable transaction for the Company for the purpose of Chapter 14 of the Listing Rules.

An independent board committee will be formed to advise the Independent Shareholders in relation to the fairness and reasonableness of the terms of the Transactions. An independent financial advisor will be appointed to advise the Independent Board Committee and the Independent Shareholders in this regard. As Beijing Holdings is a substantial Shareholder and has a material interest in the Transactions, Beijing Holdings and its associates will abstain from voting on the Transactions.

A circular containing, inter alias, details of the Transactions, including the advice from the Independent Board Committee and the independent financial advisor as required under the Listing Rules, together with a notice to convene the EGM , will be despatched to the Shareholders as soon as practicable.

The Directors of the Company as at the date of this announcement are as follows:

Executive Directors: Yi Xi Qun; Zhang Hong Hai; Li Fu Cheng; Guo Ying Ming; Liu Kai; Bao Zong Ye; Zheng Wan He; Li Man; Li Zhong Gen; Guo Pu Jin.

Independent non-executive Directors: Lau Hon Chuen, Ambrose; Lee Tung Hai, Leo; Wang Xian Zhang; Wu Jiesi; Robert A. Theleen.

DEFINITION

In this announcement, the following expressions have the following meaning unless the context requires otherwise:–

"associate(s)"	has the meaning ascribed thereto in the Listing Rules
"Beijing Enterprises (Dairy)"	北京企業(食品)有限公司 (Beijing Enterprises (Dairy) Limited), a company incorporated in the British Virgin Islands with limited liability. It is a wholly owned subsidiary of the Company and is a substantial shareholder of San Yuan
"Beijing Holdings"	京泰實業(集團)有限公司 (Beijing Holdings Limited), a company incorporated in Hong Kong and is effectively owned by the Beijing Municipal Government
"Beijing Holdings Agreement"	an agreement dated 3rd December 2004 entered into between the Company (as vendor) and Beijing Holdings (as purchaser) in respect of the Transactions
"Beijing Holdings Consideration"	the amount of RMB237,392,000 (equivalent to approximately HK$223,638,200) payable by Beijing Holdings for the purchase of 34.54% equity interest in Beijing Enterprises (Dairy) pursuant to the Beijing Holdings Agreement
"BEIL"	Beijing Enterprises Investments Limited, a company incorporated in the British Virgin Islands
"Board"	the board of Directors
"Company"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Director(s)"	the director(s) of the Company
"EGM"	the extraordinary general meeting to be convened by the Company for the Shareholders to consider and pass, if thought fit, resolutions proposed for the approving and implementing the Transactions
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Shareholder(s)"	the Shareholder(s) who are not involved in or have any interest in the San Yuan Group Agreement and/or the Beijing Holdings Agreement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"PRC"	the People's Republic of China, excluding Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan for the purpose of this announcement
"RMB"	Renminbi, the lawful currency of the PRC
"San Yuan"	北京三元食品股份有限公司 (Beijing Sanyuan Foods Company Limited), a company incorporated in the PRC with limited liability and a 55% owned subsidiary of Beijing Enterprises (Dairy), the shares of which are listed in the Shanghai Stock Exchange A Share Market
"San Yuan Group Agreement"	an agreement dated 3rd December 2004 entered into between the Company (as vendor) and San Yuan Group (as purchaser) in respect of the Transactions
"San Yuan Group Consideration"	the amount of RMB323,621,000 (equivalent to approximately HK$304,871,400) payable by San Yuan Group for the purchase of 65.46% equity interest in Beijing Enterprises (Dairy) pursuant to the San Yuan Group Agreement
"San Yuan Group"	北京三元集團有限責任公司 (Beijing San Yuan Group Company), a state-owned enterprise incorporated in the PRC and a substantial shareholder of San Yuan
"Shareholder(s)"	the shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder(s)"	has the meaning ascribed in the Listing Rules
"SY Share(s)"	ordinary share(s) in the existing share capital of San Yuan
"Transactions"	the disposal of the entire 100% equity interest in Beijing Enterprises (Dairy) by the Company to San Yuan Group and Beijing Holdings pursuant to the terms of the San Yuan Group Agreement and Beijing Holdings Agreement
"%"	per cent.

By the Order of the Board
TAM Chun Fai
Company Secretary

Hong Kong, 6th December 2004

The conversion of RMB into HK$ in this announcement is based on the approximate exchange rate of HK$1.00 = RMB1.0615

Please also refer to the published version of this announcement in The Standard.